================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

     Pre-Effective Amendment No. 1 (File No. 333-177381)                     [X]

     Post-Effective Amendment No.                                            [ ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                    Amendment No. 67 (File No. 811-07355)                    [X]

                        (Check appropriate box or boxes)

                         RIVERSOURCE VARIABLE ACCOUNT 10
                    (previously IDS LIFE VARIABLE ACCOUNT 10)
                           (Exact Name of Registrant)

                       RiverSource Life Insurance Company
                     (previously IDS Life Insurance Company)
                               (Name of Depositor)

            70100 Ameriprise Financial Center, Minneapolis, MN 55474 (Address of Depositor's Principal Executive Offices) (Zip Code)

        Depositor's Telephone Number, including Area Code (612) 678-4177

   Dixie Carroll, 50605 Ameriprise Financial Center, Minneapolis, MN 55474
                     (Name and Address of Agent for Service)

Approximate date of proposed sale to the public: as soon as practicable following the effective date of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8 (a) may determine.

================================================================================

PROSPECTUS


JAN. 31, 2012


RIVERSOURCE(R)

RETIREMENT GROUP VARIABLE ANNUITY CONTRACT II

GROUP DEFERRED COMBINATION FIXED/VARIABLE ANNUITIES

ISSUED BY:  RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)
            70100 Ameriprise Financial Center
            Minneapolis, MN 55474
            Telephone: (800) 862-7919
            ameriprise.com/variableannuities
            RIVERSOURCE VARIABLE ACCOUNT 10/RIVERSOURCE ACCOUNT MGA

This prospectus describes a group variable annuity contract, RiverSource Retirement Group Variable Annuity Contract II, and the certificates issued thereunder. It is designed to fund employer group retirement plans that meet the requirements of Section 403(b) of the Internal Revenue Code of 1986, as amended (the Code). It contains important information that you should know before investing in the RiverSource Retirement Group Variable Annuity Contract II.

Prospectuses are also available for:

-     AllianceBernstein Variable Products Series Fund, Inc.

-     American Century Variable Portfolios, Inc

-     Columbia Funds Variable Insurance Trust

-     Columbia Funds Variable Series Trust II

-     Fidelity(R) Variable Insurance Products -- Service Class 2

-     Franklin(R) Templeton(R) Variable Insurance Products Trust (FTVIPT) --
      Class 2


-     Janus Aspen Series: Service Shares


-     MFS(R) Variable Insurance Trust(SM)


-     Morgan Stanley Universal Investment Funds (UIF)


-     Neuberger Berman Advisers Management Trust

-     Oppenheimer Variable Account Funds -- Service Shares

-     PIMCO Variable Investment Trust (VIT)

-     Wells Fargo Variable Trust

Please read the prospectuses carefully and keep them for future reference.

THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THIS CONTRACT IS NOT A DEPOSIT OF A BANK OR FINANCIAL INSTITUTION AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THIS CONTRACT INVOLVES INVESTMENT RISK INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

A Statement of Additional Information (SAI), dated the same date as this prospectus, is incorporated by reference into this prospectus. It is filed with the SEC and is available without charge by contacting RiverSource Life at the telephone number and address listed above. The table of contents of the SAI is on the last page of this prospectus. The SEC maintains an Internet site. This prospectus, the SAI and other information about the product are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

Variable annuities are insurance products that are complex investment vehicles. Before you invest, be sure to ask your sales representative about the contract features, benefits, risks and fees, and whether the contract is appropriate for you, based upon your financial situation and objectives.

The contract and certificate described in this prospectus may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special contract form used in that state.

RiverSource Life has not authorized any person to give any information or to make any representations regarding the contract or certificate other than contained in this prospectus or the fund prospectuses.

RiverSource Life offers several different annuities which your sales representative may or may not be authorized to offer to you. Each annuity has different features and benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the annuity. The different features and benefits may include the investment and fund manager options, variations in interest rate amount and guarantees, credits, surrender charge schedules and access to your annuity account values. The fees and charges you will pay when buying, owning and surrendering money from the certificate we describe in this prospectus may be more or less than the fees and charges of other variable annuities we and our affiliates issue.

TABLE OF CONTENTS

KEY TERMS.......................................................................
THE CONTRACT AND CERTIFICATE IN BRIEF...........................................
EXPENSE SUMMARY.................................................................
CONDENSED FINANCIAL INFORMATION.................................................
FINANCIAL STATEMENTS............................................................
THE VARIABLE ACCOUNT AND THE FUNDS..............................................
GUARANTEE PERIOD ACCOUNTS (GPAS)................................................
THE FIXED ACCOUNT...............................................................
ENROLLING UNDER THE CONTRACT ...................................................
CHARGES.........................................................................
VALUING YOUR INVESTMENT.........................................................
MAKING THE MOST OF YOUR CERTIFICATE.............................................
SURRENDERS......................................................................
LOANS ..........................................................................
CHANGING OWNERSHIP..............................................................
BENEFITS IN CASE OF DEATH ......................................................
THE ANNUITY PAYOUT PERIOD.......................................................
TAXES...........................................................................
VOTING RIGHTS...................................................................
SUBSTITUTION OF INVESTMENTS.....................................................
ABOUT THE SERVICE PROVIDERS.....................................................
ADDITIONAL INFORMATION..........................................................
APPENDIX A: THE FUNDS...........................................................
APPENDIX B: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA)............................
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION....................

KEY TERMS

These terms can help you understand details about the contract and certificate.

ACCUMULATION UNIT: A measure of the value of each subaccount prior to the application of amounts to an annuity payment plan.

ANNUITANT, JOINT ANNUITANT: The participant named in each certificate on whose life or life expectancy the annuity payouts are based. A joint annuitant can be named by the participant on the annuitization start date.

ANNUITIZATION START DATE: The date when a participant's annuity payments begin according to the applicable annuity payment plan.

ANNUITY PAYOUTS: An amount paid at regular intervals under one of several plans.

ASSUMED INVESTMENT RETURN: The rate of return we assume your investments will earn when we calculate your initial annuity payout amount using the annuity table in your certificate. The standard assumed investment return we use is 5% but you may request we substitute an assumed investment return of 3.5%.

BENEFICIARY: The person a participant designates to receive benefits in case of a participant's death while the certificate is in force.

CERTIFICATE: The document issued to each participant under a contract describing the terms of the contract and the rights and benefits available to the participant.

CERTIFICATE ACCOUNT: An account established for each participant under the contract to maintain a record of payments, transactions and the value of each participant's investment.

CERTIFICATE ACCOUNT VALUE: The total value of a participant's certificate account at any point in time.

CERTIFICATE DATE: The date from which certificate anniversaries, certificate years, and certificate months are determined. It is the effective date of a participant's certificate account.

CERTIFICATE YEAR: A period of 12 months, starting on the certificate date and on each anniversary of the certificate date.

CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m. Eastern time unless the NYSE closes earlier).

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT: The group flexible premium deferred variable annuity contract by and between RiverSource Life and the contract holder. The contract describes the terms of the annuity contract, the rights of the contract holder and the rights and benefits of the participants.

CONTRACT HOLDER (PLAN SPONSOR, EMPLOYER): The employer that owns this contract and has established and sponsors the Plan. The contract holder, as the employer, accommodates elective deferral contributions and nonelective contributions made by or on behalf of participants.

CONTRACT YEAR: A period of 12 months, starting on the date we issue the contract and each anniversary of that date.

ERISA: Employee Retirement Income Security Act of 1974, as amended, and regulations thereunder.

FIXED ACCOUNT: Our general account which includes the loan account and the Special DCA fixed account. Amounts allocated to this account earn interest at rates that we declare periodically.

FUNDS: Investment options under your certificate. Participant may allocate purchase payments into subaccounts investing in shares of any or all of these funds.

GOOD ORDER: We cannot process your transaction request relating to the contract and certificate until we have received the request in good order at our corporate office. "Good order" means the actual receipt of the requested transaction in writing, along with all information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes your completed request; the contract number; the transaction amount (in dollars); the names of and allocations to and/or from the subaccounts and the fixed account affected by the requested transaction; the signatures of the participant, exactly as registered on the certificate, if necessary; Social Security Number or Taxpayer Identification Number; and any other information or supporting documentation that we may require. With respect to purchase requests, "good order" also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

GUARANTEE PERIOD: The number of successive 12-month periods that a guaranteed interest rate is credited.

GUARANTEE PERIOD ACCOUNTS (GPAS): A nonunitized separate account to which you may allocate purchase payments or transfer certificate value of at least $1,000. These accounts have guaranteed interest rates for guarantee periods we declare when you allocate purchase payments or transfer contract value to a GPA. These guaranteed rates and periods of time may vary by state. Unless an exception applies, transfers or surrenders from a GPA done more than 30 days before the end of the guarantee period will receive a market value adjustment, which may result in a gain or loss of principal.

MARKET VALUE ADJUSTMENT (MVA): A positive or negative adjustment assessed if any portion of a Guarantee Period Account is surrendered or transferred more than 30 days before the end of its guarantee period.

PARTICIPANT (YOU, YOUR): The person or persons for whom a certificate account is established under the plan as directed by the contract holder.

PLAN: The written plan document established by the contract holder which meets the requirements of Section 403(b) of the Code.

RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life" refer to RiverSource Life Insurance Company.

SURRENDER VALUE: The amount you are entitled to receive if you make a full surrender from your certificate account. It is the certificate account value immediately prior to the surrender, minus any applicable charges and any loan amount, plus any positive or negative market value adjustment.

VALUATION DATE: Any normal business day, Monday through Friday, on which the NYSE is open, up to the close of business. At the close of business, the next valuation date begins. We calculate the accumulation unit value of each subaccount on each valuation date.

If we receive your purchase payment or any transaction request (such as a transfer or surrender request) in good order at our corporate office before the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the valuation date we received your payment or transaction request. On the other hand, if we receive your purchase payment or transaction request in good order at our corporate office at or after the close of business, we will process your payment or transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.

VARIABLE ACCOUNT: Separate subaccounts to which you may allocate purchase payments; each invests in shares of one fund. The value of your investment in each subaccount changes with the performance of the particular fund.

THE CONTRACT AND CERTIFICATE IN BRIEF

The contract described in this prospectus is designed as a funding vehicle for retirement plans under Section 403(b) of the Code. 403 (b) Plan annuity contracts, which are also referred to as Tax Sheltered Annuities (TSAs), provide for certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under the Code. The contract is an agreement between the contract holder (generally the employer authorized to hold retirement plan assets for the benefit of employees) and RiverSource Life. The contract is subject to the terms of the Plan to the extent that the terms of the plan are consistent with the terms of the contract. The contract holder may purchase the contract and participants may purchase certificates thereunder. Each participant in the Plan is issued a certificate evidencing the participant's interest in the contract and describing its benefits. The participant is an employee for whose benefit the employer remits purchase payments to us. The participant's rights are subject to any conditions and /or limitations imposed by the Plan.

PURPOSE: The purpose of the contract is to allow participants to accumulate money for retirement or a similar long-term goal by making purchase payments. You may allocate your purchase payments to the GPAs, Special DCA fixed account and/or subaccounts under the contract and listed in the certificate; however, you risk losing amounts you invest in the subaccounts of the variable account. These accounts, in turn, may earn returns that increase the value of the certificate account. Beginning at a specified time in the future called the annuitization start date, the certificate provides lifetime or other forms of payouts of your certificate account value after any market value adjustment (less any applicable premium tax, outstanding loan amount and/or other charges).

ENROLLING UNDER THE CONTRACT: There are many factors to consider carefully before you purchase a variable annuity. Variable annuities are not right for everyone. MAKE SURE YOU HAVE ALL THE FACTS YOU NEED BEFORE YOU PURCHASE A VARIABLE ANNUITY. Some of the factors you may wish to consider include:

- Tax advantages: Most annuities have a tax-deferred feature. So do many retirement plans under the Code. Because you are a participant in an annuity contract used to fund a tax-favored employer sponsored retirement arrangement, you should be aware that your certificate will not provide any necessary or additional tax deferral. Before enrolling under the contract, you should consider features other than tax deferral that may help you reach your retirement goals. In addition, the Code subjects retirement plans to required withdrawals triggered at a certain age. These mandatory withdrawals are called required minimum distributions ("RMDs"). RMDs may reduce the value of certain death benefits (see "Taxes -- Required Minimum Distributions"). You should consult your tax advisor before you enroll under the contract for an explanation of the tax implications to you.

- Taxes: Generally, amounts contributed on a pretax basis are not taxed at the time of the contribution. Income earned on your certificate account also grows tax-deferred until you make surrenders or begin to receive payouts. (Under certain circumstances, IRS penalty taxes may apply.) Even if you direct payouts to someone else, you will be taxed on the income if you are the participant. (see "Taxes")

- How long you plan to keep your certificate account: variable annuities are not short-term liquid investments. Does the certificate meet your current and anticipated future needs for liquidity?

- The fees and expenses you will pay when buying, owning and surrendering money from the certificate account. We do not assess directly fees and expenses against the contract holder. The fees and expenses are assessed at the certificate level, which means that you, the participant, directly pay for the fees and expenses associated with investing in the contract. (see "Charges")

- Short-term trading: if you plan to manage your investment in the certificate account by frequent or short-term trading, this certificate is not suitable for you and you should not buy it. (see "Making the Most of The Contract and Certificate -- Transferring Among Accounts")

FREE LOOK PERIOD: You, as the participant, have the right to examine your certificate and cancel enrollment in the contract by returning your certificate to our agent or our corporate office within the 10 days after receiving it (or any longer period that is required by the state law). You will receive a full refund of the certificate account value. The valuation date will be the date your request is received at our corporate office. (For California residents, the valuation date will be the earlier of the date your certificate is returned to our agent or to our corporate office). We will not deduct any certificate charges or fees. However, you bear the investment risk from the time of purchase until you return the certificate and any positive or negative market value adjustment will apply; the refund amount may be more or less than the payment you made. (EXCEPTION: If the law requires, we will refund all of your purchase payments.)

ACCOUNTS: Generally, you may allocate your purchase payments among the:

- subaccounts of the variable account, each of which invests in a fund with a particular investment objective. The value of each subaccount varies with the performance of the particular fund in which it invests. We cannot guarantee that the value at the annuitization start date will equal or exceed the total purchase payments you allocate to the subaccounts. (see "The Variable Account and the Funds")

- GPAs which earn interest at rates declared when you make an allocation to that account. The required minimum investment in each GPA is $1,000. These accounts may not be available in all states. (see "Guarantee Period Accounts (GPAs)")

- the Special DCA fixed account which earns interest at rates that we adjust periodically. There are restrictions on transfers from this account, including restrictions on the amount you can allocate to this account and how long certificate account value can remain in this account. (see "The Fixed Account")


TRANSFERS: You currently may redistribute your certificate account value among the subaccounts without charge at any time until the annuitization start date, and once per certificate year after the annuitization start date. Transfers out of the GPAs done more than 30 days before the end of the guarantee period will be subject to an MVA, unless an exception applies. You may establish automated transfers among the accounts. Transfers into the Special DCA fixed account are not permitted. GPAs and the Special DCA fixed account are subject to special restrictions. (see "Making the Most of The Contract and Certificate -- Transferring Among Accounts")


SURRENDERS: Any distribution from a certificate account will be treated as a surrender or partial surrender. Unless restricted by the Code or terms of the Plan, you may surrender all or part of your certificate account value, less any loan amount, at any time before the annuitization start date. You also may establish automated partial surrenders. Surrenders may be subject to income taxes (including an IRS penalty for premature distribution from your certificate account) and may have other tax consequences. (see "Surrenders")

BENEFITS IN CASE OF DEATH: If you die before the annuitization start date, we will pay the beneficiary an amount at least equal to the certificate account value. (see "Benefits in Case of Death ")

ANNUITY PAYOUTS: You can apply your certificate account value, after reflecting any adjustments, to an annuity payout plan that begins on the annuitization start date. You may choose from a variety of plans to make sure that payouts continue as long as you like. The payout schedule must meet IRS requirements. We can make payouts on a fixed or variable basis, or both. During the annuity payout period, your choices for subaccounts may be limited. The GPAs and the Special DCA fixed account are not available after the annuitization start date. (see "The Annuity Payout Period")

EXPENSE SUMMARY

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING AND SURRENDERING FROM THE CERTIFICATE.

THE FIRST TWO TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CERTIFICATE, NOT INCLUDING FUND FEES AND EXPENSES.

CERTIFICATE ADMINISTRATIVE CHARGE


ANNUAL CERTIFICATE ADMINISTRATIVE CHARGE                                                       MAXIMUM: $50  CURRENT: $0
ANNUAL CERTIFICATE ADMINISTRATIVE CHARGE IF YOUR CERTIFICATE ACCOUNT VALUE EQUALS OR EXCEEDS
  $50,000                                                                                      MAXIMUM: $20  CURRENT: $0
CERTIFICATE ADMINISTRATIVE CHARGE AT FULL SURRENDER                                            MAXIMUM: $50  CURRENT: $0

ANNUAL VARIABLE ACCOUNT EXPENSES
(As a percentage of average daily subaccount value)

 MORTALITY AND EXPENSE RISK FEE                                                                                0.95%


ANNUAL OPERATING EXPENSES OF THE FUNDS


THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CERTIFICATE. THESE OPERATING EXPENSES ARE FOR THE FISCAL YEAR ENDED DEC. 31, 2010, UNLESS OTHERWISE NOTED. THE FIRST TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS. THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE EACH FUND'S PROSPECTUS.


MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS(a)

(Including management fee, distribution and/or service (12b-1) fees and other expenses)


                                                                  MINIMUM  MAXIMUM

Total expenses before fee waivers and/or expense reimbursements    0.47%    1.60%


(a) Each fund deducts management fees and other expenses from fund assets. Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition, the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Accounts and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make, please review the fund's prospectus and SAI.

TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND *

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)



                                                                                                        ACQUIRED FUND GROSS TOTAL
                                                                             MANAGEMENT 12B-1   OTHER     FEES AND       ANNUAL
FUND NAME**                                                                     FEES     FEES  EXPENSES   EXPENSES***   EXPENSES
---------------------------------------------------------------------------  ---------- ------ -------- ------------- --------------
 AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                      0.75%   0.25%   0.10%         --%    1.10%
 American Century VP Value, Class II                                             0.87    0.25      --          --     1.12
 Columbia Variable Portfolio -- Balanced Fund (Class 3)                          0.64    0.13    0.17          --     0.94(1),(2)
 Columbia Variable Portfolio -- Cash Management Fund (Class 2)                   0.33    0.25    0.17          --     0.75(2)
 Columbia Variable Portfolio -- Diversified Bond Fund (Class 2)                  0.41    0.25    0.16          --     0.82(1)
 Columbia Variable Portfolio -- Diversified Equity Income Fund (Class 2)         0.56    0.25    0.14          --     0.95(1)
 Columbia Variable Portfolio -- Dynamic Equity Fund (Class 2)                    0.66    0.25    0.17        0.01     1.09(1),(2)
 Columbia Variable Portfolio -- Emerging Markets Opportunity Fund (Class 2)      1.07    0.25    0.28          --     1.60(1)
 Columbia Variable Portfolio -- Global Bond Fund (Class 2)                       0.55    0.25    0.18          --     0.98(1)
 Columbia Variable Portfolio -- Global Inflation Protected Securities Fund
  (Class 2)                                                                      0.42    0.25    0.15          --     0.82
 Columbia Variable Portfolio -- High Income Fund, Class 2                        0.63    0.25    0.18          --     1.06(3)
 Columbia Variable Portfolio -- High Yield Bond Fund (Class 2)                   0.58    0.25    0.17          --     1.00(1)
 Columbia Variable Portfolio -- Income Opportunities Fund (Class 2)              0.57    0.25    0.15          --     0.97(1),(2)
 Columbia Variable Portfolio -- International Opportunity Fund (Class 2)         0.79    0.25    0.20          --     1.24(1)
 Columbia Variable Portfolio -- Large Cap Growth Fund (Class 2)                  0.71    0.25    0.18          --     1.14(1),(2)
 Columbia Variable Portfolio -- Limited Duration Credit Fund (Class 2)           0.47    0.25    0.14          --     0.86(2)
 Columbia Variable Portfolio -- Marsico International Opportunities Fund,
  Class 2                                                                        1.02    0.25    0.24          --     1.51(4)
 Columbia Variable Portfolio -- Mid Cap Growth Opportunity Fund (Class 2)        0.76    0.25    0.16          --     1.17(1)
 Columbia Variable Portfolio -- Mid Cap Value Opportunity Fund (Class 2)         0.76    0.25    0.15          --     1.16(1),(2)
 Columbia Variable Portfolio -- S&P 500 Index Fund (Class 3)                     0.10    0.13    0.24          --     0.47(1)
 Columbia Variable Portfolio -- Select Large-Cap Value Fund (Class 2)            0.71    0.25    0.33          --     1.29(1),(2)
 Columbia Variable Portfolio -- Select Smaller-Cap Value Fund (Class 2)          0.79    0.25    0.21          --     1.25(1),(2)
 Columbia Variable Portfolio -- Short Duration U.S. Government Fund (Class
  2)                                                                             0.36    0.25    0.16          --     0.77(1)
 Columbia Variable Portfolio -- Strategic Income Fund, Class 2                   0.60    0.25    0.23          --     1.08(5)
 Fidelity(R) VIP Contrafund(R) Portfolio Service Class 2                         0.56    0.25    0.09          --     0.90
 Fidelity(R) VIP Mid Cap Portfolio Service Class 2                               0.56    0.25    0.10          --     0.91
 FTVIPT Franklin Small Cap Value Securities Fund -- Class 2                      0.51    0.25    0.17        0.01     0.94(6)
 FTVIPT Mutual Shares Securities Fund -- Class 2                                 0.60    0.25    0.14          --     0.99
 Janus Aspen Series Janus Portfolio: Service Shares                              0.64    0.25    0.03          --     0.92
 MFS(R) Utilities Series -- Service Class                                        0.73    0.25    0.08          --     1.06
 Morgan Stanley UIF Mid Cap Growth Portfolio, Class II Shares                    0.75    0.35    0.31          --     1.41(7)
 Neuberger Berman Advisers Management Trust Socially Responsive Portfolio
  (Class S)                                                                      0.85    0.25    0.23          --     1.33(8)
 Oppenheimer Global Securities Fund/VA, Service Shares                           0.63    0.25    0.13          --     1.01
 Oppenheimer Main Street Small- & Mid-Cap Fund(R)/VA, Service Shares             0.70    0.25    0.15          --     1.10(9)
 PIMCO VIT All Asset Portfolio, Advisor Share Class                              0.43    0.25      --        0.66     1.34(10)
 Variable Portfolio -- Aggressive Portfolio (Class 2)                              --    0.25    0.02        0.82     1.09

 Variable Portfolio -- American Century Diversified Bond Fund (Class 2)          0.47    0.25    0.15          --     0.87
 Variable Portfolio -- American Century Growth Fund (Class 2)                    0.64    0.25    0.14          --     1.03(11)
 Variable Portfolio -- Columbia Wanger International Equities Fund (Class
  2)                                                                             0.94    0.25    0.39          --     1.58(11)
 Variable Portfolio -- Columbia Wanger U.S. Equities Fund (Class 2)              0.88    0.25    0.18          --     1.31(11)
 Variable Portfolio -- Conservative Portfolio (Class 2)                            --    0.25    0.03        0.64     0.92
 Variable Portfolio -- Davis New York Venture Fund (Class 2)                     0.70    0.25    0.13          --     1.08(1),(11)
 Variable Portfolio -- DFA International Value Fund (Class 2)                    0.85    0.25    0.19          --     1.29(11)
 Variable Portfolio -- Eaton Vance Floating-Rate Income Fund (Class 2)           0.63    0.25    0.19          --     1.07(11)
 Variable Portfolio -- Goldman Sachs Mid Cap Value Fund (Class 2)                0.78    0.25    0.14          --     1.17(1)
 Variable Portfolio -- Invesco International Growth Fund (Class 2)               0.84    0.25    0.19          --     1.28(11)
 Variable Portfolio -- J.P. Morgan Core Bond Fund (Class 2)                      0.47    0.25    0.15          --     0.87
 Variable Portfolio -- Jennison Mid Cap Growth Fund (Class 2)                    0.75    0.25    0.15          --     1.15(11)
 Variable Portfolio -- Marsico Growth Fund (Class 2)                             0.64    0.25    0.14          --     1.03(11)
 Variable Portfolio -- MFS Value Fund  (Class 2)                                 0.64    0.25    0.14          --     1.03(11)
 Variable Portfolio -- Moderate Portfolio (Class 2)                                --    0.25    0.02        0.75     1.02
 Variable Portfolio -- Moderately Aggressive Portfolio (Class 2)                   --    0.25    0.02        0.79     1.06
 Variable Portfolio -- Moderately Conservative Portfolio (Class 2)                 --    0.25    0.02        0.69     0.96
 Variable Portfolio -- Morgan Stanley Global Real Estate Fund (Class 2)          0.85    0.25    0.25          --     1.35(11)
 Variable Portfolio -- NFJ Dividend Value Fund (Class 2)                         0.64    0.25    0.14          --     1.03(11)
 Variable Portfolio -- Nuveen Winslow Large Cap Growth Fund (Class 2)            0.65    0.25    0.15          --     1.05(11)
 Variable Portfolio -- Partners Small Cap Growth Fund (Class 2)                  0.88    0.25    0.20          --     1.33(11)
 Variable Portfolio -- Partners Small Cap Value Fund (Class 2)                   0.92    0.25    0.17        0.04     1.38(1),(11)
 Variable Portfolio -- PIMCO Mortgage-Backed Securities Fund (Class 2)           0.48    0.25    0.19          --     0.92(11)
 Variable Portfolio -- Pyramis(R) International Equity Fund (Class 2)            0.85    0.25    0.20          --     1.30(11)

 Variable Portfolio -- Wells Fargo Short Duration Government Fund (Class 2)      0.48    0.25    0.15      --     0.88(11)

 Wells Fargo Advantage VT Opportunity Fund -- Class 2                            0.65    0.25    0.21    0.01     1.12(13)
 Wells Fargo Advantage VT Small Cap Growth Fund -- Class 2                       0.75    0.25    0.20      --     1.20(12)



* The Funds provided the information on their expenses and we have not independently verified the information.



**    The previous fund names can be found in the Appendix under "The
      Funds".



*** Includes fees and expenses incurred indirectly by the Fund as a result of its investment in other investment companies (also referred to as acquired funds).



(1)   Expense ratios have been adjusted to reflect current fees.



(2) Columbia Management Investment Advisers, LLC and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2012, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.82% for Columbia Variable Portfolio -- Balanced Fund (Class 3), 0.705% for Columbia Variable Portfolio -- Cash Management Fund (Class 2), 0.985% for Columbia Variable Portfolio -- Dynamic Equity Fund (Class 2), 0.955% for Columbia Variable Portfolio -- Income Opportunities Fund (Class 2), 1.015% for Columbia Variable Portfolio -- Large Cap Growth Fund (Class 2), 0.79% for Columbia Variable Portfolio -- Limited Duration Credit Fund (Class 2), 1.145% for Columbia Variable Portfolio -- Mid Cap Value Opportunity Fund (Class 2), 1.075% for Columbia Variable Portfolio -- Select Large-Cap Value Fund (Class 2) and 1.205% for Columbia Variable Portfolio -- Select Smaller-Cap Value Fund (Class 2).



(3) Management fees have been restated to reflect contractual changes to the investment advisory and/or administrative fee rates. Other expenses have been restated to reflect contractual changes to the transfer agency fees paid. The Adviser has voluntarily agreed to reimburse a portion of the Fund's expenses so that the Fund's ordinary operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses, but including custodian charges relating to overdrafts, if any), after giving effect to any balance credits from the Fund's custodian, do not exceed 0.85% of the Fund's average daily net assets on an annualized basis. The Adviser, in its discretion, may revise or discontinue this arrangement at any time.



(4) Other expenses have been restated to reflect contractual changes to the transfer agency fees paid. The Adviser has contractually agreed to bear, through April 30, 2012, a portion of the Fund's expenses so that the Fund's ordinary operating expenses (excluding brokerage commissions, interest, taxes, acquired fund fees and expenses, and extraordinary expenses, but including custodian charges relating to overdrafts, if any), after giving effect to any balance credits from the Fund's custodian, do not exceed the annual rate of 1.45% of the Fund's average daily net assets. This expense arrangement may only be modified or amended with approval from all parties to such arrangement, including the Fund and the Adviser.



(5) Management fees have been restated to reflect contractual changes to the investment advisory and/or administration fee rates. Other expenses have been restated to reflect contractual changes to the transfer agency fees paid and contractual changes to certain other fees. The Adviser and/or its affiliates have contractually agreed to bear, through April 30, 2012, a portion of the Fund's expenses so that the Fund's ordinary operating expenses (excluding certain expenses such as brokerage commissions, interest, taxes, acquired fund fees and expenses, and extraordinary expenses, if any), after giving effect to any balance credits from the Fund's custodian, do not exceed the annual rate of 0.83% of the Fund's average daily net assets. This expense arrangement may only be modified or amended with approval from all parties to such arrangement, including the Fund and the Adviser.



(6) The manager and administrator have agreed in advance to reduce their fees as a result of the Fund's investment in a Franklin Templeton money market fund. This reduction will continue until at least April 30, 2012. After fee reductions, net expenses would be 0.93%.



(7) The Portfolios' adviser, Morgan Stanley Investment Management Inc. (the "Adviser"), has agreed to reduce its advisory fee and/or reimburse each Portfolio so that total annual portfolio operating expenses, excluding certain investment related expenses (such as foreign country tax expense and interest expense on amounts borrowed) (but including any 12b-1 fee), will not exceed 1.15%. The fee waivers and/or expense reimbursements are expected to continue until such time as the Fund's Board of Directors acts to discontinue all or a portion of such waivers and/or reimbursements when it deems that such action is appropriate.



(8) Neuberger Berman Management LLC ("NBM") has undertaken through Dec. 31, 2014, to waive fees and/or reimburse certain operating expenses, including the compensation of NBM and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1.17% of the average daily net asset value. The expense limitation arrangement for the Portfolio is contractual and any excess expenses can be repaid to NBM within three years of the year incurred, provided such recoupment would not cause the Portfolio to exceed its respective limitation.



(9) The Manager has voluntarily agreed to limit the Fund's total annual operating expenses so that those expenses, as percentages of daily net assets, will not exceed the annual rate of 1.05%. This voluntary expense limitation may not be amended or withdrawn until one year after the date of the Funds' prospectus.



(10) PIMCO has contractually agreed, through May 1, 2012, to reduce its advisory fee to the extent that the Underlying PIMCO Fund Expenses attributable to advisory and supervisory and administrative fees exceed 0.64% of the total assets invested in Underlying PIMCO Funds. PIMCO may recoup these waivers in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. The fee reduction is implemented based on a calculation of Underlying PIMCO fund expenses attributable to advisory and supervisory and administrative fees that is different from the calculation of acquired fund fees and expenses listed in the table above. After fee waivers, net expenses would be 1.305%.



(11) Columbia Management Investment Advisers, LLC and its affiliates have contractually agreed to waive certain fees and to reimburse certain expenses (other than acquired fund fees and expenses, if any) until April 30, 2012, unless sooner terminated at the sole discretion of the Fund's Board of Trustees. Any amounts waived will not be reimbursed by the Fund. Under this agreement, net fund expenses (excluding acquired fund fees and expenses, if any), will not exceed 0.95% for Variable Portfolio -- American Century Growth Fund (Class 2), 1.26% for Variable Portfolio -- Columbia Wanger International Equities Fund (Class 2), 1.22% for Variable Portfolio -- Columbia Wanger U.S. Equities Fund (Class 2), 1.025% for Variable Portfolio -- Davis New York Venture Fund (Class 2), 1.18% for Variable Portfolio -- DFA International Value Fund (Class 2), 0.98% for Variable Portfolio -- Eaton Vance Floating-Rate Income Fund (Class 2), 1.20% for Variable Portfolio -- Invesco International Growth Fund (Class
      2), 1.08% for Variable Portfolio -- Jennison Mid Cap Growth Fund (Class
      2), 0.97% for Variable Portfolio -- Marsico Growth Fund (Class 2), 0.97% for Variable Portfolio -- MFS Value Fund (Class 2), 1.14% for Variable Portfolio -- Morgan Stanley Global Real Estate Fund (Class 2), 1.01% for Variable Portfolio -- NFJ Dividend Value Fund (Class 2), 0.99% for Variable Portfolio -- Nuveen Winslow Large Cap Growth Fund (Class 2), 1.31% for Variable Portfolio -- Partners Small Cap Growth Fund (Class 2), 1.265% for Variable Portfolio -- Partners Small Cap Value Fund (Class 2), 0.81% for Variable Portfolio -- PIMCO Mortgage-Backed Securities Fund (Class 2), 1.20% for Variable Portfolio -- Pyramis(R) International Equity Fund (Class 2) and 0.83% for Variable Portfolio -- Wells Fargo Short Duration Government Fund (Class 2).



(12) Expenses have been adjusted from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses. Funds Management has committed through July 18, 2013 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund's total annual fund operating expenses after fee waiver, excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.20% for Wells Fargo Advantage VT Small Cap Growth Fund -- Class 2.



(13) Expenses have been adjusted from amounts incurred during the Fund's most recent fiscal year to reflect current fees and expenses. Funds Management has committed through April 30, 2012 to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund's total annual fund operating expenses after fee waiver, excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund, do not exceed 1.07%.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN A CERTIFICATE ACCOUNT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE YOUR TRANSACTION EXPENSES, CERTIFICATE ADMINISTRATIVE CHARGES, VARIABLE ACCOUNT ANNUAL EXPENSES AND FUND FEES AND EXPENSES.

THESE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CERTIFICATE ACCOUNT FOR THE TIME PERIODS INDICATED. THESE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR.

MAXIMUM EXPENSES. These examples assume the most expensive combination of certificate features and benefits and the maximum fees and expenses of any of the funds(1). Although your actual costs may be lower, based on these assumptions your costs would be:


                                                                                  IF YOU DO NOT SURRENDER YOUR CERTIFICATE ACCOUNT
                                      IF YOU SURRENDER YOUR CERTIFICATE ACCOUNT       OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                      AT THE END OF THE APPLICABLE TIME PERIOD:      AT THE END OF THE APPLICABLE TIME PERIOD:
                                      1 YEAR   3 YEARS    5 YEARS    10 YEARS      1 YEAR    3 YEARS    5 YEARS      10 YEARS
                                      $ 311     $ 949     $ 1,607     $ 3,350       $ 311     $ 949      $ 1,607      $ 3,350


MINIMUM EXPENSES. These examples assume the least expensive combination of certificate features and benefits and the minimum fees and expenses of any of the funds(2). Although your actual costs may be higher, based on these assumptions your costs would be:


                                                                                  IF YOU DO NOT SURRENDER YOUR CERTIFICATE ACCOUNT
                                      IF YOU SURRENDER YOUR CERTIFICATE ACCOUNT       OR IF YOU SELECT AN ANNUITY PAYOUT PLAN
                                      AT THE END OF THE APPLICABLE TIME PERIOD:      AT THE END OF THE APPLICABLE TIME PERIOD:
                                      1 YEAR   3 YEARS    5 YEARS     10 YEARS     1 YEAR    3 YEARS    5 YEARS      10 YEARS
                                      $ 146     $ 452       $ 781      $ 1,711      $ 146     $ 452      $ 781        $ 1,711


(1)   In these examples, the certificate administrative charge is $50.

(2)   In these examples, the certificate administrative charge is $0.


THE EXAMPLES ARE ILLUSTRATIVE ONLY. YOU SHOULD NOT CONSIDER THESE EXAMPLES AS A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES WILL BE HIGHER OR LOWER THAN THOSE SHOWN IF YOU ALLOCATE CERTIFICATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUBACCOUNTS.

CONDENSED FINANCIAL INFORMATION

As of the date of this prospectus, no certificates had been issued. Therefore, we have not provided any condensed financial information.

FINANCIAL STATEMENTS

You can find our audited financial statements in the SAI. The SAI does not include audited financial statements for divisions which are comprised of subaccounts, because they are new and have no activity as of the financial statement date.

THE VARIABLE ACCOUNT AND THE FUNDS

THE VARIABLE ACCOUNT: The variable account was established under Minnesota law on Aug. 23, 1995, and the subaccounts are registered together as a single unit investment trust under the Investment Company Act of 1940 (the 1940 Act). This registration does not involve any supervision of our management or investment practices and policies by the SEC. All obligations arising under the contracts are general obligations of RiverSource Life.

The variable account meets the definition of a separate account under federal securities laws. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. State insurance law prohibits us from charging a subaccount with liabilities of any other subaccount or of our general business. The variable account includes other subaccounts that are available under contracts that are not described in this prospectus.

Although the Internal Revenue Service (IRS) has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable contracts and provide additional guidance on investor control. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the contract, as necessary, so that the participant will not be subject to current taxation as the owner of the subaccount assets.

We intend to comply with all federal tax laws so that the contract continues to qualify as an annuity for federal income tax purposes. We reserve the right to modify the contract as necessary to comply with any new tax laws.

THE FUNDS: The contract currently offers subaccounts investing in shares of the funds. For a list of underlying funds with a summary of investment objectives, investment advisers and subadvisers, please see Appendix A.

- INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds' prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.

- FUND NAME AND MANAGEMENT: A fund underlying the contract in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.

- ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund name and management" above). Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the Code.

- ASSET ALLOCATION PROGRAMS MAY IMPACT FUND PERFORMANCE: Asset allocation programs in general may negatively impact the performance of an underlying fund. Even if you do not participate in an asset allocation program, a fund in which your subaccount invests may be impacted if it is included in an asset allocation program. Rebalancing or reallocation under the terms of the asset allocation program may cause a fund to lose money if it must sell large amounts of securities to meet a redemption request. These losses can be greater if the fund holds securities that are not as liquid as others; for example, various types of bonds, shares of smaller companies and securities of foreign issuers. A fund may also experience higher expenses because it must sell or buy securities more frequently than it otherwise might in the absence of asset allocation program rebalancing or reallocations. Because asset allocation programs include periodic rebalancing and may also include reallocation, these effects may occur under the asset allocation program we offer or under asset allocation programs used in conjunction with the contracts and plans of other eligible purchasers of the funds.

- FUNDS AVAILABLE UNDER THE CONTRACT: We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the certificate charges we impose. We select the underlying funds in which the subaccounts initially invest and when there is substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a contract, which funds to add to a contract and which funds will no longer be offered in a contract. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to fund performance, fund expenses, classes of fund shares available, size of the fund and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds and portfolio concentration and sector weightings. We also consider the levels and types of revenue, including but not limited to expense payments and non-cash compensation a fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund. The contract holder has the right to limit the investment options available under the contract,

-     REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF
      INTEREST: We or our affiliates receive from each of the funds, or the funds' affiliates, varying levels and types of revenue including but not limited to expense payments and non-cash compensation. The amount of this revenue and how it is computed varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the funds that are managed by our affiliates Columbia Management Investment Advisers, LLC (Columbia Management Investment Advisers) or Columbia Wanger Asset Management, LLC (Columbia Wanger Asset Management) (affiliated funds). Employee compensation and operating goals at all levels are tied to the success of Ameriprise Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on contract values that are invested in the affiliated funds. We or our affiliates receive revenue which ranges up to 0.64% of the average daily net assets invested in the underlying funds through this and other contracts we and our affiliate issue. We or our affiliates may also receive revenue which ranges up to 0.04% of aggregate, net or anticipated sales of underlying funds through this and other contracts we and our affiliate issue. Please see the SAI for a table that ranks the underlying funds according to total dollar amounts they and their affiliates paid us or our affiliates in the prior calendar year.

      Expense payments, non-cash compensation and other forms of revenue may influence recommendations your investment professional makes regarding whether you should invest in the contract and whether you should allocate purchase payments or certificate account value to a subaccount that invests in a particular fund (see "About the Service Providers").

      The revenue we or our affiliates receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the certificate (see "Expense Summary"). However, the revenue we or our affiliates receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate certificate account value to the subaccount that invests in that fund.

- WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive these revenues including but not limited to expense payments and non-cash compensation for various purposes:

      - Compensating, training and educating financial advisors who sell the contracts and certificates.

      - Granting access to our employees whose job it is to promote sales of the contracts/ certificates by authorized selling firms and their financial advisors, and granting access to financial advisors of our affiliated selling firms.

      - Activities or services we or our affiliates provide that assist in the promotion and distribution of the contracts/certificates including promoting the funds available under the contracts/ certificates to prospective and existing contract holders and participants, authorized selling firms and financial advisors.

      - Providing sub-transfer agency and shareholder servicing to contract holders and participants.

      - Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the contracts/certificates.

      - Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.

      - Furnishing personal services to contract holders and participants, including education of contract holders and participants, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).

      - Subaccounting, transaction processing, recordkeeping and administration.

- SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by Columbia Management Investment Advisers or Columbia Wanger Asset Management. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:

      - Assets of the fund's adviser and transfer agent or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.

      - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

- SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:

      - Assets of the fund's adviser, subadviser, transfer agent or an affiliate and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.

      - Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.

GUARANTEE PERIOD ACCOUNTS (GPAS)

The GPAs may not be available for contracts/certificate accounts in some states.

Currently, you may allocate purchase payments and/or certificate account value to one or more of the GPAs with guarantee periods declared by us. These periods of time may vary by state. The required minimum investment in each GPA is $1,000. These accounts are not offered after the annuitization start date.

Each GPA pays an interest rate that is declared when you make an allocation to that account. That interest rate is then fixed for the guarantee period that you chose. We will periodically change the declared interest rate for any future allocations to these accounts, but we will not change the rate paid on money currently in a GPA. The GPA interests under the contracts are registered with the SEC. The SEC staff reviews the disclosures in this prospectus on the GPA interests.

The interest rates that we will declare as guaranteed rates in the future are determined by us at our discretion (future rates).

We will determine future rates based on various factors including, but not limited to, the interest rate environment, returns earned on investments in the nonunitized separate account we have established for the GPAs, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition and RiverSource Life's revenues and other expenses. Interest rates offered may vary by state, but will not be lower than state law allows. WE CANNOT PREDICT NOR CAN WE GUARANTEE WHAT FUTURE RATES WILL BE.

We hold amounts you allocate to the GPAs in a "nonunitized" separate account. This separate account provides an additional measure of assurance that we will make full payment of amounts due under the GPAs. State insurance law prohibits us from charging this separate account with liabilities of any other separate account or of our general business. We own the assets of this separate account as well as any favorable investment performance of those assets. You do not participate in the performance of the assets held in this separate account. We guarantee all benefits relating to your value in the GPAs. This guarantee is based on the continued claims-paying ability of the company's general account. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.

We intend to construct and manage the investment portfolio relating to the separate account in such a way as to minimize the impact of fluctuations in interest rates. We achieve this by constructing a portfolio of assets with a price sensitivity to interest rate changes (i.e., price duration) that is similar to the price duration of the corresponding portfolio of liabilities.

We must invest this portfolio of assets in accordance with requirements established by applicable state laws regarding the nature and quality of investments that life insurance companies may make and the percentage of their assets that they may commit to any particular type of investment. Our investment strategy will incorporate the use of a variety of debt instruments having price durations tending to match the applicable guarantee periods. These instruments include, but are not necessarily limited to, the following:

- Securities issued by the U.S. government or its agencies or instrumentalities, which issues may or may not be guaranteed by the U.S. government;

- Debt securities that have an investment grade, at the time of purchase, within the four highest grades assigned by any of three nationally recognized rating agencies -- Standard & Poor's, Moody's Investors Service or Fitch -- or are rated in the two highest grades by the National Association of Insurance Commissioners;

- Debt instruments that are unrated, but which are deemed by RiverSource Life to have an investment quality within the four highest grades;

- Other debt instruments which are unrated or rated below investment grade, limited to 15% of assets at the time of purchase; and

- Real estate mortgages, limited to 30% of portfolio assets at the time of acquisition.

In addition, options and futures contracts on fixed income securities will be used from time to time to achieve and maintain appropriate investment and liquidity characteristics on the overall asset portfolio.

While this information generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal law and Minnesota and other state insurance laws.

MARKET VALUE ADJUSTMENT (MVA)

We will not apply an MVA to certificate account value you transfer or surrender out of the GPAs during the 30-day period ending on the last day of the guarantee period. During this 30 day window you may choose to start a new guarantee period of the same length, transfer the certificate account value from the specified GPA to a GPA of another length, transfer the certificate account value from the specified GPA to any of the subaccounts, or surrender the value from the specified GPA (all subject to applicable surrender and transfer provisions). If we do not receive any instructions by the end of your guarantee period, we will automatically transfer the certificate account value from the specified GPA into the shortest GPA term offered in your state. If no GPAs are offered, we will transfer the value to the money market or cash management variable subaccount we designate.

We guarantee the certificate account value allocated to the GPAs, including interest credited, if you do not make any transfers or surrenders from the GPAs prior to 30 days before the end of the guarantee period (30-day rule). At all other times, and unless one of the exceptions to the 30-day rule described below applies, we will apply an MVA if you surrender or transfer certificate account value from a GPA or you elect an annuity payout plan while you have certificate account value invested in a GPA. We will refer to these transactions as "early surrenders." The application of an MVA may result in either a gain or loss of principal.

The 30-day rule does not apply and no MVA will apply to amounts deducted for fees and charges.

Amounts we pay as death claims will not be reduced by any MVA.

When you request an early surrender, we adjust the early surrender amount by an MVA formula. The early surrender amount reflects the relationship between the guaranteed interest rate you are earning in your current GPA and the interest rate we are crediting on new GPAs that end at the same time as your current GPA.

The MVA is sensitive to changes in current interest rates. The magnitude of any applicable MVA will depend on our current schedule of guaranteed interest rates at the time of the surrender, the time remaining in your guarantee period and your guaranteed interest rate. The MVA is negative, zero or positive depending on how the guaranteed interest rate on your GPA compares to the interest rate of a new GPA for the same number of years as the guarantee period remaining on your GPA. This is summarized in the following table:

IF YOUR GPA RATE IS:                       THE MVA IS:
 Less than the new GPA rate + 0.10%       Negative
 Equal to the new GPA rate + 0.10%        Zero
 Greater than the new GPA rate + 0.10%    Positive

For an example, see Appendix B.

THE FIXED ACCOUNT

Amounts allocated to the fixed account become part of our general account. The fixed account includes the Special DCA fixed account and the loan account. We credit interest on amounts you allocate to the fixed account at rates we determine from time to time at our discretion. These rates will be based on various factors including, but not limited to, the interest rate environment, returns we earn on our general account investments, the rates currently in effect for new and existing RiverSource Life annuities, product design, competition, and RiverSource Life's revenues and expenses. The guaranteed minimum interest rate on amounts invested in the fixed account may vary by state but will not be lower than state law allows. We back the principal and interest guarantees relating to the fixed account. These guarantees are based on the continued claims-paying ability of RiverSource Life. You should be aware that our general account is exposed to the risks normally associated with a portfolio of fixed-income securities, including interest rate, option, liquidity and credit risk. You should also be aware that we issue other types of insurance and financial products as well, and we also pay our obligations under these products from assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account.

The fixed account is not required to be registered with the SEC. The SEC staff does not review the disclosures in this prospectus on the fixed account; however, disclosures regarding the fixed account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

THE SPECIAL DCA FIXED ACCOUNT

You may allocate purchase payments to the Special DCA fixed account. You may not transfer certificate account value to the Special DCA fixed account.

You may allocate your entire initial purchase payment to the Special DCA fixed account for a term of six or twelve months. We reserve the right to offer shorter or longer terms for the Special DCA fixed account.

In accordance with your investment instructions, we transfer a pro rata amount from the Special DCA fixed account to the subaccounts you select monthly so that, at the end of the Special DCA fixed account term, the balance of the Special DCA fixed account is zero. The first Special DCA monthly transfer occurs one day after we receive your payment. You may not use any GPA as a destination for the Special DCA monthly transfer.

The value of the Special DCA fixed account increases when we credit interest to the Special DCA fixed account, and decreases when we make monthly transfers from the Special DCA fixed account. When you allocate a purchase payment to the Special DCA fixed account, the interest rates applicable to that purchase payment will be the rates in effect for the Special DCA fixed account term you choose on the date we receive your purchase payment. The applicable interest rate is guaranteed for the length of the term for the Special DCA fixed account term you choose. We credit and compound interest daily based on a 365-day year (366 in a leap year) so as to produce the annual effective rate which we declare. We credit interest only on the declining balance of the Special DCA fixed account; we do not credit interest on amounts that have been transferred from the Special DCA fixed account. As a result, the net effective interest rates we credit will be less than the declared annual effective rates. Generally, we will credit the Special DCA fixed account with interest at the annual effective rate we apply on the date we receive your purchase payment, regardless of the length of the term you select. From time to time, we may credit interest to the Special DCA fixed account at promotional rates that are higher. We reserve the right to declare different annual effective rates:

-     for the Special DCA fixed account; and

-     for the Special DCA fixed accounts with terms of differing length.

Alternatively, you may allocate your initial purchase payment to any combination of the following which equals one hundred percent of the amount you invest:

-     the Special DCA fixed account for a six month term;

-     the Special DCA fixed account for a twelve month term;

- the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the GPAs.

Once you establish a Special DCA fixed account, you cannot allocate additional purchase payments to it. However, you may establish another Special DCA fixed account and allocate new purchase payments to it.

You may discontinue any Special DCA fixed account before the end of its term by giving us notice. If you do so, we will transfer the remaining balance of the Special DCA fixed account in accordance with your investment instructions to us to the GPAs and/or the subaccounts, subject to investment minimums and other restrictions we may impose on investments in the GPAs, including but not limited to, any limitations described in this prospectus on transfers (see "Transfer policies").

Dollar-cost averaging from the Special DCA fixed account does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. For a discussion of how dollar-cost averaging works, see "Making the Most of the Contract and Certificate -- Automated Dollar-Cost Averaging."

THE LOAN ACCOUNT

On the date your loan is processed, the loan amount is subtracted pro rata from all accounts in which you are invested, except the Special DCA fixed account and GPAs, and transferred to a loan account.

The loan account will earn interest daily. The current crediting rate will never be less than the fixed account minimum interest rate You may not make exchanges from the certificate account or plan to plan transfers from the loan account until after repayment of the loan balance. For more information about loans and loan account, see "Loans".

ENROLLING UNDER THE CONTRACT

Only employers with retirement plans qualified for tax favored treatment under section 403(b) of the Code may be issued a contract.

To enroll under the contract, you need to fill out an enrollment form and send it along with your initial purchase payment to our corporate office. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information we reserve the right to refuse to issue your certificate or take other steps we deem reasonable. As the owner, you have all rights and may receive all benefits under the contract. You cannot own a certificate in joint tenancy. You can enroll if you are 90 or younger.

When you enroll, you may select (if available in your state):

- GPAs, subaccounts and/or the Special DCA fixed account in which you want to invest;

-     how you want to make purchase payments;

-     a beneficiary.

The certificate provides for allocation of purchase payments to the subaccounts of the variable account, to the GPAs and/or to the Special DCA fixed account subject to the $1,000 required minimum investment for the GPAs. We currently allow you to allocate the total amount of purchase payment to the Special DCA fixed account. We reserve the right to limit purchase payment allocations to the Special DCA fixed account at any time on a non-discriminatory basis with notification, subject to state restrictions. You cannot terminate automated transfers from the Special DCA fixed account prior to the end of the Special DCA fixed account term. (See "Purchase Payments.")

If your enrollment form is complete, we will process it and apply your purchase payment to your investment selections within two business days after we receive it at our corporate office. If we accept your enrollment form, we will send you a certificate. If your enrollment form is not complete, you must give us the information to complete it within five business days. If we cannot accept your enrollment form within five business days, we will decline it and return any payment unless you specifically ask us to keep the payment and apply it once your enrollment form is complete.

We may discontinue enrolling new participants into the contract. In that case, we will notify the contract holder that no new participants will be enrolled under the contract on and after a specified date not earlier than 60 days after the date of the notice,

We will credit additional purchase payments you make to your accounts on the valuation date we receive them. If we receive an additional purchase payment at our corporate office before the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the payment. If we receive an additional purchase payment at our corporate office at or after the close of business, we will credit any portion of that payment allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the payment.


Unless you may make regular payments to your certificate account under a scheduled payment plan, you must make an initial purchase payment of $2,000 (see "Enrolling under the Contract -- Purchase Payments"). To begin a scheduled payment plan, you should contact the contract holder who will provide applicable forms. There is no charge for the scheduled payment plan. You can stop your scheduled payment plan payments at any time.


THE ANNUITIZATION START DATE

Annuity payouts begin on the annuitization start date. This means that the certificate account value, after market value adjustment of any GPAs, if applicable, will be annuitized or converted to a stream of monthly payments. If your certificate is annuitized, the certificate goes into payout and only the annuity payout provisions continue. Unless annuity payout Plan E is selected, you will no longer have access to your certificate account value. This means that the death benefit will end. When we process your enrollment form, we will establish the annuitization start date to be the maximum age (or certificate anniversary if applicable). You also can change the annuitization start date, provided you send us written instructions at least 30 days before annuity payouts begin.

The annuitization start date must be:

-     no earlier than the 30th day after the certificate date; and no later than

-     your 95th birthday or the tenth certificate anniversary, if later,

-     or such other date as agreed to by us.

Six months prior to your annuitization date, we will contact you with your options including the option to postpone your annuitization start date to a future date. You can also choose to delay the annuitization of your certificate beyond age 95 indefinitely, to the extent allowed by applicable tax laws.

If you do not make an election, annuity payouts using the certificate's default option of annuity payout Plan B -- Life with 10 years certain will begin on the annuitization start date and your monthly annuity payments will continue for as long as you live. If you do not survive 10 years, beneficiaries will continue to receive payments until 10 years of payments have been made.

If tax laws require that you take distributions from your annuity prior to your new annuitization start date, your certificate will not be automatically annuitized. However, if you choose, you can elect to request annuitization or take surrenders to meet your required minimum distributions.

BENEFICIARY

We will pay to your named beneficiary the death benefit if it becomes payable while the certificate is in force and before the annuitization start date. If there is more than one beneficiary we will pay each beneficiary's designated share when we receive their completed claim. A beneficiary will bear the investment risk of the variable account until we receive the beneficiary's completed claim. If there is no named beneficiary, then the default provisions of the contract and certificate will apply. (See "Benefits in Case of Death" for more about beneficiaries.)

PURCHASE PAYMENTS

      Purchase payments are payments made by you or on your behalf for the benefits described in the certificate. Purchase payment amounts and purchase payment timing may vary by state and be limited under the terms of the contract and Plan. If we do not receive your initial purchase payment within 180 days from the enrollment signed date, we will consider your certificate void from the start.

MINIMUM INITIAL PURCHASE PAYMENTS                       $2,000

MINIMUM ADDITIONAL PURCHASE PAYMENTS:
   If paying by installments under a group bill:        $25.00

 If paying by any other method:                         $50.00

MAXIMUM TOTAL PURCHASE PAYMENTS* (without corporate office approval) based on your age on the effective date of the payment:

For the first year and total:
 through age 85............................   $  1,000,000
 for ages 86 to 90.........................   $    100,000
 age 91 or older...........................   $          0
For each subsequent year:
 through age 85............................   $    100,000
 for ages 86 to 90.........................   $     50,000
 age 91 or older...........................   $          0

* These limits apply in total to all RiverSource Life annuities you own unless a higher amount applies to your certificate account. We reserve the right to waive or increase the maximum limit. The Code's limits on annual contributions also apply.

Subject to state restrictions, we reserve the right to change the above purchase payment limitations, including making further restrictions, upon written notice.

HOW TO MAKE PURCHASE PAYMENTS

1 BY LETTER

Send your check along with your name and contract number to:

RIVERSOURCE LIFE INSURANCE COMPANY
70100 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

 2 BY SCHEDULED PAYMENT PLAN

We can help the contract holder set up an automatic salary reduction agreement.

CONTRIBUTIONS TO YOUR CERTIFICATE ACCOUNT

There are three ways to make contributions to your certificate account:

     -   annual contributions made through the contract holder payroll;

     - with the Plan approval, a rollover from another eligible retirement plan; or

     - with the Plan approval, a plan to plan transfer or exchange under the same 403(b) plan.

ANNUAL CONTRIBUTIONS MADE THROUGH THE CONTRACT HOLDER PAYROLL

Annual contributions made through the contract holder payroll are made as elective deferral contributions and nonelective contributions, subject to the applicable annual contribution limits.

     - ELECTIVE DEFERRAL CONTRIBUTIONS: are the aggregate of amounts you or the contract holder, acting on your behalf, contribute to an elective deferral plan under any salary reduction agreement that conforms with the Code ("pre-tax contributions").

     - NONELECTIVE CONTRIBUTIONS: are any contributions made by the contract holder on your behalf (or to other 403(b) funding instruments authorized under the Plan) that do not qualify as elective deferral contributions. Any corrective contributions made by the contract holder as part of a voluntary compliance program will not be a nonelective contribution unless specifically identified as such as part of the correction process.

You may not make elective deferral contributions to the certificate account which, when added to contributions that are made by you or on your behalf to any other salary reduction arrangement, exceed the annual contribution limitations imposed by the Code for each calendar year. If the Plan permits, this annual limit may be increased, however, if you are eligible for the special "catch up" limitations under the Code for participants that are age 50 or older and the special limits applicable for certain employees with long term service with the employer, subject to the IRS rules. For any participant, the sum of elective deferral contributions and nonelective contributions, if any, made during any year cannot exceed the limitations of the Code. If the Plan uses a plan year other than the calendar year, then the limitations under the Code shall apply to contributions made during the plan year as defined under the Plan. We are not responsible for tracking those limits.

The limitations on contributions described in this provision shall not apply with respect to any purchase payment that qualifies as an eligible rollover distribution, as defined in the Code, from another eligible retirement plan as defined in the Code, or that is a plan to plan transfer of assets to your certificate account, or that is an exchange of contracts under applicable IRS guidance.

EXCESS DEFERRALS AND EXCESS CONTRIBUTIONS: Excess elective deferral contributions may be removed from your certificate account by April 15th of the calendar year following the year in which the excess elective deferral contribution occurred, provided that you or the contract holder notify us of the excess no later than the March 31st immediately preceding such date. In the absence of such notice, we are not required to return any such excess to you. We may distribute these amounts at any time. To the extent that the IRS permits alternative corrections for excess nonelective contributions, such amounts may be corrected in accordance with permitted correction methodology and with the Plan. Notwithstanding the preceding, nothing in the contract or the certificate shall prohibit us from making corrective distributions in accordance with the contract holder's efforts to satisfy voluntary compliance programs established by the IRS to comply with 403(b) plan requirements.

VESTING: Elective deferral contributions are always fully vested and nonforfeitable. Nonelective contributions are generally fully vested and nonforfeitable; however, the terms of the Plan may impose a vesting schedule on nonelective contributions and, in such instance, your vesting rights in the certificate account will be determined in accordance with the Plan.

If we accept unvested nonelective contributions, such unvested amounts shall be treated as if held in a separate account from your vested contributions in the certificate account solely for purposes of complying with the final IRS regulations applicable to such contributions to an annuity contract. The portion of the certificate account that is vested and the portion of the certificate account that is unvested are treated as separate certificate accounts.

ROLLOVER CONTRIBUTIONS INTO CERTIFICATE ACCOUNTS

A rollover is a contribution by you from an eligible retirement plan that qualifies as an eligible rollover distribution under the Code. A rollover may also be made by means of a direct rollover. A direct rollover is a rollover in which the proceeds of a distribution from another eligible retirement plan are made directly into your certificate account and are not paid, in cash or in kind, to you.

The certificate account may accept rollovers from any eligible retirement plan as defined in the Code to the extent it can accommodate such rollovers in accordance with applicable requirements.

PLAN TO PLAN TRANSFERS TO CERTIFICATE ACCOUNTS

If permitted by the Plan, the certificate account may accept a plan to plan transfer of your interest in a 403(b) annuity contract and/or 403(b)(7) custodial account issued to you under another employer's 403(b) plan only if:

     a.  the other 403(b) plan permits plan-to-plan transfers; and

     b. you are an employee or former employee of the contract holder and covered by the Plan under which the contract was issued; and

     c. your accumulated benefit immediately after the transfer is at least equal to your accumulated benefit immediately before the transfer, without regard to normal contract fees, charges and expenses; and

     d. the amount transferred into the certificate account must remain subject to distribution restrictions no less stringent than imposed by the transferring contract.

We may require any documentation from the other 403(b) plan as we deem necessary to process the transfer in accordance with applicable IRS guidance and to confirm that the other plan is a plan that satisfies section 403(b) of the Code.

CONTRACT EXCHANGES TO CERTIFICATE ACCOUNTS

If permitted by the Plan, the certificate account may accept an exchange of 403(b) contracts and/or 403(b)(7) custodial accounts. Any such exchange is permitted only if:

     a. the accumulated benefit of the certificate account immediately after the exchange is at least equal to the accumulated benefit of your 403(b) contract or 403(b)(7) custodial account immediately before the exchange; and

     b. the certificate account remains subject to distribution restrictions no less stringent than those imposed by the 403(b) contract or 403(b)(7) custodial account sending the exchange; and

     c. either we are included as an authorized 403(b) product provider under the Plan or we and the contract holder enter into an agreement to share information for 403(b) compliance purposes, including, but not limited to information on employment status, hardship distributions, loans, distributions, transfers and exchanges and contributions made to other authorized 403(b) product providers.

MISTAKEN CONTRIBUTIONS: If any amount is contributed into a certificate account under the Plan by a good faith mistake of fact, the mistaken contribution will be voided from the start and refunded to the party that made the contribution if a request is made by you, the contract holder or the administrator of the Plan and such request is received within one year after receipt of the mistaken contribution.

NONDISCRIMINATION REQUIREMENTS: Purchase payments made by you or on your behalf into the Plan are subject to the applicable nondiscrimination requirements of the Code. Amounts contributed for you that cause the 403(b) Plan to fail to satisfy such requirements may be refunded to you or to the contract holder, as appropriate, in accordance with the Plan and IRS guidance.

DISCONTINUANCE OF PURCHASE PAYMENTS UNDER THE CONTRACT: We reserve the right to discontinue accepting additional purchase payments after 60 days written notice. In all other respects the certificate account will continue to operate according to terms described in this certificate.

LIMITATIONS ON USE OF CONTRACTS

If mandated by applicable law, including but not limited to, federal anti-money laundering laws, we may be required to reject a purchase payment. We may also be required to block a participant's access to certificate account values and satisfy other statutory obligations. Under these circumstances, we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate governmental authority or court of competent jurisdiction.

CHARGES

CERTIFICATE ADMINISTRATIVE CHARGE

We may charge a fee for establishing and maintaining our records for each certificate account. Currently, we do not impose this charge but we reserve the right to apply this charge to new participants in the future.

We also reserve the right to institute this charge after the first contract anniversary to a maximum of $50 for all participants. We would waive this charge when your certificate account value is $50,000 or more on the current contract anniversary. We reserve the right to charge up to $20 after the first certificate anniversary for participants with certificate account values of $50,000 or more.

If you take a full surrender of your certificate account, we will deduct the full certificate administrative charge, if any, at the time of full surrender regardless of the certificate account value.

The charge would not apply to the amount applied to an annuity payment plan or to a participant's death benefit.




MORTALITY AND EXPENSE RISK FEE


We charge this fee daily to the subaccounts. The unit values of your subaccounts reflect this fee and it totals 0.95% of the subaccounts' average daily net assets on an annual basis. These fees cover the mortality and expense risk that we assume. These fees do not apply to the GPAs or the fixed account. We cannot increase these fees for a participant after the certificate is issued.


Mortality risk arises because of our guarantee to pay a death benefit and our guarantee to make annuity payouts according to the terms of the contract and described in the certificate, no matter how long a specific participant or annuitant lives and no matter how long our entire group of participants or annuitants live. If, as a group, participants or annuitants outlive the life expectancy we assumed in our actuarial tables, we must take money from our general assets to meet our obligations. If, as a group, annuitants do not live as long as expected, we could profit from the mortality risk fee. We deduct the mortality risk fee from the subaccounts during the annuity payout period even if the annuity payout plan does not involve a life contingency.

Expense risk arises because we cannot increase the certificate administrative charge more than $50 per certificate account and this charge may not cover our expenses. We would have to make up any deficit from our general assets. We could profit from the expense risk fee if future expenses are less than expected.

The subaccounts pay us the mortality and expense risk fee they accrued as follows:

- first, to the extent possible, the subaccounts pay this fee from any dividends distributed from the funds in which they invest;

- then, if necessary, the funds redeem shares to cover any remaining fees payable.

We may use any profits we realize from the subaccounts' payment to us of the mortality and expense risk fee for any proper corporate purpose, including, among others, payment of distribution (selling) expenses.

POSSIBLE GROUP REDUCTIONS: In some cases we may incur lower sales and administrative expenses due to the size of the group, the average contribution and the use of group enrollment procedures. In such cases, we may reduce or eliminate certain charges such as the certificate administrative charges.

FUND FEES AND EXPENSES

There are deductions from and expenses paid out of the assets of the funds that are described in the prospectuses for those funds. (See "Annual Operating Expenses of the Funds.")

PREMIUM TAXES

Certain state and local governments impose premium taxes on us (up to 3.5%). These taxes depend upon your state of residence or the state in which the contract was sold. Currently, we deduct any applicable premium tax when annuity payouts begin, but we reserve the right to deduct this tax at other times such as when you surrender your certificate.

VALUING YOUR INVESTMENT

We value your accounts as follows:

GPA

We value the amounts you allocate to the GPA directly in dollars. The GPA value equals:

-   the sum of your purchase payments and transfer amounts allocated to the GPA;

-   plus interest credited;

-   minus the sum of amounts surrendered and amounts transferred out; and

-   minus any prorated portion of the certificate administrative charge.

THE FIXED ACCOUNT

We value the amounts you allocate to the fixed account directly in dollars. The value of the fixed account equals:

- the sum of your purchase payments allocated to the Special DCA fixed account;

-   the sum of amounts allocated to the loan account;

-   plus interest credited;

-   minus the sum of amounts surrendered and amounts transferred out; and

-   minus any prorated portion of any certificate administrative charge.

SUBACCOUNTS

We convert amounts you allocated to the subaccounts into accumulation units. Each time you make a purchase payment or transfer amounts into one of the subaccounts, we credit a certain number of accumulation units to your certificate account for that subaccount.

Conversely, we subtract a certain number of accumulation units from your certificate account each time you take a partial surrender, transfer amounts out of a subaccount, or we assess a certificate administrative charge, if applicable.

The accumulation units are the true measure of investment value in each subaccount during the accumulation period. They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:

NUMBER OF UNITS: to calculate the number of accumulation units for a particular subaccount we divide your investment by the current accumulation unit value.

ACCUMULATION UNIT VALUE: the current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.

WE DETERMINE THE NET INVESTMENT FACTOR BY:

- adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

-   dividing that sum by the previous adjusted net asset value per share; and

- subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the accumulation unit value may increase or decrease. You bear all the investment risk in a subaccount.

FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: accumulation units may change in two ways -- in number and in value.

The number of accumulation units you own may fluctuate due to:

-   additional purchase payments you allocate to the subaccounts;

- transfers into or out of the subaccounts (including any positive or negative MVA on amounts transferred from the GPAs);

-   partial surrenders;

and a deduction of a prorated portion of the certificate administrative charge.

Accumulation unit values will fluctuate due to:

-   changes in fund net asset value;

-   fund dividends distributed to the subaccounts;

-   fund capital gains or losses;

-   fund operating expenses; and/or

-   mortality and expense risk fees.

MAKING THE MOST OF THE CONTRACT AND CERTIFICATE

AUTOMATED DOLLAR-COST AVERAGING

Currently, you can use automated transfers to take advantage of dollar-cost averaging (investing a fixed amount at regular intervals).

For example, you might transfer a set amount monthly from a relatively conservative subaccount to a more aggressive one, or to several others. You may not set up automated transfers to or from the GPAs or to the Special DCA fixed account. You can also obtain the benefits of dollar-cost averaging by setting up regular automatic payments under a scheduled payment plan.

There is no charge for dollar-cost averaging.

This systematic approach can help you benefit from fluctuations in accumulation unit values caused by fluctuations in the market values of the funds. Since you invest the same amount each period, you automatically acquire more units when the market value falls and fewer units when it rises. The potential effect is to lower your average cost per unit.

HOW DOLLAR-COST AVERAGING WORKS

                                                                                NUMBER
BY INVESTING AN EQUAL NUMBER                         AMOUNT    ACCUMULATION   OF UNITS
OF DOLLARS EACH MONTH                       MONTH   INVESTED    UNIT VALUE    PURCHASED
                                            -----   --------   ------------   ---------
                                             Jan    $    100   $      20         5.00
                                             Feb         100          18         5.56
you automatically buy                        Mar         100          17         5.88
more units when the                   --     Apr         100          15         6.67
per unit market price is low                 May         100          16         6.25
                                             June        100          18         5.56
                                             July        100          17         5.88
and fewer units                              Aug         100          19         5.26
when the per unit                     --     Sept        100          21         4.76
market price is high                         Oct         100          20         5.00

You paid an average price of $17.91 per unit over the 10 months, while the average market price actually was $18.10.

Dollar-cost averaging does not guarantee that any subaccount will gain in value nor will it protect against a decline in value if market prices fall. Because dollar-cost averaging involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals. For specific features contact your sales representative.

Subject to certain restrictions, dollar-cost averaging is available through the Special DCA fixed account. See the "Special DCA Fixed Account" section in this prospectus for details.

ASSET REBALANCING

You can ask us in writing to automatically rebalance the subaccount portion of your certificate account value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your certificate account value so that the value in each subaccount matches your current subaccount percentage allocations. These percentage allocations must be in whole numbers. There is no charge for asset rebalancing. The certificate account value must be at least $2,000.

You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your certificate account value. You must allow 30 days for us to change any instructions that currently are in place. For more information on asset rebalancing, contact your sales representative.

Asset rebalancing is available for use with the Special DCA fixed account (see "Special DCA Fixed Account") only if your subaccount allocation for asset rebalancing is exactly the same as your subaccount allocation for transfers from the Special DCA fixed account. If you change your subaccount allocations under the asset rebalancing program or the Special DCA fixed account, we will automatically change the subaccount allocations so they match. If you do not wish to have the subaccount allocation be the same for the asset rebalancing program and the Special DCA fixed account, you must terminate the asset rebalancing program or the Special DCA fixed account, as you may choose.

TRANSFERRING AMONG ACCOUNTS

You may transfer certificate account value from any one subaccount, GPAs and the Special DCA fixed account, to another subaccount before the annuitization start date. Certain restrictions apply to transfers involving the GPAs. You may not transfer certificate account value to the Special DCA fixed account. You may not transfer certificate account value from the Special DCA fixed account except as part of automated monthly transfers.

The date your request to transfer will be processed depends on when we receive it:

- If we receive your transfer request at our corporate office in good order before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request.

- If we receive your transfer request at our corporate office in good order at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request.

There is no charge for transfers. Before making a transfer, you should consider the risks involved in changing investments. Transfers out of the GPAs will be subject to an MVA if done more than 30 days before the end of the guarantee period, unless an exception applies.

We may suspend or modify transfer privileges at any time, subject to state regulatory requirements.

For information on transfers after annuity payouts begin, see "Transfer policies" below.

TRANSFER POLICIES

- Before the annuitization start date, you may transfer certificate account values between the subaccounts, or from the subaccounts to the GPAs at any time.

- You may transfer contract values from a GPA any time after 60 days of transfer or payment allocation to the account. Transfers made more than 30 days before the end of the guarantee period will receive an MVA, which may result in a gain or loss of certificate account value, unless an exception applies (see "The Guarantee Period Accounts (GPAs) -- Market Value Adjustment (MVA)").

- You may not transfer certificate account values from the subaccounts or the GPAs into the Special DCA fixed account. However, you may transfer certificate account values as automated monthly transfers from the Special DCA fixed account to the subaccounts. (See "Special DCA Fixed Account.")

- After the annuitization start date, you may not make transfers to or from the GPAs or from the Special DCA fixed account, but you may make transfers once per certificate year among the subaccounts. During the annuity payout period, we reserve the right to limit the number of subaccounts in which you may invest. On the annuitization start date, you must transfer all certificate account value out of your GPAs and Special DCA fixed account.

MARKET TIMING

Market timing can reduce the value of your investment in the certificate account. If market timing causes the returns of an underlying fund to suffer, certificate account value you have allocated to a subaccount that invests in that underlying fund will be lower, too. Market timing can cause you and your beneficiary(ies) under the contract a financial loss.

WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT ENROLL UNDER A CONTRACT IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE CONTRACT. THE UNDERLYING FUNDS IN WHICH THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE RESTRICTIVE THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE SUBACCOUNTS OF THE CONTRACT, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR NOTICE TO YOU.

Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:

- diluting the value of an investment in an underlying fund in which a subaccount invests;

- increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and

- preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.

Funds available as investment options under the contract that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.

IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUNDS FROM THE POTENTIALLY HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING POLICY TO DISCOURAGE FREQUENT TRANSFERS OF CERTIFICATE ACCOUNT VALUE AMONG THE SUBACCOUNTS OF THE VARIABLE ACCOUNT:

We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of an asset allocation, dollar-cost averaging and asset rebalancing program that may be described in this prospectus. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a participant who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your certificate account and the terms of the contract. These restrictions or modifications may include, but not be limited to:

-   requiring transfer requests to be submitted only by first-class U.S. mail;

- not accepting hand-delivered transfer requests or requests made by overnight mail;

-   not accepting telephone or electronic transfer requests;

-   requiring a minimum time period between each transfer;

-   not accepting transfer requests of an agent acting under power of attorney;

-   limiting the dollar amount that you may transfer at any one time;

-   suspending the transfer privilege; or

- modifying instructions under an automated transfer program to exclude a restricted fund if you do not provide new instructions.

Subject to applicable state law and the terms of each contract, we will apply the policy described above to all participants uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.

We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some contracts may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower certificate account values.

IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CERTIFICATE ACCOUNT, YOU SHOULD CAREFULLY REVIEW THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE

MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR CERTIFICATE ACCOUNT AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE AND EXCHANGE OF FUND SHARES. THIS ASSISTANCE MAY INCLUDE BUT NOT BE LIMITED TO PROVIDING THE UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER, TAXPAYER IDENTIFICATION NUMBER OR OTHER UNITED STATES GOVERNMENT-ISSUED IDENTIFIER AND THE DETAILS OF YOUR CERTIFICATE ACCOUNT TRANSACTIONS INVOLVING THE UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF CERTIFICATE ACCOUNT VALUE TO OR FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE CERTIFICATE ACCOUNT IN SEVERAL WAYS, INCLUDING BUT NOT LIMITED TO:

- Each fund may restrict or refuse trading activity that the fund determines, in its sole discretion, represents market timing.

- Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make within the certificate account, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund, may require us to reject your transfer request. For example, while we disregard transfers permitted under any asset allocation, dollar-cost averaging and asset rebalancing programs that may be described in this prospectus, we cannot guarantee that an underlying fund's market timing policies and procedures will do so. Orders we place to purchase fund shares for the variable accounts are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.

- Each underlying fund is responsible for its own market timing policies, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.

- Funds that are available as investment options under the contract and listed in the certificate may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.

FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN UNDERLYING FUND, THE RISKS THAT MARKET TIMING POSE TO THAT FUND, AND TO DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT FUND'S PROSPECTUS.

HOW TO REQUEST A TRANSFER OR SURRENDER

1 BY LETTER

Send your name, contract number, Social Security Number or Taxpayer Identification Number* and signed request for a transfer or surrender to:

RIVERSOURCE LIFE INSURANCE COMPANY
70100 AMERIPRISE FINANCIAL CENTER
MINNEAPOLIS, MN 55474

MINIMUM AMOUNT

Transfers or surrenders:  $250 or entire account balance**

MAXIMUM AMOUNT

Transfers or surrenders:  Certificate account value or entire account balance

* Failure to provide your Social Security Number or Taxpayer Identification Number may result in mandatory tax withholding on the taxable portion of the distribution.

** The certificate account value after a partial surrender must be at least the loan balance, if any, plus $500.

2 BY AUTOMATED TRANSFERS AND AUTOMATED PARTIAL SURRENDERS

Your sales representative can help you set up automated transfers among your subaccounts or GPAs or automated partial surrenders from the GPAs, Special DCA fixed account or the subaccounts.

You can start or stop this service by written request or other method acceptable to us. You must allow 30 days for us to change any instructions that are currently in place.

- Automated surrenders may be restricted by applicable law under some contracts.

- You may not make additional purchase payments if automated partial surrenders are in effect.

- Automated partial surrenders may result in IRS taxes and penalties on all or part of the amount surrendered.

- The balance in any account from which you make an automated transfer or automated partial surrender must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.

MINIMUM AMOUNT

Transfers or surrenders:  $50

MAXIMUM AMOUNT

Transfers or surrenders:  None

SURRENDERS

SURRENDERS OF CERTIFICATE ACCOUNT VALUES:

Any distribution from a certificate account will be treated as a surrender or partial surrender. Your certificate account value may only be surrendered under certain circumstances (see "Surrender Restrictions"). However, if not restricted by the Code or the Plan, you may surrender all or part of your certificate account at any time before the annuitization start date by sending us a written request or calling us. We will process your surrender request on the valuation date we receive it. If we receive your surrender request in good order at our corporate office before the close of business, we will process your surrender using the accumulation unit value we calculate on the valuation date we received your surrender request. If we receive your surrender request at our corporate office at or after the close of business, we will process your surrender using the accumulation unit value we calculate on the next valuation date after we received your surrender request. We may ask you to return the certificate. You may have to pay a certificate administrative charge, if applicable (see "Charges") and IRS taxes and penalties (see "Taxes"). You cannot make surrenders after the annuitization start date except under Plan E (see "The Annuity Payout Period -- Annuity Payout Plans").

Any partial surrenders you take from the certificate account will reduce your certificate account value. As a result, the value of your death benefit will be reduced

In addition, surrenders you are required to take to satisfy the RMDs under the Code may reduce the value of death benefits (see "Taxes -- Required Minimum Distributions").

SURRENDER OF THE CONTRACT:

Subject to certain rules, the contract holder may surrender the contract for the full surrender value of all certificate accounts to be paid to the participants. The contract holder must send us a written request, or other method agreed to by us, while the contract remains in force. We will process a surrender request on the valuation date we receive it. If we receive a surrender request in good order at our corporate office before the close of business, we will process a surrender using the accumulation unit value we calculate on the valuation date we received a surrender request. If we receive a surrender request at our corporate office at or after the close of business, we will process a surrender using the accumulation unit value we calculate on the next valuation date after we received a surrender request. If a participant dies following a surrender request, payment will be made to the participant's estate. Any amounts surrendered, including any related charges, cannot be repaid. Upon surrender for the full surrender value of all participants' certificate accounts, the contract will terminate. We may require that the contract holder return the contract to us before we pay the full surrender value.

SURRENDER POLICIES

If you have a balance in more than one account and you request a partial surrender, we will automatically surrender money from all your subaccounts, GPAs and/or the Special DCA fixed account, in the same proportion as your value in each account correlates to your total certificate account value less amounts in the loan account, unless requested otherwise. The minimum certificate account value after partial surrender must be at least the loan balance, if any, plus $500.

RECEIVING PAYMENT

1 BY REGULAR OR EXPRESS MAIL

-     payable to you;

-     mailed to address of record.

NOTE: We will charge you a fee if you request express mail delivery.

2 BY WIRE

-     request that payment be wired to your bank;

-     bank account must be in the same ownership as the certificate account; and

-     pre-authorization required.

Normally, we will send the payment within seven days after receiving a certificate or contract surrender request in good order. However, we may postpone the payment if:

      - the surrender amount includes a purchase payment check that has not cleared;

      -     the NYSE is closed, except for normal holiday and weekend closings;

      -     trading on the NYSE is restricted, according to SEC rules;

      - an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or

      - the SEC permits us to delay payment for the protection of security holders.

SURRENDER RESTRICTIONS

SURRENDER RESTRICTIONS BEFORE AGE 59 1/2

The Code imposes certain restrictions on your right to receive early distributions from your certificate account. Except for amounts held in the certificate on behalf of participants on December 31, 1988, no amounts may be distributed from the certificate accounts unless one or more of the following conditions has been satisfied:

a.    You have attained age 59 1/2;

b.    You are disabled;

c.    Your death has occurred;

d.    You have severed employment with the contract holder; or

e. if permitted under the Plan, elective deferral contributions may be surrendered if you have satisfied the requirements for a financial hardship as defined in the Code.

If permitted by the Plan, multiple distributions can be taken under these rules.

FINANCIAL HARDSHIP DISTRIBUTIONS

If the Plan has established independent criteria for financial hardship distributions, then any financial hardship distributions made from the certificate account under the Plan shall adhere to the rules set forth in the Plan, subject to the approval of the contract holder or the Plan administrator. If the Plan has not established independent criteria for financial hardship distributions, then, in the event of a financial hardship that satisfies the requirements of the Code, you may receive a distribution of only elective deferral contributions. Certificate account distributions of nonelective contributions and/or earnings on your contributions are not permitted for financial hardships.

No hardship distribution is permitted from the certificate account unless the "safe harbor" standards with respect to establishing an immediate and heavy financial need are satisfied. For purposes of satisfying the lack of other resources requirement, any method acceptable under the IRS rules is permitted, however, you must suspend elective deferrals to any plan sponsored by the contract holder for a period of six months following the date of the hardship distribution. We will notify the contract holder of any hardship distributions made to you.

DIRECT ROLLOVER DISTRIBUTIONS

Notwithstanding any other provision of this contract, a distributee may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.

If provided in the Plan and if allowed by us, a direct rollover of amounts in a 403(b) account may be made to a designated 403(b) Roth account of a 403(b) annuity/403(b)(7) custodial account or a Roth IRA.

For purposes of this section, a "Distributee" is any participant (or former participant) entitled to receive a distribution from a certificate account under this contract, a surviving spousal beneficiary and any spouse or former spouse that qualifies as an alternate payee..

In addition, a nonspouse beneficiary may make a direct rollover of all or any portion of an eligible rollover distribution to a new inherited IRA contract only. No other rollover options are available to a beneficiary who is not a spouse.

RESTRICTIONS ON TEXAS OPTIONAL RETIREMENT PROGRAM

You cannot receive distributions before the annuitization start date unless you become totally disabled or end your employment at a Texas college or university. This restriction means that loans are not available and affects your right to:

-     surrender all or part of your certificate account at any time; and

-     move up your annuitization start date.

If you are in the program for only one year, the portion of the purchase payments made by the state of Texas will be refunded to the state. These restrictions are based on an opinion of the Texas Attorney General interpreting Texas law.

LOANS

If permitted by the Plan and if allowed by us, you may take loans from your certificate account in accordance with the terms and conditions set forth in your Plan. Any certificate account loan is subject to the requirements of
Section 72(p) of the Code and applicable regulations in addition to any terms and conditions that the Plan may impose. You should consult a tax advisor before taking a loan.

You may have only one loan outstanding at any time. You must complete a loan application and sign a loan agreement. No actual distributions to repay loans shall be made which would be in violation of the Code. We reserve the right to specify a minimum loan amount, even if the Plan has not established a minimum. Currently, the minimum loan amount is $500. The maximum amount of a certificate account loan cannot exceed the surrender value of the certificate account and shall not exceed the least of:

      -     the maximum amount permitted by the Plan, if applicable;

      -     fifty percent (50%) of your certificate account value; or

      - $50,000 minus the highest outstanding balance of your loans from any plans the contract holder sponsors during the year prior to the loan effective date, and

      - your certificate account value minus the value of any Special DCA fixed account and any GPA.

On the annuitization start date, any certificate account loan shall become immediately due and payable in full and, if not repaid, the loan balance will be treated as a partial surrender and will be reported as taxable to you. An active loan may be prepaid in whole at any time. If a certificate account is surrendered while a loan is outstanding, the certificate account's surrender value will be reduced by the loan balance. Unless the certificate account is continued as provided by the spouse's option to maintain certificate account provision, the loan balance and any applicable charges due at the time of your death, will be deducted from the death benefit's proceeds prior to making payment to your beneficiaries.

While you have an outstanding certificate account loan, the following transactions may not be permitted under the contract and described in the certificate:

            -     exchanges from the certificate account,

            -     plan to plan transfers, and

            -     additional loans.

Loans may also be subject to additional limitations or restrictions under the terms of the Plan. Loans permitted under this contract and described in the certificate may still be taxable in whole or in part if you have additional loans from other plans or contracts. We will calculate the maximum nontaxable loan based solely on the information provided to us by Plan sponsor or you, in writing.

LOAN ACCOUNT

Loans shall be secured, to the extent necessary to adequately collateralize the loan, by your vested interest in the certificate account. The certificate account will be the sole security for the loan. At the time a loan is taken, the loan amount is subtracted pro rata from all accounts in which you invested, but not Special DCA fixed account and any GPA, and transferred to a loan account.

The loan account will earn interest daily. The current crediting rate will never be less than the fixed account minimum interest rate.

LOAN BALANCE

At any point in time, your loan balance will be the principal amount owed plus unpaid accrued interest charges. Loans will be made at an interest rate determined by us at the time the loan is taken and will be fixed for the life of the loan. The maximum interest rate for loans will not exceed 8%.

LOAN PAYMENTS

Loans must be repaid in substantially equal payments, not less frequently than quarterly unless paid in full. Loans must be repaid within a maximum of 5 years. If permitted by us and the Plan, loans used to construct or purchase your principal residence may be extended for longer periods, but not to exceed 30 years. Loan payments will consist of principal and accrued interest charges and will be applied first to interest charges. The payment amounts are set forth at the time the loan is taken. Any excess payment reduces the loan balance and shortens the length of the loan. It does not change future payment amounts.

On the date of each loan payment:

1.    your loan balance is reduced by the amount of the loan payment, and

2. a transfer is made from your loan account to all accounts in which you invest according to existing purchase payment allocations, but not any Special DCA fixed account or GPAs. The amount to be transferred is determined by subtracting the loan balance after the loan payment from the loan account prior to the loan payment (but not less than zero).

MILITARY SERVICE

If we are notified in advance, loan payments can be delayed during time of service. Interest charges on your loan balance will continue to accrue. Payments continue after service ends, and the maturity date of the loan is extended. Payment amounts may be recalculated.

LEAVE OF ABSENCE

If we are notified in advance, loan payments can be delayed during qualified leaves. Interest charges on the loan balance will continue to accrue. Payments continue after the leave ends, however, the maturity date of the loan does not change. Payment amounts may be recalculated.

LOAN DEFAULTS

Unless a different grace period is provided for in the Plan, a grace period of at least 30 days will be available for loan payments under the terms of the loan agreement. If a loan payment is not made by the end of the applicable grace period, your loan balance will be in default

If you are eligible for distributions from the certificate account, the loan is canceled. The loan balance will be treated as a partial surrender to pay off the loan. The partial surrender will first be deducted from your loan account followed by any remainder deducted pro rata from all accounts in which you are invested. The partial surrender will be reported as taxable to you.

If you are not eligible for distributions from the certificate account, the loan is considered a deemed distribution at that time in order to secure the loan to the extent necessary to adequately collateralize the loan. The difference between your loan balance and your loan account is transferred pro rata from all accounts in which you are invested, but not any Special DCA fixed account or GPAs, to your loan account. Transfers will be made from Special DCA fixed accounts and GPAs if insufficient amounts are available from other accounts in which you are invested. Additional interest on the loan account will continue to accrue and will be credited only if the loan is repaid. The loan balance will be reported as taxable to you. Additional interest owed on the loan balance will continue to accrue for repayment purposes only. The loan account and loan balance remain in the certificate account until one of the following occurs.

1. The loan balance, as of the date the loan was deemed distributed, is treated as a partial surrender of the certificate account in these circumstances:

      - you are eligible for distributions from the certificate account. This will occur automatically if your eligibility is based on your age.

      -     on the annuitization start date,

      -     a full surrender of the certificate account,

      -     a rollover into another eligible retirement plan, or

      -     upon your death.

      The loan account and loan balance will be zero.

2. You repay the full amount of the loan balance. On the date of repayment, the loan account, plus credited interest on the loan account since the date the loan was deemed, is then transferred to all accounts in which you are investing according to existing purchase payment allocations, but not any Special DCA fixed account or GPAs. After such repayment, the loan account and loan balance will be zero.

      If we agree, loan balance repayments may be made for less than the full amount.

You may not take another loan until the loan balance is repaid or deducted from your certificate account value.

For more information on loans, consult your loan agreement.

CHANGING OWNERSHIP

You may not sell, assign, transfer, discount or pledge the contract and related certificate as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. Your vested rights under the contract and described in the certificate are nonforfeitable.

BENEFITS IN CASE OF DEATH

We will pay the death benefit to your beneficiary upon your death. If you die before the annuitization start date while this certificate is in force, we will pay the beneficiary as follows:

If you are age 79 or younger on the date we issue the certificate, the beneficiary receives the greater of:


-     the certificate account value, minus any loan balance; or


-     the Return of Purchase Payments (ROPP) value, minus any loan balance.


If you are age 80 or older on the certificate date, the beneficiary receives the certificate account value minus any loan balance.

HERE ARE SOME TERMS THAT ARE USED TO DESCRIBE THE DEATH BENEFIT:

ROPP VALUE: is the total purchase payments on the certificate issue date. Additional purchase payments will be added to the ROPP value. Adjusted partial surrenders will be subtracted from the ROPP value.

ADJUSTED PARTIAL SURRENDERS

      A X B
      -----
        C

      a = amount by which the certificate account value is reduced as a result of the partial surrender.

      b = the ROPP value on the date of (but prior to) the partial surrender.

      c = the certificate account value on the date of (but prior to) the partial surrender.


For a spouse who continues the contract and is age 79 or younger, we set the ROPP value to the certificate account value on the date of the continuation after any increase to the certificate account value due to the death benefit that would otherwise have been paid.


EXAMPLE OF DEATH BENEFIT CALCULATION WHEN YOU ARE AGE 79 OR YOUNGER ON THE CERTIFICATE EFFECTIVE DATE:


-     You purchase the certificate with a payment of $20,000



- During the second certificate year the certificate account value falls to $18,000, at which point you take a $1,500 partial surrender, leaving a certificate account value of $16,500.



We calculate the death benefit as follows, assuming $0 loan balance:

The total purchase payments minus adjustments for partial surrenders:
Total purchase payments
minus adjusted partial surrenders, calculated as:                       $ 20,000
  $1,500 x $20,000 =                                                      -1,667
  ----------------
      $18,000

The death benefit is the  ROPP value of:                                $ 18,333
since this is greater than your certificate account value of $16,500


IF YOU DIE BEFORE THE ANNUITIZATION START DATE

When paying the beneficiary, we will process the death claim on the valuation date our death claim requirements are fulfilled. We will determine the certificate account value using the accumulation unit value we calculate on that valuation date. We pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.

The death benefit for each beneficiary will be payable in a lump sum on the valuation date we receive due proof of death from that beneficiary. The beneficiary may elect to receive payment anytime within five years after the date of death.

Designated beneficiaries may have additional options. In lieu of a lump sum, your designated beneficiary may elect to receive regular installment payments under one of the following options:

a. Any of the irrevocable annuity payment plans (A through E described on pg.37), provided:

      - The designated beneficiary elects the payment plan within 60 days after we receive notification of your death; and

      - The payment plan provides payments over a period which does not exceed the life or life expectancy of the beneficiary and/or the payment plan selected provides for a period certain not extending beyond the life expectancy of the designated beneficiary; and

      - Your sole designated beneficiary is your surviving spouse, and your death occurs prior to your required beginning date, payments will irrevocably commence by the later of December 31 of the calendar year following the calendar year of your death or December 31 of the calendar year in which you would have attained age 70 1/2; or

      The designated beneficiary is someone other than the surviving spouse, or your death occurs on or after your required beginning date, payments will irrevocably commence no later than December 31 of the calendar year following the year of your death.

      If the designated beneficiary elects an annuity payment plan, the beneficiary shall be the annuitant for purposes of a lifetime payment plan.

b. If, upon your death, the designated beneficiary does not elect one of the irrevocable annuity payment plans (A through E), or a single sum distribution, then the designated beneficiary may elect to receive payments according to an alternative plan as agreed to by us provided:

            - the designated beneficiary elects the plan at the time we receive due proof of death;

            - if your sole designated beneficiary is your surviving spouse, your entire interest will be distributed, beginning no later than the later of December 31 of the calendar year following the calendar year of your death or December 31 of the calendar year in which you would have attained age 70 1/2, over the life of the surviving spouse or over a period not extending beyond the life expectancy of the surviving spouse. If the surviving spouse dies before distributions commence, the remaining interest will be distributed, beginning no later than December 31 following the calendar year of the surviving spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse.

            - if your sole designated beneficiary is someone other than your surviving spouse, your entire interest will be distributed, beginning no later than the end of the calendar year following the calendar year of your death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of your death and reduced by 1 for each subsequent year;

            - if you die before your required beginning date and there is no designated beneficiary, or if elected by the designated beneficiary, your entire interest will be distributed by December 31 of the calendar year containing the fifth anniversary of your death (or of the spouse's death if the designated beneficiary was the your surviving spouse and the spouse dies before distributions are required to begin);

            - if you die on or after your required beginning date and there is no designated beneficiary, your entire interest will be distributed, beginning no later than December 31 of the calendar year following the calendar year of your death, over his or her remaining life expectancy determined using your age in the year of his or her death and reduced by 1 for each subsequent year.

THE ANNUITY PAYOUT PERIOD

As a participant and owner of the certificate account, you have the right to decide how and to whom annuity payouts will be made starting on the annuitization start date. You may select one of the annuity payout plans outlined below, or we may mutually agree on other payout arrangements.


You also decide whether we will make annuity payouts on a fixed or variable basis, or a combination of fixed and variable. The amount available to purchase payouts under the plan you select is the certificate account value on your annuitization start date, plus any positive or negative MVA(less any applicable premium tax). Additionally, we currently allow you to use part of the amount available to purchase payouts, leaving any remaining certificate account value to accumulate on a tax-deferred basis. If you select a variable annuity payout, we reserve the right to limit the number of subaccounts in which you may invest. The GPAs and the Special DCA fixed account are not available during this payout period.


AMOUNTS OF FIXED AND VARIABLE PAYOUTS DEPEND ON:

-     the annuity payout plan you select;

-     the annuitant's age;

-     the annuity table in the contract; and

-     the amounts you allocated to the accounts at settlement.

In addition, for variable payouts only, amounts depend on the investment performance of the subaccounts you select. These payouts will vary from month to month because the performance of the funds will fluctuate. Fixed payouts remain the same from month to month.

For information with respect to transfers between accounts after annuity payouts begin, see "Making the Most of The Contract and Certificate -- Transfer policies."

ANNUITY TABLES

The annuity tables in your certificate (Table A and Table B) show the amount of the monthly payout for each $1,000 of certificate account value according to the annuitant's age.

Table A shows the amount of the first monthly variable payout assuming that the certificate account value is invested at the beginning of the annuity payout period and earns a 5% rate of return, which is reinvested and helps to support future payouts. If you ask us at least 30 days before the annuitization start date, we will substitute an annuity Table based on an assumed 3.5% investment return for the 5% Table A in the certificate. The assumed investment return affects both the amount of the first payout and the extent to which subsequent payouts increase or decrease. For example, annuity payouts will increase if the investment return is above the assumed investment return and payouts will decrease if the return is below the assumed investment return. Using the 5% assumed interest return results in a higher initial payout but later payouts will increase more slowly when annuity unit values rise and decrease more rapidly when they decline.

Table B shows the minimum amount of each fixed payout. We declare current payout rates that we use in determining the actual amount of your fixed annuity payout. The current payout rates will equal or exceed the guaranteed payout rates shown in Table B. We will furnish these rates to you upon request.

ANNUITY PAYOUT PLANS

You may choose any one of these annuity payout plans by giving us written instructions at least 30 days before the annuitization start date.

- PLAN A: LIFE INCOME -- NON REFUND: We make monthly payouts until the annuitant's death. Payouts end with the last payout before the annuitant's death. We will not make any further payouts. This means that if the annuitant dies after we made only ONE monthly payout, we will not make any more payouts.

- PLAN B: LIFE INCOME WITH GUARANTEED PERIOD: We make monthly payouts for a guaranteed payout period of five, ten, or 15 years that you elect. This election will determine the length of the payout period to the beneficiary if the annuitant should die before the elected period expires. We calculate the guaranteed payout period from the annuitization start date. If the annuitant outlives the elected guaranteed payout period, we will continue to make payouts until the annuitant's death.

- PLAN C: LIFE INCOME WITH INSTALLMENT REFUND: We make monthly payouts until the annuitant's death, with our guarantee that payouts will continue for some period of time. We will make payouts for at least the number of months determined by dividing the amount applied under this option by the first monthly payout, whether or not the annuitant is living.

- PLAN D: JOINT AND SURVIVOR LIFE INCOME -- NON REFUND: We make monthly payouts while both the annuitant and a joint annuitant are living. If either annuitant dies, we will continue to make monthly payouts at the full amount until the death of the surviving annuitant. Payouts end with the death of the second annuitant.

- PLAN E: TERM CERTAIN INSTALLMENT: We make monthly payouts for a specific payout period of ten to 30 years that you elect. We will make payouts only for the number of years specified whether the annuitant is living or not. Depending on the selected time period, it is foreseeable that the annuitant can outlive the payout period selected. During the payout period, you can elect to have us determine the present value of any remaining variable payouts and pay it to you in a lump sum. We determine the present value of the remaining annuity payouts which are assumed to remain level at the amount of the payout that would have been made 7 days prior to the date we determine the present value. You can also take a portion of the discounted value once a year. If you do so, your monthly payouts will be reduced by the proportion of your surrender to the full discounted value. A 10% IRS penalty tax could apply if you take surrender. (See "Taxes.")

You have the responsibility for electing a payout plan under your certificate that complies with applicable law. Your certificate describes your payout plan options. The options will meet certain IRS regulations governing RMDs if the payout plan meets the incidental distribution benefit requirements, if any, and the payouts are made:

- in equal or substantially equal payments over a period not longer than your life expectancy or over the joint life expectancy of you and your designated beneficiary; or

- over a period certain not longer than your life expectancy or over the life expectancy of you and your designated beneficiary.

You must select a payout plan as of the annuitization start date set forth in your certificate.

IF WE DO NOT RECEIVE INSTRUCTIONS: You must give us written instructions for the annuity payouts at least 30 days before the annuitization start date. If you do not, we will make payouts under Plan B, with 120 monthly payouts guaranteed.

IF MONTHLY PAYOUTS WOULD BE LESS THAN $20: We will calculate the amount of monthly payouts at the time amounts are applied to a payout plan. If the calculations show that monthly payouts would be less than $20, we have the right to pay the amount that would otherwise have been applied to a plan to the participant in a lump sum or to change the frequency of the payouts.

DEATH AFTER ANNUITY PAYOUTS BEGIN: If you die after annuity payouts begin, we will pay any amount payable to the beneficiary as provided in the annuity payout plan in effect.

TAXES

Under current law, the contract has a tax-deferral feature. Generally, this means you do not pay income tax until there is a taxable distribution (or deemed distribution) from the certificate account. We will send a tax information reporting form for any year in which we made a taxable or reportable distribution according to our records.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions under the contract and certificate comply with the law. 403(b) annuity contracts / certificates have minimum distribution rules that govern the timing and amount of distributions. You should refer to your Plan or consult a tax advisor for additional information about the distribution rules applicable to your situation.

When you use your certificate to fund a retirement plan that is already tax-deferred under the Code, the certificate will not provide any necessary or additional tax deferral. Because your certificate is used to fund an employer sponsored plan, your right to benefits may be subject to the terms and conditions of the Plan regardless of the terms of the contract and described in the certificate.

ANNUITY PAYOUTS: The entire payout generally is includable as ordinary income and is subject to tax unless you or the contract holder has contributed after-tax dollars.

SURRENDERS: The entire surrender will generally be includable as ordinary income and is subject to tax unless you or the contract holder has contributed after-tax dollars.

Loans will generally not be treated as distributions if:

      -     the terms require repayment within five years;

      - the loans have substantially level payments over the term of the loan;

      - the loans do not exceed $50,000 or 50% of the value of the certificate if less; and

      -     the loans are evidenced by a legally enforceable agreement.

REQUIRED MINIMUM DISTRIBUTIONS: Retirement plans are subject to required surrenders called required minimum distributions ("RMDs") beginning at age 70 1/2. RMDs are based on the fair market value of your certificate at year-end divided by the life expectancy factor. Certain death benefits may be considered in determining the fair market value of your certificate for RMD purposes. This may cause your RMD to be higher. You should consult your tax advisor prior to making a purchase for an explanation of the potential tax implications to you.

In accordance to the Code and supporting regulations, you must begin receiving distributions, including distributions of 403(b) Roth contributions and earnings, by your required beginning date. Unless a later date is authorized under the Code or applicable regulations, your required beginning date is April 1 of the calendar year following:

      -     the calendar year in which you attain age 70 1/2 or, if later,

      - the calendar year in which you retire from employment with the contract holder.

Your certificate account shall be distributed (both in determining the timing of subsequent distributions and the amount of all required distributions) in a manner consistent with the Code. For purposes of determining required minimum distributions, the certificate account will be valued considering your accumulated benefit plus the actuarial present value of any additional benefits provided. Distributions from the certificate account shall be made in the annuity payment plan option selected by you or your beneficiary on or before the date which is at least 30 days before your required beginning date.

MULTIPLE 403(b) ANNUITY CONTRACTS AND 403(b)(7) CUSTODIAL ACCOUNTS: If you have multiple 403(b) annuity contracts, certificates and/or 403(b)(7) custodial accounts, the required minimum distribution requirements may be satisfied by receiving a distribution from one 403(b) annuity or 403(b)(7) custodial account that is equal to the amount required to satisfy the required minimum distribution requirements for all of your 403(b) annuity contracts, certificates and 403(b)(7) custodial accounts. Under this method, you must still calculate the required minimum distribution requirements separately for each 403(b) annuity or 403(b)(7) custodial account, even though you can satisfy the minimum requirements by taking a distribution from one or more annuity contract, certificate or custodial account.

ANNUITY PAYMENT PLAN OPTIONS: You can schedule receipt of irrevocable annuity payments according to one of the plans (A through E) or another plan agreed to by us, provided:

      - the plan selected provides for payments that satisfy the RMD rules described above;

      - payments are made in periodic payments at intervals of no longer than 1 year;

      - the first required payment must be the payment that is required for one payment interval, and the second payment need not be made until the end of the next payment interval, and

      - once payments have begun under the RMD rules over a period certain, the period certain will not be changed even if the period certain is shorter than the maximum permitted.

For purposes of this section, required distributions are considered to commence on your required beginning date, or if applicable, on the date distributions are required to begin to your surviving spouse. However, if you begin receipt of payments pursuant to an irrevocable annuity payment plan, required minimum distributions are considered to commence on the annuitization start date.

PERMISSIVE SERVICE CREDIT TRANSFERS: If permitted by the Plan and if you contribute to a tax-qualified defined benefit governmental plan as defined in the Code, that accepts plan-to-plan transfers for the purchase of permissive service credits under the Code, you may elect to have any portion of your certificate account transferred to the defined benefit governmental plan at any time.

DISTRIBUTIONS DUE TO TERMINATION OF THE PLAN: Nothing in the contract and described in the certificate shall prohibit us from making a distribution of the certificate account to you following written notification by the contract holder (or the contract holder's representative) of the termination of the Plan with instructions from the contract holder to distribute the certificate account to you. The certificate account may not be distributed unless the instructions to distribute the certificate account conform to the requirements and any other applicable guidance issued by the IRS. Nothing herein shall prevent us from treating the certificate account as a fully paid annuity upon termination of the Plan provided it would otherwise qualify for such status.

WITHHOLDING: If you receive directly all or part of the certificate account value, mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payout is made from the Plan. Any withholding represents a prepayment of your tax due for the year. You take credit for these amounts on your annual income tax return. This mandatory withholding will not be imposed if instead of receiving the distribution check, you elect to have the distribution rolled over directly to an IRA or another eligible plan. Payments made to a surviving spouse instead of being directly rolled over to an IRA are also subject to mandatory 20% income tax withholding.

In the below situations, the distribution is subject to an optional 10% withholding instead of the mandatory 20% withholding. We will withhold 10% of the distribution amount unless you elect otherwise.

      - the payout is one in a series of substantially equal periodic payouts, made at least annually, over your life or life expectancy (or the joint lives or life expectancies of you and your designated beneficiary) or over a specified period of 10 years or more;

      -     the payout is a RMD as defined under the Code;

      -     the payout is made on account of an eligible hardship; or

      -     the payout is a corrective distribution.

State withholding also may be imposed on taxable distributions.

PENALTIES: If you receive amounts from your certificate before reaching age
59 1/2, you may have to pay a 10% IRS penalty on the amount includable in your ordinary income. However, this penalty generally will not apply to any amount received:

-     because of your death;

-     because you become disabled (as defined in the Code);

- if the distribution is part of a series of substantially equal periodic payments made at least annually, over your life or life expectancy (or joint lives or life expectancies of you and your beneficiary);

- if the distribution is made following severance from employment during the calendar year in which you attain age 55.

DEATH BENEFITS TO BENEFICIARIES: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the certificate.

ASSIGNMENT: You may not assign or pledge your certificate as collateral for a loan.

OTHER

IMPORTANT: Our discussion of federal tax laws is based upon our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, you should consult a tax advisor if you have any questions about taxation of your certificate.

RIVERSOURCE LIFE'S TAX STATUS: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount's value. This investment income, including realized capital gains, is not subject to any withholding because of federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities or in our tax status as we then understand it.

TAX QUALIFICATION: We intend that the contract qualify as an annuity for federal income tax purposes. It is also intended to qualify as a 403(b) Tax Sheltered Annuity as defined in the Code. To that end, the provisions of the contract and described in the certificate are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the contract. We reserve the right to amend the contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the contract to any applicable changes in the tax qualification requirements. We will send you a copy of any amendments.

VOTING RIGHTS

As a participant with investments in the subaccounts, you may vote on important fund policies until annuity payouts begin. Once they begin, the person receiving them has voting rights. We will vote fund shares according to the instructions of the person with voting rights.

Before annuity payouts begin, the number of votes you have is determined by applying your percentage interest in each subaccount to the total number of votes allowed to the subaccount.

After annuity payouts begin, the number of votes you have is equal to:

- the reserve held in each subaccount for your certificate account; divided by

-     the net asset value of one share of the applicable fund.

As we make annuity payouts, the reserve for the certificate account decreases; therefore, the number of votes also will decrease.

We calculate votes separately for each subaccount. We will send notice of shareholders' meetings, proxy materials and a statement of the number of votes to which the voter is entitled. We will vote shares for which we have not received instructions in the same proportion as the votes for which we received instructions. We also will vote the shares for which we have voting rights in the same proportion as the votes for which we received instructions.

SUBSTITUTION OF INVESTMENTS

We may substitute the funds in which the subaccounts invest if:

-     laws or regulations change;

-     the existing funds become unavailable; or

- in our judgment, the funds no longer are suitable (or no longer the most suitable) for the subaccounts.

If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the contract, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.

We may also:

-     add new subaccounts;

-     combine any two or more subaccounts;

-     transfer assets to and from the subaccounts or the variable account; and

-     eliminate or close any subaccounts.

We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate purchase payments or certificate account value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the Columbia Variable Portfolio -- Cash Management Fund (Class 3). You may then transfer this reallocated amount in accordance with the transfer provisions of the contract and described in the certificate (see "Transferring Between Accounts" above).

In the event of substitution or any of these changes, we may amend the contract and take whatever action is necessary and appropriate without your consent or approval. However, we will not make any substitution or change without the necessary approval of the SEC and state insurance departments.

ABOUT THE SERVICE PROVIDERS

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the contract. Its offices are located at 829 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

SALES OF THE CONTRACT

- Only securities broker-dealers ("selling firms") registered with the SEC and members of the FINRA may offer the contract.

- The contracts are continuously offered to the various education associations and school administration associations through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the contracts to the public. RiverSource Distributors pays the selling firm (or an affiliated insurance agency) for contracts its financial advisors sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when certificates are returned under the free look period.

PAYMENTS TO SELLING FIRMS

- We may use compensation plans which vary by selling firm. For example, we may pay ongoing trail commissions of up to 1.25% of the certificate account value. We do not pay or withhold payment of commissions based on which investment options you select.

- We may pay selling firms a temporary additional sales commission of up to 1% of purchase payments for a period of time we select. For example, we may offer to pay a temporary additional sales commission to get selling firms to market a new or enhanced contract or to increase sales during the period.

- In addition to commissions, we may, in order to promote sales of the contracts, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:

- sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for financial advisors, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;

- marketing support related to sales of the contract including for example, the creation of marketing materials, advertising and newsletters;

-     providing service to contract holders and participants; and

- funding other events sponsored by a selling firm that may encourage the selling firm's financial advisors to offer the contract.

These promotional incentives or reimbursements may be calculated as a percentage of the selling firm's aggregate, net or anticipated sales and/or total assets attributable to sales of the contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its financial advisors to favor the contracts.

SOURCES OF PAYMENTS TO SELLING FIRMS

We pay the commissions and other compensation described above from our assets. Our assets may include:

- revenues we receive from fees and expenses that you will pay when buying, owning and surrendering the certificate account (see "Expense Summary");

- compensation we or an affiliate receive from the underlying funds in the form of distribution and services fees (see "The Variable Account and the Funds -- The funds");

- compensation we or an affiliate receive from a fund's investment adviser, subadviser, distributor or an affiliate of any of these (see "The Variable Account and the Funds -- The funds"); and

- revenues we receive from other contracts/certificates and policies we sell that are not securities and other businesses we conduct.

You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the contract. However, you may pay part or all of the commissions and other compensation described above indirectly through:

-     fees and expenses we collect from contract holders/ participants; and

- fees and expenses charged by the underlying funds in which the subaccounts you select invest, to the extent we or one of our affiliates receive revenue from the funds or an affiliated person.

POTENTIAL CONFLICTS OF INTEREST

Compensation payment arrangements with selling firms can potentially:

- give selling firms a heightened financial incentive to sell the contract offered in this prospectus over another investment with lower compensation to the selling firm.

- cause selling firms to encourage their financial advisors to sell you the contract offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.

- cause selling firms to grant us access to its financial advisors to promote sales of the contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.

PAYMENTS TO FINANCIAL ADVISORS

- The selling firm pays its financial advisors. The selling firm decides the compensation and benefits it will pay its financial advisors.

- To inform yourself of any potential conflicts of interest, ask your financial advisor before you enroll how the selling firm and its financial advisors are being compensated and the amount of the compensation that each will receive if you enroll under the contract.

ISSUER

We issue the contracts and certificates. We are a stock life insurance company organized in 1957 under the laws of the state of Minnesota and are located at 829 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial, Inc.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

LEGAL PROCEEDINGS

Life insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. Numerous state and federal regulatory agencies have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), compensation arrangements and anticompetitive activities.

RiverSource Life is involved in the normal course of business in a number of other legal, arbitration and regulatory proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.

ADDITIONAL INFORMATION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


To the extent and only to the extent that any statement in a document incorporated by reference into this prospectus is modified or superseded by a statement in this prospectus or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this prospectus. The Annual Report on Form 10-K and the Quarterly Reports in Form 10-Q of RiverSource Life Insurance Company for the quarterly periods ended June 30, 2011 and Sept. 30, 2011 and for the year ended Dec. 31, 2010 that we previously filed with the SEC under the Securities Exchange Act of 1934 (1934 Act) are incorporated by reference into this prospectus. To access these documents, see "SEC Filings" under "Investors Relations" on our website at www.ameriprise.com.


RiverSource Life will furnish you without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.

AVAILABLE INFORMATION

This prospectus is part of a registration statement we file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials we file. You can obtain copies of these materials at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. This prospectus, other information about the contract and other information incorporated by reference are available on the EDGAR Database on the SEC's Internet site at (http://www.sec.gov).

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (1933 Act) may be permitted to directors and officers or persons controlling RiverSource Life pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

APPENDIX A: THE FUNDS

YOU MAY ALLOCATE PURCHASE PAYMENTS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING
FUNDS:


INVESTING IN                              INVESTMENT OBJECTIVE AND POLICIES                       INVESTMENT ADVISER
---------------------------------------   -----------------------------------------------------   ----------------------------------
AllianceBernstein VPS Large Cap           Seeks long-term growth of capital.                      AllianceBernstein L.P.
Growth Portfolio (Class B)

American Century VP Value, Class II       Seeks long-term capital growth. Income is a secondary   American Century Investment
                                          objective.                                              Management, Inc.

Columbia Variable Portfolio -- Balanced   Seeks maximum total investment return through a         Columbia Management Investment
Fund (Class 3)                            combination of capital growth and current income.       Advisers, LLC

Columbia Variable Portfolio -- Cash       Seeks maximum current income consistent with            Columbia Management Investment
Management Fund (Class 2)                 liquidity and stability of principal.                   Advisers, LLC

Columbia Variable Portfolio --            Seeks high level of current income while attempting     Columbia Management Investment
Diversified Bond Fund (Class 2)           to conserve the value of the investment for the         Advisers, LLC
                                          longest period of time.

Columbia Variable Portfolio --            Seeks high level of current income and, as a            Columbia Management Investment
Diversified Equity Income Fund            secondary goal, steady growth of capital.               Advisers, LLC
(Class 2)

Columbia Variable Portfolio -- Dynamic    Seeks capital appreciation.                             Columbia Management Investment
Equity Fund (Class 2)                                                                             Advisers, LLC

Columbia Variable Portfolio -- Emerging   Seeks long-term capital growth.                         Columbia Management Investment
Markets Opportunity Fund (Class 2)                                                                Advisers, LLC, adviser;
                                                                                                  Threadneedle International
                                                                                                  Limited, an indirect wholly-owned
                                                                                                  subsidiary of Ameriprise
                                                                                                  Financial, sub-adviser.

Columbia Variable Portfolio --            Non-diversified fund that seeks high total return       Columbia Management Investment
Global Bond Fund (Class 2)                through income and growth of capital.                   Advisers, LLC

Columbia Variable Portfolio -- Global     Non-diversified fund that seeks total return that       Columbia Management Investment
Inflation Protected Securities Fund       exceeds the rate of inflation over the long term.       Advisers, LLC
(Class 2)
Columbia Variable Portfolio -- High       Seeks total return, consisting of a high level of       Columbia Management Investment
Income Fund, Class 2                      income and capital appreciation.                        Advisers, LLC

Columbia Variable Portfolio -- High       Seeks high current income, with capital growth as a     Columbia Management Investment
Yield Bond Fund (Class 2)                 secondary objective.                                    Advisers, LLC

Columbia Variable Portfolio -- Income     Seeks high total return through current income and      Columbia Management Investment
Opportunities Fund (Class 2)              capital appreciation.                                   Advisers, LLC

Columbia Variable Portfolio --            Seeks capital appreciation.                             Columbia Management Investment
International Opportunity Fund                                                                    Advisers, LLC, adviser;
(Class 2)                                                                                         Threadneedle International
                                                                                                  Limited, an indirect wholly-owned
                                                                                                  subsidiary of Ameriprise
                                                                                                  Financial, sub-adviser.

Columbia Variable Portfolio -- Large      Seeks long-term capital growth.                         Columbia Management Investment
Cap Growth Fund (Class 2)                                                                         Advisers, LLC

Columbia Variable Portfolio -- Limited    Seeks level of current income consistent                Columbia Management Investment
Duration Credit Fund (Class 2)            with preservation of capital.                           Advisers, LLC

Columbia Variable Portfolio -- Marsico    Seeks long-term growth of capital.                      Columbia Management Investment
International Opportunities Fund,                                                                 Advisers, LLC, adviser;
Class 2                                                                                           Marsico Capital Management, LLC,
                                                                                                  subadviser.

Columbia Variable Portfolio -- Mid Cap    Seeks growth of capital.                                Columbia Management Investment
Growth Opportunity Fund (Class 2)                                                                 Advisers, LLC

Columbia Variable Portfolio -- Mid Cap    Seeks long-term growth of capital.                      Columbia Management Investment
Value Opportunity Fund (Class 2)                                                                  Advisers, LLC

Columbia Variable Portfolio -- S&P 500    Seeks long-term capital appreciation.                   Columbia Management Investment
Index Fund (Class 3)                                                                              Advisers, LLC

Columbia Variable Portfolio -- Select     Seeks long-term growth of capital.                      Columbia Management Investment
Large-Cap Value Fund (Class 2)                                                                    Advisers, LLC

Columbia Variable Portfolio -- Select     Seeks long-term capital growth.                         Columbia Management Investment
Smaller-Cap Value Fund (Class 2)                                                                  Advisers, LLC

Columbia Variable Portfolio -- Short      Seeks high level of current income and safety of        Columbia Management Investment
Duration U.S. Government Fund (Class 2)   principal consistent with investment in                 Advisers, LLC
                                          U.S. government and government agency securities.

Columbia Variable Portfolio --            Seeks high level of current income and capital growth   Columbia Management Investment
Strategic Income Fund, Class 2            as a secondary objective.                               Advisers, LLC

Fidelity(R) VIP Contrafund(R) Portfolio   Seeks long-term capital appreciation. Normally          Fidelity Management & Research
Service Class 2                           invests primarily in common stocks. Invests in          Company (FMR) is the fund's
                                          securities of companies whose value it believes is      manager. Fidelity Investments
                                          not fully recognized by the public. Invests in either   Money Management, Inc. (FIMM)and
                                          "growth" stock or "value" stocks or both. The fund      other affiliates of FMR serve as
                                          invests in domestic and foreign issuers.                sub advisers for the fund.

Fidelity(R) VIP Mid Cap Portfolio         Seeks long-term growth of capital. Normally invests     FMR is the fund's manager. FIMM
Service Class 2                           primarily in common stocks. Normally invests at least   and other affiliates of FMR serve
                                          80% of assets in securities of companies with medium    as sub-advisers for the fund.
                                          market capitalizations. May invest in companies with
                                          smaller or larger market capitalizations. Invests in
                                          domestic and foreign issuers. The Fund invests in
                                          either "growth" or "value" common stocks or both.

FTVIPT Franklin Small Cap Value           Seeks long-term total return. The fund normally         Franklin Advisory Services, LLC
Securities Fund -- Class 2                invests at least 80% of its net assets in investments
                                          of small capitalization companies.

FTVIPT Mutual Shares Securities Fund --   Seeks capital appreciation, with income as a            Franklin Mutual Advisers, LLC
Class 2                                   secondary goal. The fund normally invests
                                          primarily in U.S. and foreign equity securities that
                                          the manager believes are undervalued.

Janus Aspen Series Janus Portfolio:       Seeks long-term growth of capital in a manner           Janus Capital Management LLC
Service Shares                            consistent with the preservation of capital.

MFS(R) Utilities Series -- Service        Seeks total return.                                     MFS Investment Management(R)
Class

Morgan Stanley UIF Mid Cap Growth         Seeks long-term capital growth by investing primarily   Morgan Stanley Investment
Portfolio, Class II Shares                in common stocks and other equity securities.           Management Inc.

Neuberger Berman Advisers  Management     Seeks long-term growth of capital  by  investing        Neuberger  Berman  Management LLC
Trust Socially  Responsive                primarily  in  securities  of  companies  that
Portfolio  (Class S)                      meet the Fund's financial criteria and social policy.

Oppenheimer Global Securities Fund/VA,    Seeks long-term capital appreciation.                   OppenheimerFunds, Inc.
Service Shares

Oppenheimer Main Street Small- &          Seeks capital appreciation.                             OppenheimerFunds, Inc.
Mid-Cap Fund(R)/VA, Service Shares

PIMCO VIT All Asset Portfolio, Advisor    Seeks maximum real return consistent with               Pacific Investment Management
Share Class                               preservation of real capital and prudent                Company LLC
                                          investment management.

Variable Portfolio -- Aggressive          Seeks high level of total return that is consistent     Columbia Management Investment
Portfolio (Class 2)                       with an aggressive level of risk. This is a "fund of    Advisers, LLC
                                          funds" and seeks to achieve its objective by
                                          investing in a combination of underlying funds. The
                                          fund invests primarily in underlying funds that
                                          invest in equity securities and also invests a small
                                          amount in underlying funds that invest in fixed
                                          income securities.

Variable Portfolio -- American Century    Seeks high level of current income.                     Columbia Management Investment
Diversified Bond Fund (Class 2)                                                                   Advisers, LLC, adviser; American
                                                                                                  Century Investment Management,
                                                                                                  Inc., subadviser.

Variable Portfolio -- American Century    Seeks long-term capital growth.                         Columbia Management Investment
Growth Fund (Class 2)                                                                             Advisers, LLC, adviser; American
                                                                                                  Century Investment Management,
                                                                                                  Inc., subadviser.

Variable Portfolio -- Columbia Wanger     Seeks long-term capital growth.                         Columbia Management Investment
International Equities Fund (Class 2)                                                             Advisers, LLC, adviser; Columbia
                                                                                                  Wanger Asset Management LLC,
                                                                                                  subadviser.

Variable Portfolio -- Columbia Wanger     Seeks long-term capital growth.                         Columbia Management Investment
U.S. Equities Fund (Class 2)                                                                      Advisers, LLC, adviser; Columbia
                                                                                                  Wanger Asset Management LLC,
                                                                                                  subadviser.

Variable Portfolio -- Conservative        Seeks high level of total return that is consistent     Columbia Management Investment
Portfolio (Class 2)                       with a conservative level of risk. This is a "fund of   Advisers, LLC
                                          funds" and seeks to achieve its objective by
                                          investing in a combination of underlying funds. The
                                          fund invests primarily in underlying funds that
                                          invest in fixed income securities.

Variable Portfolio -- Davis New York      Seeks long-term capital growth.                         Columbia Management Investment
Venture Fund (Class 2)                                                                            Advisers, LLC, adviser; Davis
                                                                                                  Selected Advisers, L.P.,
                                                                                                  subadviser.

Variable Portfolio-DFA International      Seeks long-term capital appreciation.                   Columbia Management Investment
Value Fund (Class 2)                                                                              Advisers, LLC, adviser;
                                                                                                  Dimensional Fund Advisors, L.P.,
                                                                                                  subadviser.

Variable Portfolio -- Eaton Vance         Seeks high level of current income.                     Columbia Management Investment
Floating-Rate Income Fund (Class 2)                                                               Advisers, LLC, adviser; Eaton
                                                                                                  Vance Management, subadviser.

Variable Portfolio -- Goldman Sachs Mid   Seeks long-term growth of capital.                      Columbia Management Investment
Cap Value Fund (Class 2)                                                                          Advisers, LLC, adviser; Goldman
                                                                                                  Sachs Asset Management, L.P.,
                                                                                                  subadviser.

Variable Portfolio -- Invesco             Seeks long-term capital growth.                         Columbia Management Investment
International Growth Fund (Class 2)                                                               Advisers, LLC, adviser; Invesco
                                                                                                  Advisers, Inc., subadviser.

Variable Portfolio -- J.P. Morgan Core    Seeks high level of current income while conserving     Columbia Management Investment
Bond Fund (Class 2)                       the value of the investment for the longest period      Advisers, LLC, adviser; J.P.Morgan
                                          of time.                                                Investment Management Inc.,
                                                                                                  subadviser.

Variable Portfolio -- Jennison Mid Cap    Seeks long-term capital growth.                         Columbia Management Investment
Growth Fund (Class 2)                                                                             Advisers, LLC, adviser; Jennison
                                                                                                  Associates LLC, subadviser.

Variable Portfolio -- Marsico Growth      Seeks long-term capital growth.                         Columbia Management Investment
Fund (Class 2)                                                                                    Advisers, LLC, adviser; Marsico
                                                                                                  Capital Management, LLC,
                                                                                                  subadviser.

Variable Portfolio -- MFS Value Fund      Seeks long-term capital growth.                         Columbia Management Investment
(Class 2)                                                                                         Advisers, LLC, adviser;
                                                                                                  Massachusetts Financial Services
                                                                                                  Company, subadviser.

Variable Portfolio -- Moderate            Seeks high level of total return that is consistent     Columbia Management Investment
Portfolio (Class 2)                       with a moderate level of risk. This is a "fund of       Advisers, LLC
                                          funds" and seeks to achieve its objective by
                                          investing in a combination of underlying funds. The
                                          fund invests primarily in a balance of underlying
                                          funds that invest in fixed income securities and
                                          underlying funds that invest in equity securities.

Variable Portfolio -- Moderately          Seeks high level of total return that is consistent     Columbia Management Investment
Aggressive Portfolio (Class 2)            with a moderately aggressive level of risk. This is a   Advisers, LLC
                                          "fund of funds" and seeks to achieve its objective by
                                          investing in a combination of underlying funds. The
                                          fund invests primarily in underlying funds that
                                          invest in equity securities and also invests a
                                          moderate amount in underlying funds that invest in
                                          fixed income securities.

Variable Portfolio -- Moderately          Seeks high level of total return that is consistent     Columbia Management Investment
Conservative Portfolio (Class 2)          with a moderately conservative level of risk. This is   Advisers, LLC
                                          a "fund of funds" and seeks to achieve its objective
                                          by investing in a combination of underlying funds.
                                          The fund invests primarily in underlying funds that
                                          invest in fixed income securities and also invests a
                                          moderate amount in underlying funds that invest in
                                          equity securities.

Variable Portfolio -- Morgan Stanley      Seeks to provide current income and capital             Columbia Management Investment
Global Real Estate Fund (Class 2)         appreciation.                                           Advisers, LLC, adviser; Morgan
                                                                                                  Stanley Investment Management
                                                                                                  Inc., subadviser.

Variable Portfolio -- NFJ Dividend Value  Seeks to provide long-term growth of capital and        Columbia Management Investment
Fund (Class 2)                            income.                                                 Advisers, LLC, adviser; NFJ
                                                                                                  Investment Group LLC, subadviser.

Variable Portfolio -- Nuveen Winslow      Seeks long-term capital growth.                         Columbia Management Investment
Large Cap Growth Fund (Class 2)                                                                   Advisers, LLC, adviser; Winslow
                                                                                                  Capital Management, Inc.,
                                                                                                  subadviser.

Variable Portfolio -- Partners Small      Seeks long-term capital growth.                         Columbia Management Investment
Cap Growth Fund (Class 2)                                                                         Advisers, LLC, adviser; TCW
                                                                                                  Investment Management Company,
                                                                                                  London Company of Virginia, doing
                                                                                                  business as The London Company
                                                                                                  and Wells Capital Management
                                                                                                  Incorporated, subadvisers.

Variable Portfolio -- Partners Small      Seeks long-term growth of capital.                      Columbia Management Investment
Cap Value Fund (Class 2)                                                                          Advisers, LLC, adviser; Barrow,
                                                                                                  Hanley, Mewhinney & Strauss, Inc.,
                                                                                                  Denver Investment Advisors LLC,
                                                                                                  Donald Smith & Co., Inc., River
                                                                                                  Road Asset Management, LLC and
                                                                                                  Turner Investment Partners, Inc.,
                                                                                                  subadvisers.

Variable Portfolio -- PIMCO               Seeks to provide total return through current income    Columbia Management Investment
Mortgage-Backed Securities Fund           and capital appreciation.                               Advisers, LLC, adviser; Pacific
(Class 2)                                                                                         Investment Management Company LLC,
                                                                                                  subadviser.

Variable Portfolio -- Pyramis(R)          Seeks long-term growth of capital.                      Columbia Management Investment
International Equity Fund (Class 2)                                                               Advisers, LLC, adviser; Pyramis
                                                                                                  Global Advisers, LLC, subadviser.

Variable Portfolio -- Wells Fargo Short   Seeks to provide current income consistent with         Columbia Management Investment
Duration Government Fund (Class 2)        capital preservation.                                   Advisers, LLC, adviser; Wells
                                                                                                  Capital Management Incorporated,
                                                                                                  subadviser.

Wells Fargo Advantage VT Opportunity      Seeks long-term capital appreciation.                   Wells Fargo Funds Management, LLC,
Fund -- Class 2                                                                                   adviser; Wells Capital Management
                                                                                                  Inc., sub-adviser.

Wells Fargo Advantage VT Small Cap        Seeks long-term capital appreciation.                   Wells Fargo Funds Management, LLC,
Growth Fund -- Class 2                                                                            adviser; Wells Capital Management
                                                                                                  Inc., sub-adviser.

APPENDIX B: EXAMPLE -- MARKET VALUE ADJUSTMENT (MVA)

AS THE EXAMPLES BELOW DEMONSTRATE, THE APPLICATION OF AN MVA MAY RESULT IN EITHER A GAIN OR A LOSS OF PRINCIPAL. WE REFER TO ALL OF THE TRANSACTIONS DESCRIBED BELOW AS "EARLY SURRENDERS." THE EXAMPLES MAY SHOW HYPOTHETICAL CERTIFICATE ACCOUNT VALUES. THESE CERTIFICATE ACCOUNT VALUES DO NOT REPRESENT PAST OR FUTURE PERFORMANCE. ACTUAL CERTIFICATE ACCOUNT VALUES MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO THE INVESTMENT EXPERIENCE OF THE SUBACCOUNTS, GPAS, SPECIAL DCA FIXED ACCOUNT, AND THE FEES AND CHARGES THAT APPLY TO YOUR CERTIFICATE.

ASSUMPTIONS:

- You enroll under the contract and allocate part of your purchase payment to the ten-year GPA; and

- we guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period; and

- after three years, you decide to make a surrender from your GPA. In other words, there are seven years left in your guarantee period.

Remember that the MVA depends partly on the interest rate of a new GPA for the same number of years as the Guarantee Period remaining on your GPA. In this case, that is seven years.

EXAMPLE 1: Remember that your GPA is earning 3.0%. Assume at the time of your surrender new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. We add 0.10% to the 3.5% rate to get 3.6%. Your GPA's 3.0% rate is less than the 3.6% rate so the MVA will be negative.

EXAMPLE 2: Remember again that your GPA is earning 3.0%, and assume that new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. We add 0.10% to the 2.5% rate to get 2.6%. In this example, since your GPA's 3.0% rate is greater than the 2.6% rate, the MVA will be positive. To determine that adjustment precisely, you will have to use the formula described below.

SAMPLE MVA CALCULATIONS

The precise MVA formula we apply is as follows:

           EARLY SURRENDER AMOUNT X [(      1 + I     ) N/12 - 1 ] = MVA
                                       --------------
                                        1 + J + .001

           Where i = rate earned in the GPA from which amounts are being transferred or surrendered.

                 j = current rate for a new Guaranteed Period equal to the
                     remaining term in the current Guarantee Period (rounded up to the next year).

                 n = number of months remaining in the current Guarantee
                     Period (rounded up to the next month).

EXAMPLES -- MVA

Using assumptions similar to those we used in the examples above:

- You enroll under the contract and allocate part of your purchase payment to the ten-year GPA; and

- we guarantee an interest rate of 3.0% annually for your ten-year Guarantee Period; and

- after three years, you decide to make a $1,000 surrender from your GPA. In other words, there are seven years left in your guarantee period.

EXAMPLE 1: You request an early surrender of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your surrender new GPAs that we offer with a seven-year Guarantee Period are earning 3.5%. Using the formula above, we determine the MVA as follows:

   $1,000 X [(       1.030       ) 84/12  - 1] = -$39.84
               -----------------
                1 + .035 + .001

In this example, the MVA is a negative $39.84.

EXAMPLE 2: You request an early surrender of $1,000 from your ten-year GPA earning a guaranteed interest rate of 3.0%. Assume at the time of your surrender new GPAs that we offer with a seven-year Guarantee Period are earning 2.5%. Using the formula above, we determine the MVA as follows:

   $1,000 X [(       1.030       ) 84/12  - 1] = $27.61
               -----------------
                1 + .025 + .001

In this example, the MVA is a positive $27.61.

The current interest rate we offer on the GPA will change periodically at our discretion. It is the rate we are then paying on purchase payments, renewals and transfers paid under this class of contracts for guarantee period durations equaling the remaining guarantee period of the GPA to which the formula is being applied.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Calculating Annuity Payouts.............................................    p. 3
Rating Agencies.........................................................    p. 4
Revenues Received During Calendar Year 2010.............................    p. 4
Principal Underwriter...................................................    p. 5
Independent Registered Public Accounting Firm...........................    p. 5
Financial Statements

                       STATEMENT OF ADDITIONAL INFORMATION

                                       FOR

           RIVERSOURCE(R) RETIREMENT GROUP VARIABLE ANNUITY CONTRACT I RIVERSOURCE(R) RETIREMENT GROUP VARIABLE ANNUITY CONTRACT II

                         RIVERSOURCE VARIABLE ACCOUNT 10
                      (previously IDS Variable Account 10)


                                  Jan. 31, 2012


RiverSource Variable Account 10 is a separate account of RiverSource Life Insurance Company (RiverSource Life). This Statement of Additional Information
(SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained from your sales representative, or by writing or calling us at the address and telephone number below.

This SAI contains financial information for all the subaccounts of RiverSource Variable Account 10. Not all subaccounts of RiverSource Variable Account 10 apply to your specific contract.

RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, MN 55474
(800) 862-7919

S-6325-4 A (1/12)

TABLE OF CONTENTS

Calculating Annuity Payouts .......................     p.3
Rating Agencies ...................................     p.4
Revenues Received During Calendar Year 2010 .......     p.4
Principal Underwriter .............................     p.5
Independent Registered Public Accounting Firm .....     p.5
Financial Statements

CALCULATING ANNUITY PAYOUTS

THE VARIABLE ACCOUNT

We do the following calculations separately for each of the subaccounts of the variable account. The separate monthly payouts, added together, make up your total variable annuity payout.

INITIAL PAYOUT: To compute your first monthly payout, we:

o determine the dollar value of your contract on the valuation date and deduct any applicable premium tax; then

o apply the result to the annuity table contained in the contract or another table at least as favorable.

The annuity table shows the amount of the first monthly payout for each $1,000 of value which depends on factors built into the table, as described below.

ANNUITY UNITS: We then convert the value of your subaccount to annuity units. To compute the number of units credited to you, we divide the first monthly payout by the annuity unit value (see below) on the valuation date. The number of units in your subaccount is fixed. The value of the units fluctuates with the performance of the underlying fund.

SUBSEQUENT PAYOUTS: To compute later payouts, we multiply:

o    the annuity unit value on the valuation date; by

o    the fixed number of annuity units credited to you.

ANNUITY UNIT VALUES: We originally set this value at $1 for each subaccount. To calculate later values we multiply the last annuity value by the product of:

o    the net investment factor; and

o    the neutralizing factor.

The purpose of the neutralizing factor is to offset the effect of the assumed rate built into the annuity table. With an assumed investment rate of 5%, the neutralizing factor is 0.999866 for a one day valuation period.

NET INVESTMENT FACTOR: We determine the net investment factor by:

o adding the fund's current net asset value per share plus the per share amount of any accrued income or capital gain dividends to obtain a current adjusted net asset value per share; then

o    dividing that sum by the previous adjusted net asset value per share; and

o subtracting the percentage factor representing the mortality and expense risk fee from the result.

Because the net asset value of the fund may fluctuate, the net investment factor may be greater or less than one, and the annuity unit value may increase or decrease. You bear this investment risk in a subaccount.

THE FIXED ACCOUNT

We guarantee your fixed annuity payout amounts. Once calculated, your payout will remain the same and never change. To calculate your annuity payouts we:

o take the value of your fixed account at the retirement/settlement date or the date you selected to begin receiving your annuity payouts; then

o using an annuity table, we apply the value according to the annuity payout plan you select.

The annuity payout table we use will be the one in effect at the time you choose to begin your annuity payouts. The values in the table will be equal to or greater than the table in your contract.

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies based on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as making annuity payouts and paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency ratings given to RiverSource Life, see "Debt & Ratings Information" under "Investors Relations" on our website at ameriprise.com or contact your sales representative. You also may view our current ratings by visiting the agency websites directly at:

A.M. Best www.ambest.com
Fitch www.fitchratings.com
Moody's www.moodys.com/insurance
Standard & Poor's www.standardandpoors.com
A.M. Best --Rates insurance companies for their financial strength.
Fitch --Rates insurance companies for their claims-paying ability.
Moody's --Rates insurance companies for their financial strength.
Standard & Poor's-- Rates insurance companies for their financial strength.

REVENUES RECEIVED DURING CALENDAR YEAR 2010

The following table shows the funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to us and/or our affiliates in 2010. Some of these funds may not be available under your contract or policy. Please see your contract or policy prospectus regarding the investment options available to you.

Affiliated Funds* $228,088,727.84
Oppenheimer Variable Account Funds $ 15,628,735.56
Fidelity>> Variable Insurance Products $ 14,724,257.96
Invesco Variable Insurance Funds/Invesco Van Kampen Variable Insurance Funds $ 11,870,799.94
Janus Aspen Series $ 6,582,362.41
AllianceBernstein Variable Products Series Fund, Inc. $ 5,575,475.35
Wells Fargo Advantage Variable Trust Funds $ 5,074,972.89
PIMCO Variable Insurance Trust $ 5,059,767.06
Franklin>> Templeton>> Variable Insurance Products Trust $ 4,281,966.04
Eaton Vance Variable Trust $ 3,798,366.80
American Century>> Variable Portfolios, Inc. $ 3,762,399.53
Goldman Sachs Variable Insurance Trust $ 3,644,842.55
MFS>> Variable Insurance TrustSM $ 2,954,011.59
Morgan Stanley UIF $ 1,888,990.85
Putnam Variable Trust $ 1,013,384.89
Neuberger Berman Advisers Management Trust $ 989,755.86
Credit Suisse Trust $ 841,648.92
Royce Capital Fund $ 330,694.17
Third Avenue Variable Series Trust $ 301,521.50
Dreyfus Investment Portfolios/Dreyfus Variable Investment Fund $ 124,287.46 Calvert Variable Series, Inc. $ 118,238.87
Legg Mason Partners Variable Portfolios $ 38,989.33
Lazard Retirement Series, Inc. $ 2,317.20
Lincoln Variable Insurance Products Trust $ 1,898.72
J.P. Morgan Series Trust II $ 1,552.86

* Affiliated Funds include funds offered under: Columbia Funds Variable Insurance Trust, Columbia Funds Variable Insurance Trust I, Columbia Funds Variable Series Trust II and Wanger Advisors Trust.

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the contracts, which are offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The contracts are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell annuity and life insurance products. RiverSource Distributors is a wholly owned subsidiary of Ameriprise Financial.

The aggregate dollar amount of underwriting commissions paid to RiverSource Distributors for the variable account in 2010 was $391,347,519; in 2009 was $307,628,681; and in 2008 was $383,542,107. RiverSource Distributors retained no underwriting commissions from the sale of the contracts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of RiverSource Life Insurance Company at Dec. 31, 2010 and 2009, and for each of the three years in the period ended Dec. 31, 2010, as set forth in their report thereon appearing elsewhere herein. We've included our financial statements in the Statement of Additional Information in reliance upon such reports given on the authority of Ernst & Young LLP as experts in accounting and auditing.



CONDENSED FINANCIAL INFORMATION (UNAUDITED)



As of the date of this prospectus, no certificates had been issued. Therefore, we have not provided any condensed financial information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
RIVERSOURCE LIFE INSURANCE COMPANY

We have audited the accompanying consolidated balance sheets of RiverSource Life Insurance Company, (a wholly owned subsidiary of Ameriprise Financial, Inc.) (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of RiverSource Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RiverSource Life Insurance Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 3 to the consolidated financial statements, in 2009 the Company adopted new accounting guidance related to the recognition and presentation of other-than-temporary impairments, and in 2008 the Company adopted new accounting guidance related to the measurement of fair value.

                                             /s/ Ernst & Young LLP

Minneapolis, Minnesota

February 23, 2011

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE AMOUNTS)


DECEMBER 31,                                                               2010          2009

ASSETS
Investments:
Available-for-Sale:
  Fixed maturities, at fair value (amortized cost: 2010, $24,818;
  2009, $25,142)                                                         $ 26,442       $25,999
  Common and preferred stocks, at fair value (cost: 2010, $1; 2009,
  $30)                                                                          2            23
Commercial mortgage loans, at cost (less allowance for loan losses:
2010, $36; 2009, $30)                                                       2,470         2,532
Policy loans                                                                  729           715
Trading securities and other investments                                      496           310
-------------------------------------------------------------------------------------------------
    Total investments                                                      30,139        29,579
Cash and cash equivalents                                                      76           811
Restricted cash                                                                66           184
Reinsurance recoverables                                                    1,829         1,688
Deferred income taxes, net                                                     --            63
Other receivables                                                             166           332
Accrued investment income                                                     309           303
Deferred acquisition costs                                                  4,578         4,285
Deferred sales inducement costs                                               545           524
Other assets                                                                1,123           936
Separate account assets                                                    63,795        54,267
-------------------------------------------------------------------------------------------------
Total assets                                                             $102,626       $92,972
=================================================================================================


LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Future policy benefits                                                   $ 29,680       $30,383
Policy claims and other policyholders' funds                                  134           123
Deferred income taxes, net                                                    514            --
Borrowings under repurchase agreements                                        397            --
Line of credit with Ameriprise Financial, Inc.                                  3           300
Other liabilities                                                           1,555         1,955
Separate account liabilities                                               63,795        54,267
-------------------------------------------------------------------------------------------------
Total liabilities                                                          96,078        87,028
-------------------------------------------------------------------------------------------------
Shareholder's equity:
Common stock, $30 par value; 100,000 shares authorized, issued and
outstanding                                                                     3             3
Additional paid-in capital                                                  2,460         2,445
Retained earnings                                                           3,410         3,114
Accumulated other comprehensive income, net of tax                            675           382
-------------------------------------------------------------------------------------------------
Total shareholder's equity                                                  6,548         5,944
-------------------------------------------------------------------------------------------------
Total liabilities and shareholder's equity                               $102,626       $92,972
=================================================================================================



See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
(IN MILLIONS)


YEARS ENDED DECEMBER 31,                                           2010          2009          2008

REVENUES
Premiums                                                          $  489        $  450        $  438
Net investment income                                              1,629         1,526         1,252
Policy and contract charges                                        1,389         1,156         1,352
Other revenues                                                       272           233           255
Net realized investment gains (losses)                                16            59          (442)
-------------------------------------------------------------------------------------------------------
    Total revenues                                                 3,795         3,424         2,855
-------------------------------------------------------------------------------------------------------


BENEFITS AND EXPENSES
Benefits, claims, losses and settlement expenses                   1,203           841           673
Interest credited to fixed accounts                                  909           903           790
Amortization of deferred acquisition costs                            53           145           861
Other insurance and operating expenses                               582           550           649
-------------------------------------------------------------------------------------------------------
    Total benefits and expenses                                    2,747         2,439         2,973
-------------------------------------------------------------------------------------------------------
Pretax income (loss)                                               1,048           985          (118)
Income tax provision (benefit)                                       252           245          (189)
-------------------------------------------------------------------------------------------------------
Net income                                                        $  796        $  740        $   71
=======================================================================================================

Supplemental Disclosures:
Net realized investment gains:
  Net realized investment gains before impairment losses on
  securities                                                      $   44        $  121
-------------------------------------------------------------------------------------------------------
  Total other-than-temporary impairment losses on securities         (22)          (53)
  Portion of loss recognized in other comprehensive income            (6)           (9)
-------------------------------------------------------------------------------------------------------
  Net impairment losses recognized in net realized investment
  gains                                                              (28)          (62)
-------------------------------------------------------------------------------------------------------
Net realized investment gains                                     $   16        $   59
=======================================================================================================



See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)


YEARS ENDED DECEMBER 31,                                           2010          2009          2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                        $   796      $    740       $    71
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
  Capitalization of deferred acquisition and sales inducement
  costs                                                              (494)         (640)         (674)
  Amortization of deferred acquisition and sales inducement
  costs                                                                50           155           982
  Depreciation, amortization and accretion, net                       (79)          (68)           61
  Deferred income tax expense (benefit)                               416           (81)         (234)
  Contractholder and policyholder charges, non-cash                  (259)         (259)         (248)
  Net realized investment gains                                       (46)         (135)           (7)
  Other-than-temporary impairments and provision for loan
  losses recognized in net realized investment (gains) losses          29            76           449
Change in operating assets and liabilities:
  Trading securities and equity method investments, net                29           136          (110)
  Future policy benefits for traditional life, disability
  income and long term care insurance                                 302           282           308
  Policy claims and other policyholders' funds                         11           (49)           81
  Reinsurance recoverables                                           (141)          (96)         (302)
  Other receivables                                                   (53)           (5)           20
  Accrued investment income                                            (6)          (64)           14
  Derivatives collateral, net                                          55        (1,928)        1,591
  Other assets and liabilities, net                                   439           684            41
-------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                 1,049        (1,252)        2,043
-------------------------------------------------------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
  Proceeds from sales                                               1,268         5,215           246
  Maturities, sinking fund payments and calls                       3,719         3,486         2,510
  Purchases                                                        (4,970)      (13,696)       (1,684)
Proceeds from sales and maturities of commercial mortgage
loans                                                                 207           279           263
Funding of commercial mortgage loans                                 (154)         (104)         (110)
Proceeds from sales of other investments                               95            43            19
Purchase of other investments                                        (256)          (11)         (140)
Purchase of land, buildings, equipment and software                   (15)          (14)          (18)
Change in policy loans, net                                           (14)            7           (25)
-------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                  (120)       (4,795)        1,061
-------------------------------------------------------------------------------------------------------


CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder and contractholder account values:
  Considerations received                                           1,593         4,863         2,913
  Net transfers (to) from separate accounts                        (1,337)          195            91
  Surrenders and other benefits                                    (1,338)       (1,923)       (2,931)
Change in borrowings under repurchase agreements, net                 397            --            --
Proceeds from line of credit with Ameriprise Financial, Inc.           13           500            --
Payments on line of credit with Ameriprise Financial, Inc.           (310)           --            --
Deferred premium options, net                                        (182)          (82)          (77)
Tax adjustment on share-based incentive compensation plan              --            (2)            2
Cash dividend to Ameriprise Financial, Inc.                          (500)           --          (775)
-------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                (1,664)        3,551          (777)
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                 (735)       (2,496)        2,327
Cash and cash equivalents at beginning of period                      811         3,307           980
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                        $    76      $    811       $ 3,307
=======================================================================================================

Supplemental Disclosures:
  Income taxes paid, net                                          $   112      $     72       $   168
  Interest paid on borrowings                                           3             1            --
Non-cash transactions:
  Capital contributions from Ameriprise Financial, Inc.           $    14      $    331       $   322


See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
THREE YEARS ENDED DECEMBER 31, 2010
(IN MILLIONS)


                                                                                        ACCUMULATED
                                                           ADDITIONAL                      OTHER
                                               COMMON        PAID-IN      RETAINED     COMPREHENSIVE
                                               SHARES        CAPITAL      EARNINGS     INCOME (LOSS)       TOTAL
-------------------------------------------------------------------------------------------------------------------
BALANCES AT JANUARY 1, 2008                      $ 3         $2,031        $3,188          $ (156)        $5,066
Change in accounting principles, net of
tax                                               --             --           (30)             --            (30)
Comprehensive loss:
  Net income                                      --             --            71              --             71
  Other comprehensive income (loss), net
  of tax:
    Change in net unrealized securities
    losses                                        --             --            --            (562)          (562)
    Change in net unrealized derivatives
    losses                                        --             --            --               2              2
                                                                                                       ------------
Total comprehensive loss                                                                                    (489)
Tax adjustment on share-based incentive
compensation plan                                 --              2            --              --              2
Cash dividends to Ameriprise Financial,
Inc.                                              --             --          (775)             --           (775)
Non-cash capital contribution from
Ameriprise Financial, Inc.                        --             83            --              --             83
Non-cash dividend to Ameriprise Financial,
Inc.                                              --             --          (118)             --           (118)
-------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2008                    $ 3          2,116         2,336            (716)         3,739
Change in accounting principles, net of
tax                                               --             --            38             (38)            --
Comprehensive income:
  Net income                                      --             --           740              --            740
  Other comprehensive income, net of tax:
    Change in net unrealized securities
    losses                                        --             --            --           1,109          1,109
    Change in noncredit related
    impairments on securities and net
    unrealized securities losses on
    previously impaired securities                --             --            --              23             23
    Change in net unrealized derivatives
    losses                                        --             --            --               4              4
                                                                                                       ------------
Total comprehensive income                                                                                 1,876
Tax adjustment on share-based incentive
compensation plan                                 --             (2)           --              --             (2)
Non-cash capital contribution from
Ameriprise Financial, Inc.                        --            331            --              --            331
-------------------------------------------------------------------------------------------------------------------

BALANCES AT DECEMBER 31, 2009                    $ 3         $2,445        $3,114          $  382         $5,944
Comprehensive income:
  Net income                                      --             --           796              --            796
  Other comprehensive income, net of tax:
    Change in net unrealized securities
    gains                                         --             --            --             285            285
    Change in noncredit related
    impairments on securities and net
    unrealized securities losses on
    previously impaired securities                --             --            --               4              4
    Change in net unrealized derivatives
    losses                                        --             --            --               4              4
                                                                                                       ------------
Total comprehensive income                                                                                 1,089
Tax adjustment on share-based incentive
compensation plan                                 --              1            --              --              1
Cash dividends to Ameriprise Financial,
Inc.                                              --             --          (500)                          (500)
Non-cash capital contribution from
Ameriprise Financial, Inc.                        --             14            --              --             14
-------------------------------------------------------------------------------------------------------------------
BALANCES AT DECEMBER 31, 2010                    $ 3         $2,460        $3,410          $  675         $6,548
===================================================================================================================




See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

RiverSource Life Insurance Company is a stock life insurance company with one wholly owned stock life insurance company subsidiary, RiverSource Life Insurance Co. of New York ("RiverSource Life of NY"). RiverSource Life Insurance Company is a wholly owned subsidiary of Ameriprise Financial, Inc. ("Ameriprise Financial").

- RiverSource Life Insurance Company is domiciled in Minnesota and holds Certificates of Authority in American Samoa, the District of Columbia and all states except New York. RiverSource Life Insurance Company issues insurance and annuity products.

- RiverSource Life of NY is domiciled and holds a Certificate of Authority in New York. Effective in March and September 2010, RiverSource Life of NY withdrew its Certificates of Authority from North Dakota and Delaware, respectively, as it does not conduct business in these states. RiverSource Life of NY issues insurance and annuity products.

RiverSource Life Insurance Company also wholly owns RiverSource Tax Advantaged Investments, Inc. ("RTA"). RTA is a stock company domiciled in Delaware and is a limited partner in affordable housing partnership investments.

The accompanying Consolidated Financial Statements include the accounts of RiverSource Life Insurance Company and companies in which it directly or indirectly has a controlling financial interest (collectively, the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

In the third quarter of 2010, the Company made adjustments for revisions to the valuations of reserves, deferred acquisition costs ("DAC") and deferred sales inducement costs ("DSIC") related to insurance and living benefit guarantees which resulted in a $32 million pretax charge ($21 million after-tax). In the second quarter of 2010, the Company made an adjustment for revisions to certain calculations in its valuation of DAC and DSIC which resulted in a $33 million pretax benefit ($21 million after-tax).

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities as described in Note 15. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

The Company's principal products are variable deferred annuities and variable universal life insurance which are issued primarily to individuals. It also offers fixed annuities where assets accumulate until the contract is surrendered, the contractholder (or in some contracts, the annuitant) dies, or the contractholder or annuitant begins receiving benefits under an annuity payout option. It also offers immediate annuities in which payments begin within one year of issue and continue for life or for a fixed period of time. The Company's fixed deferred annuities guarantee a relatively low annual interest rate during the accumulation period (the time before annuity payments begin). However, the Company has the option of paying a higher rate set at its discretion. In addition, persons owning an equity indexed annuity ("EIA") may have their interest calculated based on an increase in a broad-based stock market index. The Company issues both variable and fixed universal life insurance, traditional life insurance and disability income ("DI") insurance. Universal life insurance is a form of permanent life insurance characterized by flexible premiums, flexible death benefit amounts and unbundled pricing factors (i.e., mortality, interest and expenses). Traditional life insurance refers to whole and term life insurance policies that pay a specified sum to a beneficiary upon death of the insured for a fixed premium. Variable universal life insurance combines the premium and death benefit flexibility of universal life with underlying fund investment flexibility and the risks associated therewith. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. The Company issues only non-participating life insurance policies which do not pay dividends to policyholders from realized policy margins.

Under the Company's variable life insurance and variable annuity products described above, the purchaser may choose a fixed account option that is part of the Company's "general account", as well as investment options from a variety of portfolios that include common stocks, bonds, managed assets and/or short-term securities.

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through the date the financial statements were issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The Company consolidates entities in which it holds a greater than 50% voting interest, or when certain conditions are met for variable interest entities ("VIEs") and limited partnerships. Entities in which the Company exercises significant influence or holds a greater than 20% but less than 50% voting interest are accounted for under the equity method. All other investments

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

that are not reported at fair value as trading or Available-for-Sale securities are accounted for under the cost method where the Company owns less than a 20% voting interest and does not exercise significant influence.

A VIE is an entity that either has equity investors that lack certain essential characteristics of a controlling financial interest (including substantive voting rights, the obligation to absorb the entity's losses, or the rights to receive the entity's returns) or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE is required to be assessed for consolidation under two models:

- If the VIE is a money market fund or is an investment company, or has the financial characteristics of an investment company, and the following is true:

  (i) the entity does not have an explicit or implicit obligation to fund the investment company's losses; and

  (ii) the investment company is not a securitization entity, asset backed financing entity, or an entity formally considered a qualifying special purpose entity,

then, the VIE will be consolidated by the entity that determines it stands to absorb a majority of the VIE's expected losses or to receive a majority of the VIE's expected residual returns. Examples of entities that are likely to be assessed for consolidation under this framework include hedge funds, property funds, private equity funds and venture capital funds.

- If the VIE does not meet the criteria above, the VIE will be consolidated by the entity that determines it has both:

  (i) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance; and

  (ii) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

When determining whether the Company stands to absorb the majority of a VIE's expected losses or receive a majority of a VIE's expected returns, it analyzes the design of the VIE to identify the variable interests it holds. Then the Company quantitatively determines whether its variable interests will absorb a majority of the VIE's variability. If the Company determines it has control over the activities that most significantly impact the economic performance of the VIE and it will absorb a majority of the VIE's expected variability, the Company consolidates the VIE. The calculation of variability is based on an analysis of projected probability-weighted cash flows based on the design of the particular VIE. When determining whether the Company has the power and the obligation to absorb losses or rights to receive benefits from the VIE that could potentially be significant, the Company qualitatively determines if its variable interests meet these criteria. If the Company consolidates a VIE under either scenario, it is referred to as the VIE's primary beneficiary.

AMOUNTS BASED ON ESTIMATES AND ASSUMPTIONS
Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and recognition of other-than-temporary impairments, DAC and the corresponding recognition of DAC amortization, derivative instruments and hedging activities, claims reserves and income taxes and the recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

INVESTMENTS

Available-for-Sale Securities
Available-for-Sale securities are carried at fair value with unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of impacts to DAC, DSIC, certain benefit reserves and income taxes. Gains and losses are recognized in the Consolidated Statements of Income upon disposition of the securities.

Effective January 1, 2009, the Company early adopted an accounting standard that significantly changed the Company's accounting policy regarding the timing and amount of other-than-temporary impairments for Available-for-Sale securities as follows. When the fair value of an investment is less than its amortized cost, the Company assesses whether or not: (i) it has the intent to sell the security (made a decision to sell) or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If either of these conditions is met, an other-than-temporary impairment is considered to have occurred and the Company must recognize an other-than-temporary impairment for the difference between the investment's amortized cost basis and its fair value through earnings. For securities that do not meet the above criteria, and the Company does not expect to recover a security's amortized cost basis, the security is also considered other-than-temporarily impaired. For these securities, the Company separates the total impairment into the credit loss component and the amount of the loss related to other factors. The amount of the total other-than-temporary impairments related to credit loss is recognized in earnings. The amount of the total other-than-temporary impairments related to other factors is recognized in other comprehensive income (loss), net of impacts to DAC, DSIC, certain benefit reserves and income taxes. For Available-for-Sale securities that have recognized an other-than-temporary impairment through earnings, if through

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subsequent evaluation there is a sustained increase in the cash flow expected, the difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. Subsequent increases and decreases in the fair value of Available-for-Sale securities are included in other comprehensive income (loss). The Company's Consolidated Statements of Shareholder's Equity present all changes in other comprehensive income (loss) associated with Available-for-Sale debt securities that have been other-than-temporarily impaired on a separate line from fair value changes recorded in other comprehensive income (loss) from all other securities.

The Company provides a supplemental disclosure on the face of its Consolidated Statements of Income that presents: (i) total other-than-temporary impairment losses recognized during the period and (ii) the portion of other-than-temporary impairment losses recognized in other comprehensive income (loss). The sum of these amounts represents the credit-related portion of other-than-temporary impairments that were recognized in earnings during the period. The portion of other-than-temporary losses recognized in other comprehensive income (loss) includes: (i) the portion of other-than-temporary impairment losses related to factors other than credit recognized during the period and (ii) reclassifications of other-than-temporary impairment losses previously determined to be related to factors other than credit that are determined to be credit-related in the current period. The amount presented on the Consolidated Statements of Income as the portion of other-than-temporary losses recognized in other comprehensive income (loss) excludes subsequent increases and decreases in the fair value of these securities.

For all securities that are considered temporarily impaired, the Company does not intend to sell these securities (has not made a decision to sell) and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. The Company believes that it will collect all principal and interest due on all investments that have amortized cost in excess of fair value that are considered only temporarily impaired.

Factors the Company considers in determining whether declines in the fair value of fixed maturity securities are other-than-temporary include: (i) the extent to which the market value is below amortized cost; (ii) the duration of time in which there has been a significant decline in value; (iii) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer; and (iv) market events that could impact credit ratings, economic and business climate, litigation and government actions, and similar external business factors. In order to determine the amount of the credit loss component for corporate debt securities considered other-than-temporarily impaired, a best estimate of the present value of cash flows expected to be collected discounted at the security's effective interest rate is compared to the amortized cost basis of the security. The significant inputs to cash flow projections consider potential debt restructuring terms, projected cash flows available to pay creditors and the Company's position in the debtor's overall capital structure.

For structured investments (e.g., residential mortgage backed securities, commercial mortgage backed securities, asset backed securities and other structured investments), the Company also considers factors such as overall deal structure and its position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections in assessing potential other-than-temporary impairments of these investments. Based upon these factors, securities that have indicators of potential other-than-temporary impairment are subject to detailed review by management. Securities for which declines are considered temporary continue to be carefully monitored by management.

Trading Securities and Other Investments
Trading securities and other investments include separate account and mutual fund seed money, equity method investments, trading bonds, interests in affordable housing partnerships and syndicated loans. Separate account and mutual fund seed money is carried at fair value with changes in value recognized within net investment income. Affordable housing partnerships are accounted for under the equity method.

FINANCING RECEIVABLES

Commercial Mortgage Loans and Syndicated Loans
Commercial mortgage loans are reflected at amortized cost less the allowance for loan losses.

Syndicated loans represent the Company's investment in below investment grade loan syndications. Syndicated loans are reflected in trading securities and other investments at amortized cost less the allowance for loan losses.

Interest income is accrued on the unpaid principal balances of the loans as earned.

Policy Loans
Policy loans include life insurance policy and annuity loans and are reported at the unpaid principal balance, plus accrued interest. When originated, the loan balances do not exceed the cash surrender value of the underlying products. As there is minimal risk of loss related to policy loans, the Company does not record an allowance for loan losses for policy loans.


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Nonaccrual Loans
Generally, loans are evaluated for or placed on nonaccrual status when either the collection of interest or principal has become 90 days past due or is otherwise considered doubtful of collection. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Interest payments received on loans on nonaccrual status are generally applied to principal or in accordance with the loan agreement unless the remaining principal balance has been determined to be fully collectible.

Commercial mortgage loans are evaluated for impairment when the loan is considered for nonaccrual status or foreclosure proceedings are initiated on the property. If it is determined that the fair value is less than the current loan balance, it is written down to fair value less selling costs. Foreclosed property is recorded as real estate owned in trading securities and other investments. Syndicated loans are charged off when management determines that the loans are uncollectible.

Allowance for Loan Losses
Management determines the adequacy of the allowance for loan losses by portfolio based on the overall loan portfolio composition, recent and historical loss experience, and other pertinent factors, including when applicable, internal risk ratings, loan-to-value ratios and occupancy rates, along with economic and market conditions. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change.

The Company determines the amount of the allowance required for certain sectors based on management's assessment of relative risk characteristics of the loan portfolio. The allowance is recorded for homogeneous loan categories on a pool basis, based on an analysis of product mix and risk characteristics of the portfolio, including geographic concentration, bankruptcy experiences, and historical losses, adjusted for current trends and market conditions.

While the Company attributes portions of the allowance to specific loan pools as part of the allowance estimation process, the entire allowance is available to absorb losses inherent in the total loan portfolio. The allowance is increased through provisions charged to net realized investment gains (losses) and reduced/increased by net charge-offs/recoveries.

Impaired Loans
The Company considers a loan to be impaired when, based on current information and events, it is probable the Company will not be able to collect all amounts due (both interest and principal) according to the contractual terms of the loan agreement. Impaired loans also include loans that have been modified in troubled debt restructurings as a concession to borrowers experiencing financial difficulties. Management evaluates for impairment all restructured loans and loans with higher impairment risk factors. The impairment recognized is measured as the excess of the loan's recorded investment over: (i) the present value of its expected principal and interest payments discounted at the loan's effective interest rate, (ii) the fair value of collateral or (iii) the loan's observable market price.

Restructured Loans
A loan is classified as a restructured loan when the Company makes certain concessionary modifications to contractual terms. Loans restructured at an interest rate equal to or greater than interest rates for new loans with comparable risk at the time the contract is modified are excluded from restructured loans. When the interest rate, minimum payments, and/or due dates have been modified in an attempt to make the loan more affordable to the borrower, the modification is considered a troubled debt restructuring. Generally, performance prior to the restructuring or significant events that coincide with the restructuring are considered in assessing whether the borrower can meet the new terms which may result in the loan being returned to accrual status at the time of the restructure or after a performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual status. There are no material commitments to lend additional funds to borrowers whose loans have been restructured.

CASH AND CASH EQUIVALENTS
Cash equivalents include highly liquid investments with original maturities of 90 days or less.

RESTRICTED CASH
Total restricted cash at December 31, 2010 and 2009 was $66 million and $184 million, respectively, consisting of cash that has been pledged to counterparties.

REINSURANCE
The Company cedes significant amounts of insurance risk to other insurers under reinsurance agreements. Reinsurance premiums paid and benefits received are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Traditional life, long term care ("LTC") and DI reinsurance premiums, net of the change in any prepaid reinsurance asset, are reported as a reduction of premiums. Fixed and variable universal life reinsurance premiums are reported as a reduction of policy and contract charges. In addition, for fixed and variable universal life insurance policies, the net cost of reinsurance ceded, which represents the discounted

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amount of the expected cash flows between the reinsurer and the Company, is recognized as an asset and amortized over the term of the reinsurance contract, in proportion to the estimated gross profits and is subject to retrospective adjustment in a manner similar to retrospective adjustment of DAC. The assumptions used to project the expected cash flows are consistent with those used for DAC asset valuation for the same contracts. Changes in the net cost of reinsurance are reflected as a component of policy and contract charges. Reinsurance recoveries are reported as components of benefits, claims, losses and settlement expenses.

Insurance liabilities are reported before the effects of reinsurance. Future policy benefits and policy claims and other policyholders' funds recoverable under reinsurance contracts are recorded as reinsurance recoverables.

The Company also assumes life insurance and fixed annuity business from other insurers in limited circumstances. Reinsurance premiums received and benefits paid are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Liabilities for assumed business are recorded within future policy benefits.

See Note 8 for additional information on reinsurance.

LAND, BUILDINGS, EQUIPMENT AND SOFTWARE
Land, buildings, equipment and internally developed or purchased software are carried at cost less accumulated depreciation or amortization and are reflected within other assets. The Company generally uses the straight-line method of depreciation and amortization over periods ranging from three to 30 years. During 2009, the Company received a non-cash capital contribution of $131 million comprised of two buildings and the related land from Ameriprise Financial.

At December 31, 2010 and 2009, land, buildings, equipment and software were $191 million and $190 million, respectively, net of accumulated depreciation of $59 million and $52 million, respectively. Depreciation and amortization expense for the years ended December 31, 2010, 2009 and 2008 was $14 million, $8 million and $5 million, respectively.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
Freestanding derivative instruments are recorded at fair value and are reflected in other assets or other liabilities. The Company's policy is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any. The Company primarily uses derivatives as economic hedges that are not designated as accounting hedges or do not qualify for hedge accounting treatment. The Company occasionally designates derivatives as (i) hedges of changes in the fair value of assets, liabilities, or firm commitments ("fair value hedges") or (ii) hedges of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedges").

Derivative instruments that are entered into for hedging purposes are designated as such at the time the Company enters into the contract. For all derivative instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue the application of hedge accounting.

For derivative instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are recognized in current period earnings. Changes in fair value of derivatives are presented in the Consolidated Statements of Income based on the nature and use of the instrument. Changes in fair value of derivatives used as economic hedges are presented in the Consolidated Statements of Income with the corresponding change in the hedged asset or liability.

For derivative instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as changes in the fair value of the hedged assets, liabilities or firm commitments, are recognized on a net basis in current period earnings. The carrying value of the hedged item is adjusted for the change in fair value from the designated hedged risk. If a fair value hedge designation is removed or the hedge is terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings over the remaining life of the hedged item.

For derivative instruments that qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is reported in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transaction impacts earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported in current period earnings as a component of net investment income. If a hedge designation is removed or a hedge is terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) is reclassified to earnings over

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the period that the hedged item impacts earnings. For hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized in earnings immediately.

See Note 16 for information regarding the Company's fair value measurement of derivative instruments and the impact of derivatives on the Consolidated Statements of Income.

The equity component of EIA obligations is considered an embedded derivative. Additionally, certain annuities contain guaranteed minimum accumulation benefit ("GMAB") and guaranteed minimum withdrawal benefit ("GMWB") provisions. The GMAB and the non-life contingent benefits associated with GMWB provisions are also considered embedded derivatives. The fair value of embedded derivatives associated with annuities is included in future policy benefits. The change in the fair value of the EIA embedded derivatives is reflected in interest credited to fixed accounts. The changes in the fair value of the GMAB and GMWB embedded derivatives are reflected in benefits, claims, losses and settlement expenses.

DEFERRED ACQUISITION COSTS
DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and insurance products. These costs are deferred to the extent they are recoverable from future profits or premiums. The DAC associated with insurance or annuity contracts that are significantly modified or internally replaced with another contract are accounted for as contract terminations. These transactions are anticipated in establishing amortization periods and other valuation assumptions.

Direct sales commissions and other costs deferred as DAC are amortized over time. For annuity and universal life ("UL") contracts, DAC are amortized based on projections of estimated gross profits over amortization periods equal to the approximate life of the business. For other insurance products, DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium-paying period.

For annuity and UL insurance products, the assumptions made in projecting future results and calculating the DAC balance and DAC amortization expense are management's best estimates. Management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

For other life, DI and LTC insurance products, the assumptions made in calculating the DAC balance and DAC amortization expense are consistent with those used in determining the liabilities and, therefore, are intended to provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC are not recoverable. If management concludes that DAC are not recoverable, DAC are reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in the Company's Consolidated Statements of Income.

For annuity, life, DI and LTC insurance products, key assumptions underlying those long-term projections include interest rates (both earning rates on invested assets and rates credited to contractholder and policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about earned and credited interest rates are the primary factors used to project interest margins, while assumptions about equity and bond market performance are the primary factors used to project client asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Management must also make assumptions to project maintenance expenses associated with servicing the Company's annuity and insurance businesses during the DAC amortization period.

The client asset value growth rates are the rates at which variable annuity and variable universal life ("VUL") insurance contract values invested in separate accounts are assumed to appreciate in the future. The rates used vary by equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. The Company typically uses a five-year mean reversion process as a guideline in setting near-term equity fund growth rates based on a long-term view of financial market performance as well as recent actual performance. The suggested near-term equity fund growth rate is reviewed quarterly to ensure consistency with management's assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed management's near-term estimate will typically be less than in a period when growth rates fall short of management's near-term estimate.


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The Company monitors other principal DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin and maintenance expense levels each quarter and, when assessed independently, each could impact the Company's DAC balances.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless the Company's management identifies a significant deviation over the course of the quarterly monitoring, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year.

DEFERRED SALES INDUCEMENT COSTS
DSIC consist of bonus interest credits and premium credits added to certain annuity contract and insurance policy values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC. The amortization of DSIC is recorded in benefits, claims, losses and settlement expenses.

SEPARATE ACCOUNT ASSETS AND LIABILITIES
Separate account assets and liabilities are primarily funds held for the exclusive benefit of variable annuity contractholders and variable life insurance policyholders, who assume the related investment risk. Income and losses on separate account assets accrue directly to the contractholder and policyholder and are not reported in the Company's Consolidated Statements of Income. Separate account assets are recorded at fair value. Changes in the fair value of separate account assets are offset by changes in the related separate account liabilities. The Company receives mortality and expense risk and other fees, guarantee fees and cost of insurance charges from the related accounts.

FUTURE POLICY BENEFITS AND POLICY CLAIMS AND OTHER POLICYHOLDERS' FUNDS

Fixed Annuities and Variable Annuity Guarantees
Future policy benefits and policy claims and other policyholders' funds related to fixed annuities and variable annuity guarantees include liabilities for fixed account values on fixed and variable deferred annuities, guaranteed benefits associated with variable annuities, EIAs and fixed annuities in a payout status.

Liabilities for fixed account values on fixed and variable deferred annuities are equal to accumulation values, which are the cumulative gross deposits and credited interest less withdrawals and various charges.

The majority of the variable annuity contracts offered by the Company contain guaranteed minimum death benefit ("GMDB") provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. The Company also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings, which are referred to as gain gross-up ("GGU") benefits. In addition, the Company offers contracts containing GMWB and GMAB provisions, and until May 2007, the Company offered contracts containing guaranteed minimum income benefit ("GMIB") provisions.

In determining the liabilities for GMDB, GMIB and the life contingent benefits associated with GMWB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management reviews and, where appropriate, adjusts its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management reviews and updates these assumptions annually in the third quarter of each year.

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. The GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated meaningful life based on expected assessments.

The embedded derivatives related to GMAB and the non-life contingent benefits associated with GMWB provisions are recorded at fair value. See Note 13 for information regarding the fair value measurement of embedded derivatives. The liability for the life contingent benefits associated with GMWB provisions is determined in the same way as the GMDB

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liability. The changes in both the fair values of the GMWB and GMAB embedded derivatives and the liability for life contingent benefits are reflected in benefits, claims, losses and settlement expenses.

Liabilities for EIAs are equal to the accumulation of host contract values covering guaranteed benefits and the fair value of embedded equity options.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates.

Life, Disability Income and Long Term Care Insurance
Future policy benefits and policy claims and other policyholders' funds related to life, DI and LTC insurance include liabilities for fixed account values on fixed and variable universal life policies, liabilities for unpaid amounts on reported claims, estimates of benefits payable on claims incurred but not yet reported and estimates of benefits that will become payable on term life, whole life, DI and LTC policies as claims are incurred in the future.

Liabilities for fixed account values on fixed and variable universal life insurance are equal to accumulation values. Accumulation values are the cumulative gross deposits and credited interest less various contractual expense and mortality charges and less amounts withdrawn by policyholders.

A portion of the Company's fixed and variable universal life contracts have product features that result in profits followed by losses from the insurance component of the contract. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

In determining the liability for contracts with profits followed by losses, the Company projects benefits and contract assessments using actuarial models. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management reviews, and where appropriate, adjusts its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management reviews and updates these assumptions annually in the third quarter of each year.

The liability for these future losses is determined by estimating the death benefits in excess of account value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g. cost of insurance charges, contractual administrative charges, similar fees and investment margin). See Note 9 to for information regarding the liability for contracts with secondary guarantees.

Liabilities for unpaid amounts on reported life insurance claims are equal to the death benefits payable under the policies. Liabilities for unpaid amounts on reported DI and LTC claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These amounts are calculated based on claim continuance tables which estimate the likelihood an individual will continue to be eligible for benefits. Present values are calculated at interest rates established when claims are incurred. Anticipated claim continuance rates are based on established industry tables, adjusted as appropriate for the Company's experience.

Liabilities for estimated benefits payable on claims that have been incurred but not yet reported are based on periodic analysis of the actual time lag between when a claim occurs and when it is reported.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life, DI and LTC policies are based on the net level premium method, using anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on the Company's experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors.

Where applicable, benefit amounts expected to be recoverable from reinsurance companies who share in the risk are separately recorded as reinsurance recoverables.

SOURCES OF REVENUE
The Company's principal sources of revenue include premium revenues, net investment income and policy and contract charges.

Premium Revenues
Premium revenues include premiums on traditional life, DI and LTC insurance products and immediate annuities with a life contingent feature. Premiums on traditional life, DI and LTC insurance are net of reinsurance ceded and are recognized as revenue when due.


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Net Investment Income
Net investment income primarily includes interest income on fixed maturity securities classified as Available-for-Sale, commercial mortgage loans, policy loans, other investments and cash and cash equivalents; the changes in fair value of trading securities and certain derivatives; and the pro-rata share of net income or loss on equity method investments. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

Policy and Contract Charges
Policy and contract charges include mortality and expense risk fees and certain other charges assessed on annuities and fixed and variable universal life insurance, which consist of cost of insurance charges, net of reinsurance premiums and cost of reinsurance for universal life insurance products, and administrative and surrender charges. Mortality and expense risk fees include risk, management and administration fees, which are generated directly and indirectly from the Company's separate account assets. Cost of insurance charges on fixed and variable universal life insurance and contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

Net Realized Investment Gains (Losses)
Realized gains and losses on the sale of securities are recognized using the specific identification method, on a trade date basis, and charges for investments determined to be other-than-temporarily impaired and related to credit losses.

OTHER INSURANCE AND OPERATING EXPENSES
Other insurance and operating expenses include expenses allocated to the Company from its parent, Ameriprise Financial, for the Company's share of compensation, professional and consultant fees and expenses associated with information technology and communications, facilities and equipment, advertising and promotion and legal and regulatory costs. Also included are commissions, sales and marketing expenses and other operating expenses. These expenses are net of DAC.

INCOME TAXES
Beginning in 2010, the Company's taxable income will be included in the consolidated federal income tax return of Ameriprise Financial. The Company provides for income taxes on a separate return basis, except that, under an agreement between Ameriprise Financial and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Ameriprise Financial that it will reimburse its subsidiaries for any tax benefits recorded. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

In connection with the provision for income taxes, the Consolidated Financial Statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Among the Company's deferred tax assets are a significant deferred tax asset relating to capital losses that have been recognized for financial statement purposes but not yet for tax return purposes and future deductible capital losses realized for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes.

The Company is required to establish a valuation allowance for any portion of its deferred tax assets that management believes will not be realized. Significant judgment is required in determining if a valuation allowance should be established and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business including the ability to generate capital gains. Consideration is given to, among other things in making this determination: (i) future taxable income exclusive of reversing temporary differences and carryforwards; (ii) future reversals of existing taxable temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies. Management may need to identify and implement appropriate planning strategies to ensure the Company's ability to realize its deferred tax assets and avoid the establishment of a valuation allowance with respect to such assets.

3. RECENT ACCOUNTING PRONOUNCEMENTS

ADOPTION OF NEW ACCOUNTING STANDARDS

Receivables
In July 2010, the Financial Accounting Standards Board ("FASB") updated the accounting standards for disclosures on the credit quality of financing receivables and the allowance for credit losses. The standard requires additional disclosure related to the credit quality of financing receivables, troubled debt restructurings and significant purchases or sales of financing receivables during the period. The standard requires that these disclosures and existing disclosures be presented on a disaggregated basis, similar to the manner that the entity uses to evaluate its credit losses. Disclosures of information as of the end of a reporting period are effective for interim and annual periods ending after December 15, 2010 and disclosures of

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

activity that occurred during a reporting period are effective for interim and annual periods beginning after December 15, 2010. In January 2011, the effective date of the disclosures related to troubled debt restructurings was deferred until the FASB clarifies guidance for determining what constitutes a troubled debt restructuring. The adoption of the standard did not impact the Company's consolidated financial condition and results of operations. See Note 2 and Note 6 for the required disclosures.

Consolidation of Variable Interest Entities
In June 2009, the FASB updated the accounting standards related to the consolidation of VIEs. The standard amends the guidance on the determination of the primary beneficiary of a VIE from a quantitative model to a qualitative model and requires additional disclosures about an enterprise's involvement in VIEs. Under the new qualitative model, the primary beneficiary must have both the power to direct the activities of the VIE and the obligation to absorb losses or the right to receive gains that could be potentially significant to the VIE. In February 2010, the FASB amended this guidance to defer application of the consolidation requirements for certain investment funds. The standards are effective for interim and annual reporting periods beginning after November 15, 2009. The Company adopted the standard effective January 1, 2010 which did not impact its consolidated financial condition and results of operations.

Subsequent Events
In February 2010, the FASB amended the accounting standards related to the recognition and disclosure of subsequent events. The amendments remove the requirement to disclose the date through which subsequent events are evaluated for Securities and Exchange Commission ("SEC") filers. The standard is effective upon issuance and shall be applied prospectively. The Company adopted the standard in the first quarter of 2010. The adoption did not have any effect on the Company's consolidated financial condition and results of operations.

Fair Value
In January 2010, the FASB updated the accounting standards related to disclosures on fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and presents activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Company adopted the standard in the first quarter of 2010, except for the additional disclosures related to the Level 3 rollforward, which the Company will adopt in the first quarter of 2011. The adoption did not have any effect on the Company's consolidated financial condition and results of operations.

In September 2006, the FASB updated the accounting standards to define fair value, establish a framework for measuring fair value and expand disclosures about fair value measurements. The Company adopted the standard effective January 1, 2008 and recorded a cumulative effect reduction to the opening balance of retained earnings of $30 million, net of DAC and DSIC amortization and income taxes. This reduction to retained earnings was related to adjusting the fair value of certain derivatives the Company uses to hedge its exposure to market risk related to certain variable annuity riders. Prior to January 1, 2008, the Company recorded these derivatives in accordance with accounting guidance for derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities. The new standard nullifies the previous guidance and requires these derivatives to be marked to the price the Company would receive to sell the derivatives to a market participant (an exit price). The adoption of the standard also resulted in adjustments to the fair value of the Company's embedded derivative liabilities associated with certain variable annuity riders. Since there is no market for these liabilities, the Company considered the assumptions participants in a hypothetical market would make to determine an exit price. As a result, the Company adjusted the valuation of these liabilities by updating certain policyholder assumptions, adding explicit margins to provide for profit, risk, and expenses, and adjusting the rate used to discount expected cash flows to reflect a current market estimate of the Company's risk of nonperformance specific to these liabilities. These adjustments resulted in an adoption impact of a $4 million increase in earnings, net of DAC and DSIC amortization and income taxes, at January 1, 2008. The nonperformance risk component of the adjustment is specific to the risk of the Company not fulfilling these liabilities. As the Company's estimate of this credit spread widens or tightens, the liability will decrease or increase.

Recognition and Presentation of Other-Than-Temporary Impairments ("OTTI")
In April 2009, the FASB updated the accounting standards for the recognition and presentation of other-than-temporary impairments. The standard amends existing guidance on other-than-temporary impairments for debt securities and requires that the credit portion of other-than-temporary impairments be recorded in earnings and the noncredit portion of losses be recorded in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery of its cost basis. The standard requires separate presentation of both

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

the credit and noncredit portions of other-than-temporary impairments on the financial statements and additional disclosures. This standard is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. At the date of adoption, the portion of previously recognized other-than-temporary impairments that represent the noncredit related loss component shall be recognized as a cumulative effect of adoption with an adjustment to the opening balance of retained earnings with a corresponding adjustment to accumulated other comprehensive income. The Company adopted the standard in the first quarter of 2009 and recorded a cumulative effect increase to the opening balance of retained earnings of $38 million, net of DAC and DSIC amortization, certain benefit reserves and income taxes, and a corresponding increase to accumulated other comprehensive loss, net of impacts to DAC and DSIC amortization, certain benefit reserves and income taxes. See Note 5 for the Company's required disclosures.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts In October 2010, the FASB updated the accounting standards for DAC. Under this new standard, only the following costs incurred in the acquisition of new and renewal insurance contracts would be capitalizable as DAC: (i) incremental direct costs of a successful contract acquisition, (ii) portions of employees' salaries and benefits directly related to time spent performing specified acquisition activities (that is, underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) for a contract that has actually been acquired, (iii) other costs related to the specified acquisition activities that would not have been incurred had the acquisition contract not occurred, and (iv) advertising costs that meet the capitalization criteria in other GAAP guidance for certain direct-response marketing. All other costs are to be expensed as incurred. The standard is effective for interim and annual periods beginning after December 15, 2011, with earlier adoption permitted if it is at the beginning of an entity's annual reporting period. The standard is to be applied prospectively; however, retrospective application to all prior periods presented is permitted but not required. The Company is currently evaluating the impact of the standard on its consolidated financial condition and results of operations.

How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments
In April 2010, the FASB updated the accounting standards regarding accounting for investment funds determined to be VIEs. Under this standard an insurance enterprise would not be required to consolidate a voting-interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, the enterprise would not consider the interests held through separate accounts in evaluating its economic interests in a VIE, unless the separate account contract holder is a related party. The standard is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2010. The adoption of the standard is not expected to have a material impact on the Company's consolidated financial condition and results of operations.

4. VARIABLE INTEREST ENTITIES

RTA, a subsidiary of RiverSource Life Insurance Company, has variable interests in affordable housing partnerships for which it is not the primary beneficiary and, therefore, does not consolidate.

RTA's maximum exposure to loss as a result of its investment in the affordable housing partnerships is limited to the carrying values. The carrying values are reflected in trading securities and other investments and were $244 million and $28 million as of December 31, 2010 and 2009, respectively. RTA has no obligation to provide financial or other support to the affordable housing partnerships in addition to liabilities already recorded nor has it provided any additional support to the affordable housing partnerships. The Company had liabilities of $188 million and $1 million recorded in other liabilities as of December 31, 2010 and 2009, respectively, related to the affordable housing partnerships.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

5. INVESTMENTS

Available-for-Sale securities distributed by type were as follows:

                                                                          DECEMBER 31, 2010
                                                --------------------------------------------------------------------
                                                                  GROSS         GROSS
                                                  AMORTIZED    UNREALIZED    UNREALIZED       FAIR        NONCREDIT
DESCRIPTION OF SECURITIES (IN MILLIONS)             COST          GAINS        LOSSES         VALUE        OTTI(1)
--------------------------------------------------------------------------------------------------------------------
Fixed maturities:
Corporate debt securities                          $14,792       $1,218         $ (56)       $15,954        $  1
Residential mortgage backed securities               4,364          308          (139)         4,533         (30)
Commercial mortgage backed securities                3,817          282            (4)         4,095          --
Asset backed securities                                883           43           (18)           908          --
State and municipal obligations                        809           18           (57)           770          --
Foreign government bonds and obligations                91           16            --            107          --
U.S. government and agencies obligations                55            7            --             62          --
Other structured investments                             7            6            --             13           6
--------------------------------------------------------------------------------------------------------------------
  Total fixed maturities                            24,818        1,898          (274)        26,442         (23)
Common stocks                                            1            1            --              2          --
--------------------------------------------------------------------------------------------------------------------
  Total                                            $24,819       $1,899         $(274)       $26,444        $(23)
====================================================================================================================




                                                                          DECEMBER 31, 2009
                                                --------------------------------------------------------------------
                                                                  GROSS         GROSS
                                                  AMORTIZED    UNREALIZED    UNREALIZED       FAIR        NONCREDIT
DESCRIPTION OF SECURITIES (IN MILLIONS)             COST          GAINS        LOSSES         VALUE        OTTI(1)
--------------------------------------------------------------------------------------------------------------------
Fixed maturities:
Corporate debt securities                          $14,245       $  855         $(106)       $14,994        $  1
Residential mortgage backed securities               5,249          185          (238)         5,196         (41)
Commercial mortgage backed securities                3,874          182           (16)         4,040          --
Asset backed securities                                877           32           (29)           880          --
State and municipal obligations                        647           12           (46)           613          --
U.S. government and agencies obligations               152            7            (1)           158          --
Foreign government bonds and obligations                94           14            (1)           107          --
Other structured investments                             4            7            --             11           7
--------------------------------------------------------------------------------------------------------------------
  Total fixed maturities                            25,142        1,294          (437)        25,999         (33)
Common and preferred stocks                             30           --            (7)            23          --
--------------------------------------------------------------------------------------------------------------------
  Total                                            $25,172       $1,294         $(444)       $26,022        $(33)
====================================================================================================================



(1) Represents the amount of other-than-temporary impairment losses in Accumulated Other Comprehensive Income. Amount includes unrealized gains and losses on impaired securities subsequent to the initial impairment measurement date. These amounts are included in gross unrealized gains and losses as of the end of the period.

At both December 31, 2010 and 2009, fixed maturity securities comprised approximately 88% of the Company's total investments. Rating agency designations are based on the availability of ratings from Nationally Recognized Statistical Rating Organizations ("NRSROs"), including Moody's Investors Service ("Moody's"), Standard & Poor's Ratings Services ("S&P") and Fitch Ratings Ltd. ("Fitch"). The Company uses the median of available ratings from Moody's, S&P and Fitch, or if fewer than three ratings are available, the lower rating is used. When ratings from Moody's, S&P and Fitch are unavailable, the Company may utilize ratings from other NRSROs or rate the securities internally. At December 31, 2010 and 2009, approximately $1.2 billion and $1.1 billion, respectively, of securities were internally rated by Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) using criteria similar to those used by NRSROs.

A summary of fixed maturity securities by rating was as follows:

                                                    DECEMBER 31, 2010                         DECEMBER 31, 2009
                                        ----------------------------------------------------------------------------------
                                                                     PERCENT OF                                PERCENT OF
RATINGS (IN MILLIONS, EXCEPT              AMORTIZED       FAIR       TOTAL FAIR     AMORTIZED       FAIR       TOTAL FAIR
PERCENTAGES)                                COST          VALUE         VALUE         COST          VALUE         VALUE
--------------------------------------------------------------------------------------------------------------------------
AAA                                        $ 8,067       $ 8,647          33%        $ 9,194       $ 9,520          37%
AA                                           1,360         1,426           5           1,081         1,084           4
A                                            4,025         4,259          16           4,182         4,326          17
BBB                                          9,831        10,721          41           9,276         9,826          38
Below investment grade                       1,535         1,389           5           1,409         1,243           4
--------------------------------------------------------------------------------------------------------------------------
  Total fixed maturities                   $24,818       $26,442         100%        $25,142       $25,999         100%
==========================================================================================================================


RiverSource Life Insurance Company
--------------------------------------------------------------------------------

At December 31, 2010 and 2009, approximately 29% and 33%, respectively, of the securities rated AAA were GNMA, FNMA and FHLMC mortgage backed securities. No holdings of any other issuer were greater than 10% of total equity.

The following tables provide information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position:


                                                                DECEMBER 31, 2010
(IN MILLIONS, EXCEPT    ------------------------------------------------------------------------------------------------
NUMBER OF SECURITIES)              LESS THAN 12 MONTHS                        12 MONTHS OR MORE                 TOTAL
------------------------------------------------------------------------------------------------------------------------
DESCRIPTION OF            NUMBER OF       FAIR       UNREALIZED     NUMBER OF       FAIR       UNREALIZED     NUMBER OF
SECURITIES               SECURITIES       VALUE        LOSSES      SECURITIES       VALUE        LOSSES      SECURITIES
------------------------------------------------------------------------------------------------------------------------
Corporate debt
  securities                 107         $1,785         $(44)          13           $153          $ (12)         120
Residential mortgage
  backed securities           71            310           (7)          45            282           (132)         116
Commercial mortgage
  backed securities           10            238           (4)          --             --             --           10
Asset backed
  securities                  10            186           (6)          15             69            (12)          25
State and municipal
  obligations                 20            256           (9)           2             87            (48)          22
U.S. government and
  agencies obligations         1             15           --           --             --             --            1
Common stocks                  2              1           --            1             --             --            3
------------------------------------------------------------------------------------------------------------------------
  Total                      221         $2,791         $(70)          76           $591          $(204)         297
========================================================================================================================

                             DECEMBER 31, 2010
(IN MILLIONS, EXCEPT    --------------------------
NUMBER OF SECURITIES)              TOTAL
--------------------------------------------------
DESCRIPTION OF              FAIR       UNREALIZED
SECURITIES                  VALUE        LOSSES
--------------------------------------------------
Corporate debt
  securities               $1,938         $ (56)
Residential mortgage
  backed securities           592          (139)
Commercial mortgage
  backed securities           238            (4)
Asset backed
  securities                  255           (18)
State and municipal
  obligations                 343           (57)
U.S. government and
  agencies obligations         15            --
Common stocks                   1            --
--------------------------------------------------
  Total                    $3,382         $(274)
==================================================






                                                                DECEMBER 31, 2009
(IN MILLIONS, EXCEPT    ------------------------------------------------------------------------------------------------
NUMBER OF SECURITIES)              LESS THAN 12 MONTHS                        12 MONTHS OR MORE                 TOTAL
------------------------------------------------------------------------------------------------------------------------
DESCRIPTION OF            NUMBER OF       FAIR       UNREALIZED     NUMBER OF       FAIR       UNREALIZED     NUMBER OF
SECURITIES               SECURITIES       VALUE        LOSSES      SECURITIES       VALUE        LOSSES      SECURITIES
------------------------------------------------------------------------------------------------------------------------
Corporate debt
  securities                  92         $1,088         $(18)           85         $1,313         $ (88)         177
Residential mortgage
  backed securities           34          1,184          (34)           53            363          (204)          87
Commercial mortgage
  backed securities           24            353           (4)           18            297           (12)          42
Asset backed
  securities                   6             70           (1)           16             87           (28)          22
State and municipal
  obligations                 13            232           (9)            2             99           (37)          15
U.S. government and
  agencies obligations         2             89           (1)           --             --            --            2
Foreign government
  bonds and
  obligations                 --             --           --             1              4            (1)           1
Common and preferred
  stocks                      --             --           --             2             23            (7)           2
------------------------------------------------------------------------------------------------------------------------
  Total                      171         $3,016         $(67)          177         $2,186         $(377)         348
========================================================================================================================

                             DECEMBER 31, 2009
(IN MILLIONS, EXCEPT    --------------------------
NUMBER OF SECURITIES)              TOTAL
--------------------------------------------------
DESCRIPTION OF              FAIR       UNREALIZED
SECURITIES                  VALUE        LOSSES
--------------------------------------------------
Corporate debt
  securities               $2,401         $(106)
Residential mortgage
  backed securities         1,547          (238)
Commercial mortgage
  backed securities           650           (16)
Asset backed
  securities                  157           (29)
State and municipal
  obligations                 331           (46)
U.S. government and
  agencies obligations         89            (1)
Foreign government
  bonds and
  obligations                   4            (1)
Common and preferred
  stocks                       23            (7)
--------------------------------------------------
  Total                    $5,202         $(444)
==================================================



As part of the Company's ongoing monitoring process, management determined that a majority of the gross unrealized losses on its Available-for-Sale securities at December 31, 2010 are attributable to credit spreads. The primary driver of lower unrealized losses at December 31, 2010 was the decline of interest rates during the period.

The following table presents a rollforward of the cumulative amounts recognized in the Consolidated Statements of Income for other-than-temporary impairments related to credit losses on securities for which a portion of the securities' total other-than-temporary impairments was recognized in other comprehensive income:

                                                                        YEARS ENDED DECEMBER 31,
                                                                       --------------------------
(IN MILLIONS)                                                              2010          2009
-------------------------------------------------------------------------------------------------
Beginning balance of credit losses on securities held for which a portion of other-than-temporary impairment was recognized in other
  comprehensive income                                                     $ 82          $102
Additional amount related to credit losses for which an other-than-
  temporary impairment was not previously recognized                         14             7
Reductions for securities sold during the period (realized)                  --           (58)
Additional increases to the amount related to credit losses for which
  an other-than-temporary impairment was previously recognized               12            31
-------------------------------------------------------------------------------------------------
Ending balance of credit losses on securities held as of December 31 for which a portion of other-than-temporary impairment was
  recognized in other comprehensive income                                 $108          $ 82
=================================================================================================



The change in net unrealized securities gains (losses) in other comprehensive income includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in the market value of securities that were held during the period; (ii) (gains) losses that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities and due to the reclassification of noncredit other-than-temporary impairment losses to credit

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

losses and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC, benefit reserves and reinsurance recoverables, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents a rollforward of the net unrealized securities (losses) gains on Available-for-Sale securities included in accumulated other comprehensive income (loss):

                                                                                         ACCUMULATED
                                                                                            OTHER
                                                                                         COMPREHEN-
                                                                                         SIVE INCOME
                                                                                           (LOSS)
                                                                                         RELATED TO
                                                                 NET                         NET
                                                             UNREALIZED                  UNREALIZED
                                                             SECURITIES                  SECURITIES
                                                              (LOSSES)      DEFERRED      (LOSSES)
(IN MILLIONS)                                                   GAINS      INCOME TAX       GAINS
----------------------------------------------------------------------------------------------------
Balance at January 1, 2008                                     $  (179)       $  63        $  (116)
  Net unrealized securities losses arising during the
  period                                                        (1,598)         559         (1,039)
  Reclassification of losses included in net income                431         (151)           280
  Impact on DAC, DSIC and benefit reserves                         303         (106)           197
----------------------------------------------------------------------------------------------------
Balance at December 31, 2008                                    (1,043)         365           (678)
  Cumulative effect of accounting change                           (58)          20            (38)(1)
  Net unrealized securities gains arising during the
  period(3)                                                      2,378         (832)         1,546
  Reclassification of gains included in net income                 (73)          26            (47)
  Impact on DAC, DSIC, benefit reserves and reinsurance
  recoverables                                                    (566)         199           (367)
----------------------------------------------------------------------------------------------------
Balance at December 31, 2009                                       638         (222)           416(2)
  Net unrealized securities gains arising during the
  period(3)                                                        794         (278)           516
  Reclassification of gains included in net income                 (20)           7            (13)
  Impact on DAC, DSIC, benefit reserves and reinsurance
  recoverables                                                    (328)         114           (214)
----------------------------------------------------------------------------------------------------
Balance at December 31, 2010                                   $ 1,084        $(379)       $   705(2)
====================================================================================================



(1) Amount represents the cumulative effect of adopting a new accounting standard on January 1, 2009. See Note 3 for additional information on the adoption impact.
(2) At December 31, 2010 and 2009, Accumulated Other Comprehensive Income Related to Net Unrealized Securities Gains included $(12) million and $(16) million, respectively, of noncredit related impairments on securities and net unrealized securities losses on previously impaired securities.
(3) In 2010 and 2009, net unrealized securities gains arising during the period include other-than-temporary impairment losses on Available-for-Sale securities related to factors other than credit that were recognized in other comprehensive income during the period.

Net realized gains and losses on Available-for-Sale securities, determined using the specific identification method, recognized in net realized investment gains (losses) were as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Gross realized investment gains from sales                         $ 51          $185          $  13
Gross realized investment losses from sales                          (4)          (50)            (6)
Other-than-temporary impairments                                    (28)          (62)          (440)


The other-than-temporary impairments for the year ended December 31, 2010 primarily related to credit losses on non-agency residential mortgage backed securities as well as corporate debt securities in the gaming industry. The other-than-temporary impairments for the year ended December 31, 2009 related to credit losses on non-agency residential mortgage backed securities and corporate debt securities in the gaming industry and banking and finance industries. The other-than-temporary impairments for the year ended December 31, 2008 related to losses on non-agency residential mortgage backed securities, corporate debt securities primarily in the financial services industry and asset backed and other securities.

Available-for-Sale securities by contractual maturity at December 31, 2010 were as follows:

                                                                         AMORTIZED
(IN MILLIONS)                                                              COST       FAIR VALUE
-------------------------------------------------------------------------------------------------
Due within one year                                                       $ 1,047       $ 1,066
Due after one year through five years                                       5,359         5,671
Due after five years through 10 years                                       5,615         6,106
Due after 10 years                                                          3,726         4,050
-------------------------------------------------------------------------------------------------
                                                                           15,747        16,893
-------------------------------------------------------------------------------------------------
Residential mortgage backed securities                                      4,364         4,533
Commercial mortgage backed securities                                       3,817         4,095
Asset backed securities                                                       883           908
Other structured investments                                                    7            13
Common stocks                                                                   1             2
-------------------------------------------------------------------------------------------------
  Total                                                                   $24,819       $26,444
=================================================================================================


RiverSource Life Insurance Company
--------------------------------------------------------------------------------

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities, commercial mortgage backed securities, asset backed securities and other structured investments are not due at a single maturity date. As such, these securities, as well as common and preferred stocks, were not included in the maturities distribution.

At both December 31, 2010 and 2009, bonds carried at $7 million were on deposit with various states as required by law.

Trading Securities
Net recognized gains (losses) related to trading securities held at December 31, 2010, 2009 and 2008 were nil, nil and $9 million, respectively.

Sources of Investment Income and Net Realized Investment Gains (Losses) Net investment income is summarized as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Income on fixed maturities                                        $1,482        $1,371        $1,043
Income on commercial mortgage loans                                  152           160           173
Trading securities and other investments                              40            35            55
-------------------------------------------------------------------------------------------------------
                                                                   1,674         1,566         1,271
Less: investment expenses                                            (45)          (40)          (19)
-------------------------------------------------------------------------------------------------------
  Total                                                           $1,629        $1,526        $1,252
=======================================================================================================



Net realized investment gains (losses) are summarized as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Fixed maturities                                                    $19          $ 73          $(433)
Commercial mortgage loans                                            (6)          (13)            (1)
Trading securities and other investments                              3            (1)            (8)
-------------------------------------------------------------------------------------------------------
  Total                                                             $16          $ 59          $(442)
=======================================================================================================



6. FINANCING RECEIVABLES

The Company's financing receivables include commercial mortgage loans, syndicated loans and policy loans. The Company does not hold any loans acquired with deteriorated credit quality. See Note 2 for information regarding the Company's accounting policies related to loans and the allowance for loan losses.

ALLOWANCE FOR LOAN LOSSES

The following table presents a rollforward of the allowance for loan losses for the year ended December 31, 2010 and the ending balance of the allowance for loan losses as of December 31, 2010 by impairment method and type of loan:

                                                                COMMERCIAL
                                                                 MORTGAGE     SYNDICATED
(IN MILLIONS)                                                      LOANS         LOANS         TOTAL
-------------------------------------------------------------------------------------------------------
Beginning balance                                                   $30           $12           $42
  Charge-offs                                                        (1)           (2)           (3)
  Provisions                                                          7            (5)            2
-------------------------------------------------------------------------------------------------------
Ending balance                                                      $36           $ 5           $41
=======================================================================================================
Ending balance: Individually evaluated for impairment               $ 8           $--           $ 8
Ending balance: Collectively evaluated for impairment                28             5            33


The recorded investment in financing receivables as of December 31, 2010 by impairment method and type of loan was as follows:

                                                                COMMERCIAL
                                                                 MORTGAGE     SYNDICATED
(IN MILLIONS)                                                      LOANS         LOANS         TOTAL
-------------------------------------------------------------------------------------------------------
Ending balance: Individually evaluated for impairment             $   75         $ --         $   75
Ending balance: Collectively evaluated for impairment              2,431          205          2,636
-------------------------------------------------------------------------------------------------------
Ending balance                                                    $2,506         $205         $2,711
=======================================================================================================



As of December 31, 2010, the Company's recorded investment in financing receivables individually evaluated for impairment for which there was no related allowance for loan losses was $19 million.

During the year ended December 31, 2010, the Company purchased $59 million and sold $2 million of syndicated loans.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

CREDIT QUALITY INFORMATION

Nonperforming loans, which are generally loans 90 days or more past due, were $8 million as of December 31, 2010. All other loans were considered to be performing.

Commercial Mortgage Loans
The Company reviews the credit worthiness of the borrower and the performance of the underlying properties in order to determine the risk of loss on commercial mortgage loans. Based on this review, the commercial mortgage loans are assigned an internal risk rating, which management updates as necessary. Commercial mortgage loans which management has assigned its highest risk rating were 3% of commercial mortgage loans as of December 31, 2010. Loans with the highest risk rating represent distressed loans which the Company has identified as impaired or expects to become delinquent or enter into foreclosure in the next six months. In addition, the Company reviews the concentrations of credit risk by region and property type.

Concentrations of credit risk of commercial mortgage loans by U.S. region as of December 31, 2010 were as follows:

                                                                              PERCENT OF      FUNDING
(IN MILLIONS, EXCEPT PERCENTAGES)                                  LOANS         LOANS      COMMITMENTS
-------------------------------------------------------------------------------------------------------
South Atlantic                                                    $  590           24%          $ 4
Pacific                                                              530           21            15
Mountain                                                             286           11            --
West North Central                                                   251           10            --
East North Central                                                   240           10            --
Middle Atlantic                                                      212            8            --
West South Central                                                   183            7            --
New England                                                          148            6             2
East South Central                                                    66            3            --
                                                               ------------  ------------  ------------
                                                                   2,506          100%           21
                                                                             ------------
Less: allowance for loan losses                                      (36)                        --
                                                               ------------                ------------
  Total                                                           $2,470                        $21
=======================================================================================================



Concentrations of credit risk of commercial mortgage loans by property type as of December 31, 2010 were as follows:

                                                                              PERCENT OF      FUNDING
(IN MILLIONS, EXCEPT PERCENTAGES)                                  LOANS         LOANS      COMMITMENTS
-------------------------------------------------------------------------------------------------------
Retail                                                            $  820           33%          $10
Office                                                               717           29            --
Industrial                                                           456           18             6
Apartments                                                           326           13            --
Hotel                                                                 57            2            --
Mixed Use                                                             43            2            --
Other                                                                 87            3             5
                                                               ------------  ------------  ------------
                                                                   2,506          100%           21
                                                                             ------------
Less: allowance for loan losses                                      (36)                        --
                                                               ------------                ------------
  Total                                                           $2,470                        $21
=======================================================================================================



Syndicated Loans
The primary credit indicator for syndicated loans is whether the loans are performing in accordance with the contractual terms of the syndication. Total nonperforming syndicated loans as of December 31, 2010 were $1 million.

7. DEFERRED ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

During the third quarter of 2010, 2009 and 2008, management reviewed and updated the DAC and DSIC valuation assumptions for the Company's products. As part of its third quarter 2010 process, management extended the projection periods used for its annuity products and revised client asset value growth rates assumed for variable annuity and variable universal life contracts. During the third quarter of 2008, the Company converted to a new industry standard valuation system that provided enhanced modeling capabilities.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

The total pretax impacts on the Company's assets and liabilities attributable to the review of valuation assumptions during the third quarter of 2010, 2009 and 2008 and the valuation system conversion during the third quarter of 2008 were as follows:

                                                                                           FUTURE
BALANCE SHEET IMPACT             REINSURANCE                                  OTHER        POLICY         OTHER
DEBIT (CREDIT) (IN MILLIONS)    RECOVERABLES       DAC          DSIC         ASSETS       BENEFITS     LIABILITIES      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
2010 period                         $(21)         $323           $52           $--          $(266)         $--          $ 88
2009 period                          (65)          119             9            --             71           --           134
2008 period                           92           (81)           (6)            1             95            5           106


The total pretax impacts on the Company's revenues and expenses attributable to the review of the valuation assumptions for the years ended December 31, 2010, 2009 and 2008 and the valuation system conversion during the third quarter of 2008 were as follows:

                                                                      BENEFITS,                     OTHER
                                                                       CLAIMS,                    INSURANCE
                                                       POLICY AND    LOSSES AND                      AND
PRETAX                                                  CONTRACT     SETTLEMENT   AMORTIZATION    OPERATING
BENEFIT (CHARGE) (IN MILLIONS)            PREMIUMS       CHARGES      EXPENSES       OF DAC       EXPENSES        TOTAL
--------------------------------------------------------------------------------------------------------------------------
2010 period                                  $--          $(21)         $(214)        $323           $--          $ 88
2009 period                                   --           (65)            80          119            --           134
2008 period                                    2            95             89          (81)            1           106


The balances of and changes in DAC were as follows:

(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Balance at January 1                                              $4,285        $4,324        $4,334
Cumulative effect of accounting change                                --            --            36
Capitalization of acquisition costs                                  459           558           587
Amortization, excluding the impact of valuation assumptions
review and valuation system conversion                              (376)         (264)         (780)
Amortization, impact of valuation assumptions review and
valuation system conversion                                          323           119           (81)
Impact of change in net unrealized securities (gains) losses        (113)         (452)          228
-------------------------------------------------------------------------------------------------------
Balance at December 31                                            $4,578        $4,285        $4,324
=======================================================================================================



The balances of and changes in DSIC were as follows:

(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Balance at January 1                                               $524          $518          $ 511
Cumulative effect of accounting change                               --            --              9
Capitalization of sales inducement costs                             35            82             87
Amortization, excluding the impact of valuation assumptions
review and valuation system conversion                              (49)          (19)          (115)
Amortization, impact of valuation assumptions review and
valuation system conversion                                          52             9             (6)
Impact of change in net unrealized securities (gains) losses        (17)          (66)            32
-------------------------------------------------------------------------------------------------------
Balance at December 31                                             $545          $524          $ 518
=======================================================================================================



As described in Note 3, the Company adopted a new accounting standard on the recognition and presentation of other-than-temporary impairments in the first quarter of 2009. The adoption had no net impact to DAC and DSIC.

Effective January 1, 2008, the Company adopted a new accounting standard on fair value measurements and recorded as a cumulative change in accounting principle a pretax increase of $36 million and $9 million to DAC and DSIC, respectively. See
Note 3 for additional information regarding the Company's adoption of fair value accounting standards.

8. REINSURANCE

Generally, the Company currently reinsures 90% of the death benefit liability related to almost all individual fixed and variable universal life and term life insurance products. As a result, the Company typically retains and is at risk for, at most, 10% of each policy's death benefit from the first dollar of coverage for new sales of these policies, subject to the reinsurers fulfilling their obligations. The Company began reinsuring risks at this level during 2001 (2002 for RiverSource Life of NY) for term life insurance and 2002 (2003 for RiverSource Life of NY) for individual fixed and variable universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. Generally, the maximum amount of life insurance risk retained by the Company is $1.5 million on a single life and $1.5 million on any flexible premium survivorship life policy. Risk on fixed and variable universal life policies is reinsured on a yearly renewable term basis. Risk on most term life policies starting in 2001 (2002 for RiverSource Life of NY) is reinsured on a coinsurance basis, a type of reinsurance in which the reinsurer participates proportionally in all material risks and premiums associated with a policy.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

For existing LTC policies, the Company retained 50% of the risk and ceded the remaining 50% of the risk on a coinsurance basis to subsidiaries of Genworth Financial, Inc. ("Genworth"). For RiverSource Life of NY, this reinsurance arrangement applies for 1996 and later issues only.

Generally, the Company retains at most $5,000 per month of risk per life on DI policies sold on policy forms introduced in most states in October 2007 (August 2010 for RiverSource Life of NY) and reinsures the remainder of the risk on a coinsurance basis with unaffiliated reinsurance companies. The Company retains all risk for new claims on DI contracts sold on other policy forms. The Company also retains all risk on accidental death benefit claims and substantially all risk associated with waiver of premium provisions.

The Company also has life insurance and fixed annuity risk previously assumed under reinsurance arrangements with unaffiliated insurance companies.

At December 31, 2010 and 2009, traditional life and universal life insurance in force aggregated $192.0 billion and $192.8 billion, respectively, of which $134.0 billion and $131.2 billion were reinsured at the respective year ends. Life insurance in force is reported on a statutory basis.

The effect of reinsurance on premiums was as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Direct premiums                                                    $ 681         $ 659         $ 641
Reinsurance ceded                                                   (192)         (209)         (203)
-------------------------------------------------------------------------------------------------------
Net premiums                                                       $ 489         $ 450         $ 438
=======================================================================================================



Policy and contract charges are presented on the Consolidated Statements of Income net of $67 million, $62 million and $61 million of reinsurance ceded for the years ended December 31, 2010, 2009 and 2008, respectively.

Reinsurance recovered from reinsurers was $166 million, $167 million and $142 million for the years ended December 31, 2010, 2009 and 2008, respectively. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

Reinsurance recoverables include approximately $1.4 billion and $1.3 billion related to LTC risk ceded to Genworth as of December 31, 2010 and 2009, respectively. Included in future policy benefits is $657 million and $667 million related to assumed reinsurance arrangements as of December 31, 2010 and 2009, respectively.

9. FUTURE POLICY BENEFITS, POLICY CLAIMS AND OTHER POLICYHOLDERS' FUNDS AND SEPARATE ACCOUNT LIABILITIES

Future policy benefits and policy claims and other policyholders' funds consisted of the following:

                                                                              DECEMBER 31,
                                                                       --------------------------
(IN MILLIONS)                                                              2010          2009
-------------------------------------------------------------------------------------------------
Fixed annuities                                                           $16,520       $16,558
Equity indexed annuities accumulated host values                              100           159
Equity indexed annuities embedded derivatives                                   3             9
Variable annuity fixed sub-accounts                                         4,868         6,127
Variable annuity GMWB                                                         337           204
Variable annuity GMAB                                                         104           100
Other variable annuity guarantees                                              13            12
-------------------------------------------------------------------------------------------------
  Total annuities                                                          21,945        23,169
VUL/UL insurance                                                            2,588         2,526
VUL/UL insurance additional liabilities                                       143            69
Other life, DI and LTC insurance                                            5,004         4,619
-------------------------------------------------------------------------------------------------
  Total future policy benefits                                             29,680        30,383
Policy claims and other policyholders' funds                                  134           123
-------------------------------------------------------------------------------------------------
  Total future policy benefits and policy claims and other
  policyholders' funds                                                    $29,814       $30,506
=================================================================================================



Separate account liabilities consisted of the following:

                                                                              DECEMBER 31,
                                                                       --------------------------
(IN MILLIONS)                                                              2010          2009
-------------------------------------------------------------------------------------------------
Variable annuity variable sub-accounts                                    $57,862       $48,982
VUL insurance variable sub-accounts                                         5,887         5,239
Other insurance variable sub-accounts                                          46            46
-------------------------------------------------------------------------------------------------
  Total                                                                   $63,795       $54,267
=================================================================================================


RiverSource Life Insurance Company
--------------------------------------------------------------------------------

Fixed Annuities
Fixed annuities include both deferred and payout contracts. Deferred contracts offer a guaranteed minimum rate of interest and security of the principal invested. Payout contracts guarantee a fixed income payment for life or the term of the contract. The Company generally invests the proceeds from the annuity payments in fixed rate securities. The Company may hedge the interest rate risks related to fixed annuities with derivative instruments. As of December 31, 2010 and 2009, there were no outstanding derivatives to hedge these risks.

Equity Indexed Annuities
The Index 500 Annuity, the Company's EIA product, is a single premium deferred fixed annuity. The contract is issued with an initial term of seven years and interest earnings are linked to the S&P 500 Index. This annuity has a minimum interest rate guarantee of 3% on 90% of the initial premium, adjusted for any surrenders. The Company generally invests the proceeds from the annuity deposits in fixed rate securities and hedges the equity risk with derivative instruments. See Note 16 for additional information regarding the Company's derivative instruments. In 2007, the Company discontinued new sales of EIAs.

Variable Annuities
Purchasers of variable annuities can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for variable annuity contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders.

Most of the variable annuity contracts issued by the Company contain one or more guaranteed benefits, including GMWB, GMAB, GMDB and GGU provisions. The Company previously offered contracts with GMIB provisions. See Note 2 and Note 10 for additional information regarding the Company's variable annuity guarantees. The Company does not currently hedge its risk under the GMDB, GGU and GMIB provisions. See Note 16 for additional information regarding derivative instruments used to hedge risks related to GMWB and GMAB provisions.

Insurance Liabilities
VUL/UL is the largest group of insurance policies written by the Company. Purchasers of VUL can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for VUL contracts are held in separate accounts where the assets are held for the exclusive benefit of those policyholders. The Company also offers term and whole life insurance as well as disability products. The Company no longer offers LTC products but has in force policies from prior years. Insurance liabilities include accumulation values, unpaid reported claims, incurred but not reported claims and obligations for anticipated future claims.

Portions of the Company's fixed and variable universal life contracts have product features that result in profits followed by losses from the insurance component of the contract. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

10. VARIABLE ANNUITY AND INSURANCE GUARANTEES

The majority of the variable annuity contracts offered by the Company contain GMDB provisions. The Company also offers variable annuities with GGU, GMWB and GMAB provisions. The Company previously offered contracts containing GMIB provisions. See Note 2 and Note 9 for additional information regarding the Company's variable annuity guarantees.

The GMDB provisions provide a specified minimum return upon death of the contractholder. The death benefit payable is the greater of (i) the contract value less any purchase payment credits subject to recapture and less a pro-rata portion of any rider fees, or (ii) the GMDB provisions specified in the contract. The Company has three primary GMDB provisions:

- Return of premium -- provides purchase payments minus adjusted partial surrenders.

- Reset -- provides that the value resets to the account value every sixth contract anniversary minus adjusted partial surrenders. This provision is often provided in combination with the return of premium provision. This provision is no longer offered.

- Ratchet -- provides that the value ratchets up to the maximum account value at specified anniversary intervals, plus subsequent purchase payments less adjusted partial surrenders.

The variable annuity contracts with GMWB riders typically have account values that are based on an underlying portfolio of mutual funds, the values of which fluctuate based on fund performance. At issue, the guaranteed amount is equal to the amount deposited but the guarantee may be increased annually to the account value (a "step-up") in the case of favorable market performance.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

The Company has GMWB riders in force, which contain one or more of the following provisions:

- Withdrawals at a specified rate per year until the amount withdrawn is equal to the guaranteed amount.

- Withdrawals at a specified rate per year for the life of the contractholder ("GMWB for life").

- Withdrawals at a specified rate per year for joint contractholders while either is alive.

- Withdrawals based on performance of the contract.

- Withdrawals based on the age withdrawals begin.

- Once withdrawals begin, the contractholder's funds are moved to one of the three least aggressive asset allocation models (of the five that are available prior to withdrawal).

- Credits are applied annually for a specified number of years to increase the guaranteed amount as long as withdrawals have not been taken.

Variable annuity contractholders age 79 or younger at contract issue can also obtain a principal-back guarantee by purchasing the optional GMAB rider for an additional charge. The GMAB rider guarantees that, regardless of market performance at the end of the 10-year waiting period, the contract value will be no less than the original investment or 80% of the highest anniversary value, adjusted for withdrawals. If the contract value is less than the guarantee at the end of the 10 year period, a lump sum will be added to the contract value to make the contract value equal to the guarantee value.

Certain UL contracts offered by the Company provide secondary guarantee benefits. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

The following table provides information related to variable annuity guarantees for which the Company has established additional liabilities:

                                                        DECEMBER 31, 2010                            DECEMBER 31, 2009
                                    ---------------------------------------------------------------------------------------
                                                     CONTRACT                                                    CONTRACT
VARIABLE ANNUITY GUARANTEES BY          TOTAL        VALUE IN                      WEIGHTED         TOTAL        VALUE IN
BENEFIT TYPE(1)                       CONTRACT       SEPARATE      NET AMOUNT       AVERAGE       CONTRACT       SEPARATE
(IN MILLIONS, EXCEPT AGE)               VALUE        ACCOUNTS      AT RISK(2)    ATTAINED AGE       VALUE        ACCOUNTS
---------------------------------------------------------------------------------------------------------------------------
GMDB:
  Return of premium                    $37,714        $36,028         $173            62           $30,938        $28,415
  Five/six-year reset                   13,689         11,153          312            62            13,919         11,223
  One-year ratchet                       7,741          7,242          287            63             7,081          6,400
  Five-year ratchet                      1,466          1,414            8            60             1,256          1,171
  Other                                    680            649           61            67               549            516
---------------------------------------------------------------------------------------------------------------------------
    Total -- GMDB                      $61,290        $56,486         $841            62           $53,743        $47,725
===========================================================================================================================
GGU DEATH BENEFIT                      $   970        $   912         $ 79            64           $   853        $   775
GMIB                                   $   597        $   561         $ 76            64           $   628        $   582
GMWB:
  GMWB                                 $ 4,341        $ 4,317         $106            64           $ 4,196        $ 4,067
  GMWB for life                         20,374         20,259          129            63            14,988         14,333
---------------------------------------------------------------------------------------------------------------------------
    Total -- GMWB                      $24,715        $24,576         $235            63           $19,184        $18,400
===========================================================================================================================
GMAB                                   $ 3,540        $ 3,523         $ 22            56           $ 2,926        $ 2,853
                                         DECEMBER 31, 2009
                                    ---------------------------
                                                     WEIGHTED
VARIABLE ANNUITY GUARANTEES BY           NET          AVERAGE
BENEFIT TYPE(1)                        AMOUNT        ATTAINED
(IN MILLIONS, EXCEPT AGE)            AT RISK(2)         AGE
---------------------------------------------------------------
GMDB:
  Return of premium                    $  974           61
  Five/six-year reset                     929           61
  One-year ratchet                        873           63
  Five-year ratchet                        38           59
  Other                                    95           67
---------------------------------------------------------------
    Total -- GMDB                      $2,909           61
===============================================================
GGU DEATH BENEFIT                      $   70           63
GMIB                                   $  126           63
GMWB:
  GMWB                                 $  454           64
  GMWB for life                           795           63
---------------------------------------------------------------
    Total -- GMWB                      $1,249           63
===============================================================
GMAB                                   $  153           56


(1) Individual variable annuity contracts may have more than one guarantee and therefore may be included in more than one benefit type. Variable annuity contracts for which the death benefit equals the account value are not shown in this table.

(2) Represents the current guaranteed benefit amount in excess of the current contract value. GMIB, GMWB and GMAB benefits are subject to waiting periods and payment periods specified in the contract.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

Changes in additional liabilities were as follows:

(IN MILLIONS)                                    GMDB & GGU       GMIB          GMWB          GMAB           UL
--------------------------------------------------------------------------------------------------------------------
Liability balance at January 1, 2008                $ 24           $ 3         $   136        $  33          $ 4
Incurred claims                                       58            10           1,335          334            6
Paid claims                                          (27)           (1)             --           --           (3)
--------------------------------------------------------------------------------------------------------------------
Liability balance at December 31, 2008                55            12           1,471          367            7
Incurred claims                                       12            (5)         (1,267)        (267)           8
Paid claims                                          (61)           (1)             --           --           --
--------------------------------------------------------------------------------------------------------------------
Liability balance at December 31, 2009                 6             6             204          100           15
Incurred claims                                       17             3             133            4           59
Paid claims                                          (18)           (1)             --           --           (6)
--------------------------------------------------------------------------------------------------------------------
Liability balance at December 31, 2010              $  5           $ 8         $   337        $ 104          $68
====================================================================================================================



The liabilities for guaranteed benefits are supported by general account assets.

The following table summarizes the distribution of separate account balances by asset type for variable annuity contracts providing guaranteed benefits:

                                                                              DECEMBER 31,
                                                                       --------------------------
(IN MILLIONS)                                                              2010          2009
-------------------------------------------------------------------------------------------------
Mutual funds:
  Equity                                                                  $32,665       $29,379
  Bond                                                                     22,755        16,537
  Other                                                                     2,253         2,889
-------------------------------------------------------------------------------------------------
Total mutual funds                                                        $57,673       $48,805
=================================================================================================



No gains or losses were recognized on assets transferred to separate accounts for the years ended December 31, 2010, 2009 and 2008.

11. LINES OF CREDIT

RiverSource Life Insurance Company, as the borrower, had an outstanding balance of $3 million and $300 million as of December 31, 2010 and 2009, respectively, under a revolving credit agreement with Ameriprise Financial as the lender. The aggregate amount outstanding under the line of credit may not exceed $800 million at any time. The interest rate for any borrowing under the agreement was established by reference to LIBOR plus 28 basis points. In January 2011, an amendment to this agreement increased the interest rate to LIBOR plus 115 basis points. Amounts borrowed may be repaid at any time with no prepayment penalty. The outstanding balance at December 31, 2010 was paid in full with a payment in January 2011. The outstanding balance at December 31, 2009 was paid in full during the first quarter of 2010. RiverSource Life Insurance Company borrowed $200 million in January 2011 and an additional $100 million in February 2011 under this line of credit.

The Company has a revolving credit agreement with Ameriprise Financial aggregating $200 million. The interest rate for any borrowings is established by reference to LIBOR. There were no amounts outstanding on this line of credit at December 31, 2010 and 2009.

In September 2008, RiverSource Life Insurance Company, as the lender, entered into a revolving credit agreement with Ameriprise Financial as the borrower. This line of credit is not to exceed 3% of RiverSource Life Insurance Company's statutory admitted assets as of the prior year end. The interest rate for any borrowing was established by reference to LIBOR plus 28 basis points. In January 2011, an amendment to this agreement increased the interest rate to LIBOR plus 115 basis points. In the event of default, an additional 1% interest will accrue during such period of default. There were no amounts outstanding on this revolving credit agreement as of December 31, 2010 and 2009.

12. BORROWINGS UNDER REPURCHASE AGREEMENTS

During 2010, the Company entered into repurchase agreements in exchange for cash which it accounts for as secured borrowings. The Company has pledged Available-for-Sale securities consisting of agency residential mortgage backed securities to collateralize its obligation under the repurchase agreements. The fair value of the securities pledged is recorded in investments and was $412 million at December 31, 2010. The amount of the Company's liability as of December 31, 2010 was $397 million. The weighted average annualized interest rate on the repurchase agreements held as of December 31, 2010 was 0.3%.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

13. FAIR VALUES OF ASSETS AND LIABILITIES

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

VALUATION HIERARCHY
The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

DETERMINATION OF FAIR VALUE
The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

ASSETS

Cash Equivalents
Cash equivalents include highly liquid investments with original maturities of 90 days or less. Actively traded money market funds are measured at their net asset value ("NAV") and classified as Level 1. The Company's remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Available-for-Sale Securities
When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, broker quotes, or other model-based valuation techniques. Level 1 securities include U.S. Treasuries. Level 2 securities include municipal and corporate bonds, agency mortgage backed securities, commercial mortgage backed securities, asset backed securities and U.S. and foreign government and agency securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from nationally-recognized pricing services. Observable inputs used to value these securities can include: reported trades, benchmark yields, issuer spreads and broker/dealer quotes. Level 3 securities primarily include corporate bonds, non-agency residential mortgage backed securities and asset backed securities. The fair value of these Level 3 securities is typically based on a single broker quote, except for the valuation of non-agency residential mortgage backed securities. Effective March 31, 2010, the Company returned to using prices from nationally-recognized pricing services to determine the fair value of non-agency residential mortgage backed securities because the difference between these prices and the results of the Company's discounted cash flows was not significant. The Company continues to classify its non-agency residential mortgage backed securities as Level 3 because it believes the market for these securities is still inactive and their valuation includes significant unobservable inputs.

Separate Account Assets
The fair value of assets held by separate accounts is determined by the NAV of the funds in which those separate accounts are invested. The NAV represents the exit price for the separate account. Separate account assets are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information.

Other Assets
Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchanged-traded, are classified as Level 1 measurements. The fair value of derivatives that are traded in less active over-the-counter markets are generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

measurements are classified as Level 2 within the fair value hierarchy and include swaps and options. Derivatives that are valued using pricing models that have significant unobservable inputs are classified as Level 3 measurements. The Company settled these Level 3 derivatives in the second quarter of 2009 and has not entered into any additional derivative instruments that have significant unobservable inputs since then.

LIABILITIES

Future Policy Benefits
The Company values the embedded derivative liability attributable to the provisions of certain variable annuity riders using internal valuation models. These models calculate fair value by discounting expected cash flows from benefits plus margins for profit, risk and expenses less embedded derivative fees. The projected cash flows used by these models include observable capital market assumptions (such as, market implied equity volatility and the LIBOR swap curve) and incorporate significant unobservable inputs related to contractholder behavior assumptions (such as withdrawals and lapse rates) and margins for risk, profit and expenses that the Company believes an exit market participant would expect. The fair value of these embedded derivatives also reflects a current estimate of the Company's nonperformance risk specific to these liabilities. Given the significant unobservable inputs to this valuation, these measurements are classified as Level 3. The embedded derivative liability attributable to these provisions is recorded in future policy benefits. The Company uses various Black-Scholes calculations to determine the fair value of the embedded derivative liability associated with the provisions of its EIAs. The inputs to these calculations are primarily market observable and include interest rates, volatilities and equity index levels. As a result, these measurements are classified as Level 2.

Other Liabilities
The fair value of derivatives that are traded in less active over-the-counter markets are generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps and options.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis:

                                                                          DECEMBER 31, 2010
                                                       ------------------------------------------------------
(IN MILLIONS)                                             LEVEL 1       LEVEL 2       LEVEL 3        TOTAL
-------------------------------------------------------------------------------------------------------------
Assets
  Available-for-Sale securities:
    Fixed maturities:
     Corporate debt securities                              $--         $14,637       $1,317        $15,954
     Residential mortgage backed securities                  --           1,915        2,618          4,533
     Commercial mortgage backed securities                   --           4,065           30          4,095
     Asset backed securities                                 --             681          227            908
     State and municipal obligations                         --             770           --            770
     U.S. government and agencies obligations                11              51           --             62
     Foreign government bonds and obligations                --             107           --            107
     Other structured investments                            --              --           13             13
-------------------------------------------------------------------------------------------------------------
    Total Available-for-Sale securities: Fixed
    maturities                                               11          22,226        4,205         26,442
  Common stocks                                               1               1           --              2
  Trading securities                                         --              26           --             26
  Cash equivalents                                           --              76           --             76
  Other assets:
    Interest rate derivatives                                --             366           --            366
    Equity derivatives                                       32             323           --            355
    Credit derivatives                                       --               4           --              4
-------------------------------------------------------------------------------------------------------------
  Total other assets                                         32             693           --            725
  Separate account assets                                    --          63,795           --         63,795
-------------------------------------------------------------------------------------------------------------
Total assets at fair value                                  $44         $86,817       $4,205        $91,066
=============================================================================================================

Liabilities
  Future policy benefits:
    EIA embedded derivatives                                $--         $     3       $   --        $     3
    GMWB and GMAB embedded derivatives                       --              --          421            421
-------------------------------------------------------------------------------------------------------------
  Total future policy benefits                               --               3          421            424
  Other liabilities:
    Interest rate derivatives                                --             379           --            379
    Equity derivatives                                       18             647           --            665
    Credit derivatives                                       --               1           --              1
-------------------------------------------------------------------------------------------------------------
  Total other liabilities                                    18           1,027           --          1,045
-------------------------------------------------------------------------------------------------------------
Total liabilities at fair value                             $18         $ 1,030       $  421        $ 1,469
=============================================================================================================


RiverSource Life Insurance Company
--------------------------------------------------------------------------------

                                                                          DECEMBER 31, 2009
                                                       ------------------------------------------------------
(IN MILLIONS)                                             LEVEL 1       LEVEL 2       LEVEL 3        TOTAL
-------------------------------------------------------------------------------------------------------------
Assets
  Available-for-Sale securities:
    Fixed maturities:
     Corporate debt securities                              $--         $13,755       $1,239        $14,994
     Residential mortgage backed securities                  --           2,424        2,772          5,196
     Commercial mortgage backed securities                   --           3,968           72          4,040
     Asset backed securities                                 --             665          215            880
     State and municipal obligations                         --             613           --            613
     U.S. government and agencies obligations                11             147           --            158
     Foreign government bonds and obligations                --             107           --            107
     Other structured investments                            --              --           11             11
-------------------------------------------------------------------------------------------------------------
    Total Available-for-Sale securities: Fixed
    maturities                                               11          21,679        4,309         25,999
  Common and preferred stocks                                --              23           --             23
  Trading securities                                         --              36           --             36
  Cash equivalents                                            2             801           --            803
  Other assets                                               --             615           --            615
  Separate account assets                                    --          54,267           --         54,267
-------------------------------------------------------------------------------------------------------------
Total assets at fair value                                  $13         $77,421       $4,309        $81,743
=============================================================================================================

Liabilities
  Future policy benefits                                    $--         $     9       $  299        $   308
  Other liabilities                                          --             757           --            757
-------------------------------------------------------------------------------------------------------------
Total liabilities at fair value                             $--         $   766       $  299        $ 1,065
=============================================================================================================



The following tables provide a summary of changes in Level 3 assets and liabilities measured at fair value on a recurring basis:

                                                              TOTAL GAINS          PURCHASES,
                                                              INCLUDED IN            SALES,
                                                      --------------------------    ISSUANCES
                                          BALANCE,                      OTHER          AND        TRANSFERS     BALANCE,
                                         JANUARY 1,        NET      COMPREHENSI-  SETTLEMENTS,   IN/(OUT) OF  DECEMBER 31,
(IN MILLIONS)                               2010         INCOME       VE INCOME        NET         LEVEL 3        2010
--------------------------------------------------------------------------------------------------------------------------
Available-for-Sale securities:
  Fixed maturities:
    Corporate debt securities              $1,239          $ 1          $ 30          $  22         $  25        $1,317
    Residential mortgage backed
    securities                              2,772           54           190           (398)           --         2,618
    Commercial mortgage backed
    securities                                 72            1            10             91          (144)           30
    Asset backed securities                   215            6            22             (3)          (13)          227
    Other structured investments               11            2            --             --            --            13
--------------------------------------------------------------------------------------------------------------------------
Total Available-for-Sale securities:
  Fixed maturities                          4,309           64(1)        252           (288)         (132)(3)     4,205
Future policy benefits:
  GMWB and GMAB embedded derivatives         (299)           4(2)         --           (126)           --          (421)


(1) Represents a $21 million loss included in net realized investment gains (losses) and an $85 million gain included in net investment income in the Consolidated Statements of Income.

(2) Included in benefits, claims, losses and settlement expenses in the Consolidated Statements of Income.

(3) Represents securities with a fair value of $157 million that were transferred to Level 2 as the fair value of the securities is now obtained from a nationally-recognized pricing service and securities with a fair value of $25 million that were transferred to Level 3 as the fair value of the securities is now based on broker quotes.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

                                                              TOTAL GAINS          PURCHASES,
                                                         (LOSSES) INCLUDED IN        SALES,
                                                      --------------------------    ISSUANCES
                                          BALANCE,                      OTHER          AND        TRANSFERS     BALANCE,
                                         JANUARY 1,        NET      COMPREHENSI-  SETTLEMENTS,   IN/(OUT) OF  DECEMBER 31,
(IN MILLIONS)                               2009         INCOME       VE INCOME        NET         LEVEL 3        2009
--------------------------------------------------------------------------------------------------------------------------
Available-for-Sale securities:
  Fixed maturities:
    Corporate debt securities              $ 1,086       $   --         $194         $   20         $(61)        $1,239
    Residential mortgage backed
    securities                                 520           65          156          2,031           --          2,772
    Commercial mortgage backed
    securities                                   3           --            8             61           --             72
    Asset backed securities                     95            7           10            112           (9)           215
    Other structured investments                 9            2           --             --           --             11
--------------------------------------------------------------------------------------------------------------------------
Total Available-for-Sale securities:
  Fixed maturities                           1,713           74(1)       368          2,224          (70)(3)      4,309

Other assets                                   200          (37)(2)       --           (163)          --             --
Future policy benefits:
  GMWB and GMAB embedded derivatives        (1,832)       1,611(2)        --            (78)          --           (299)


(1) Represents a $7 million loss included in net realized investment gains (losses) and an $81 million gain included in net investment income in the Consolidated Statements of Income.

(2) Included in benefits, claims, losses and settlement expenses in the Consolidated Statements of Income.

(3) Represents securities with a fair value of $79 million that were transferred to Level 2 as the fair value of the securities are now obtained from a nationally-recognized pricing service and a security with a fair value of $9 million that was transferred to Level 3 as the fair value of the security is now based on broker quotes.

The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the quarter in which each transfer occurred.

The following table presents the changes in unrealized gains (losses) included in net income related to Level 3 assets and liabilities held at December 31:

                                                          2010                                      2009
                                        ----------------------------------------------------------------------------------
                                                           NET        BENEFITS,                      NET        BENEFITS,
                                                        REALIZED       CLAIMS,                    REALIZED       CLAIMS,
                                             NET       INVESTMENT    LOSSES AND        NET       INVESTMENT    LOSSES AND
                                         INVESTMENT       GAINS      SETTLEMENT    INVESTMENT       GAINS      SETTLEMENT
(IN MILLIONS)                              INCOME       (LOSSES)      EXPENSES       INCOME       (LOSSES)      EXPENSES
--------------------------------------------------------------------------------------------------------------------------
Available-for-Sale securities:
  Fixed maturities:
    Residential mortgage backed
    securities                               $78          $(26)         $ --           $80          $(31)        $   --
    Asset backed securities                    5            --            --             1            --             --
--------------------------------------------------------------------------------------------------------------------------
Total Available-for-Sale securities:
  Fixed maturities                            83           (26)           --            81           (31)            --
Future policy benefits                        --            --           (15)           --            --          1,582


During the reporting periods, there were no material assets or liabilities measured at fair value on a nonrecurring basis.

The following table provides the carrying value and the estimated fair value of financial instruments that are not reported at fair value. All other financial instruments that are reported at fair value have been included above in the table with balances of assets and liabilities measured at fair value on a recurring basis.

                                                                            DECEMBER 31,
                                                       ------------------------------------------------------
                                                                  2010                        2009
-------------------------------------------------------------------------------------------------------------
                                                         CARRYING        FAIR        CARRYING        FAIR
(IN MILLIONS)                                              VALUE         VALUE         VALUE         VALUE
-------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
  Commercial mortgage loans, net                          $ 2,470       $ 2,558       $ 2,532       $ 2,519
  Policy loans                                                729           805           715           790
  Other investments                                           210           224           226           245
  Restricted cash                                              66            66           184           184

FINANCIAL LIABILITIES
  Future policy benefits                                  $15,328       $15,768       $15,540       $15,657
  Separate account liabilities                                395           395           406           406
  Line of credit with Ameriprise Financial                      3             3           300           300
  Borrowings under repurchase agreements                      397           397            --            --

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

Commercial Mortgage Loans, Net
The fair value of commercial mortgage loans, except those with significant credit deterioration, is determined by discounting contractual cash flows using discount rates that reflect current pricing for loans with similar remaining maturities and characteristics including loan-to-value ratio, occupancy rate, refinance risk, debt-service coverage, location, and property condition. For commercial mortgage loans with significant credit deterioration, fair value is determined using the same adjustments as above with an additional adjustment for the Company's estimate of the amount recoverable on the loan.

Policy Loans
The fair value of policy loans is determined using discounted cash flows.

Other Investments
Other investments primarily consist of syndicated loans and an investment in Federal Home Loan Bank of Des Moines ("FHLB"). The fair value of syndicated loans is obtained from a nationally-recognized pricing service. The carrying value of the investment in FHLB is considered a reasonable estimate of the fair value, as this represents the stated exit price for this investment.

Restricted Cash
Restricted cash is generally set aside for specific business transactions and restrictions are specific to the Company and do not transfer to third party market participants; therefore, the carrying amount is a reasonable estimate of fair value.

Future Policy Benefits
The fair value of fixed annuities, in deferral status, is determined by discounting cash flows using a risk neutral discount rate with adjustments for profit margin, expense margin, early policy surrender behavior, a provision for adverse deviation from estimated early policy surrender behavior and the Company's nonperformance risk specific to these liabilities. The fair value of other liabilities including non-life contingent fixed annuities in payout status, EIA host contracts and the fixed portion of a small number of variable annuity contracts classified as investment contracts is determined in a similar manner.

Separate Account Liabilities
Certain separate account liabilities are classified as investment contracts and are carried at an amount equal to the related separate account assets. Carrying value is a reasonable estimate of the fair value as it represents the exit value as evidenced by withdrawal transactions between contractholders and the Company. A nonperformance adjustment is not included as the related separate account assets act as collateral for these liabilities and minimize nonperformance risk.

Line of Credit with Ameriprise Financial
The fair value of the line of credit is determined by discounting cash flows with an adjustment for the Company's nonperformance risk specific to this liability; however, due to the short-term nature of the line of credit, the carrying value is used as an approximation of the fair value.

Borrowings under Repurchase Agreements
The fair value of borrowings under agreements to repurchase is determined by discounting cash flows. A nonperformance adjustment is not included as collateral requirements for these borrowings minimize the nonperformance risk.

14. RELATED PARTY TRANSACTIONS

Columbia Management Investment Advisers, LLC is the investment manager for the proprietary mutual funds used as investment options by the Company's variable annuity contractholders and variable life insurance policyholders. The Company provides all fund management services, other than investment management, and is compensated for the administrative services it provides. For the years ended December 31, 2010, 2009 and 2008, the Company received $136 million, $87 million and $101 million, respectively, from Columbia Management Investment Advisers, LLC for these services.

The Company participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Employer contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Company's share of the total net periodic pension cost was $1 million in 2010, $2 million in 2009 and $1 million in 2008.

The Company participates in the Ameriprise Financial 2005 Incentive Compensation Plan. Employees, directors and independent contractors are eligible to receive incentive awards including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The expense for incentive awards was $1 million in 2010 and $3 million in both 2009 and 2008.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

The Company also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. The Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations were $1 million, $2 million and nil in 2010, 2009 and 2008, respectively.

The Company participates in the defined benefit health care plans of Ameriprise Financial that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of Ameriprise Financial. Ameriprise Financial expenses these benefits and allocates the expenses to its subsidiaries. The cost of these plans charged to operations was nil in both 2010 and 2009 and $1 million in 2008.

Charges by Ameriprise Financial and affiliated companies to the Company for use of joint facilities, technology support, marketing services and other services aggregated $527 million, $580 million and $673 million for 2010, 2009 and 2008, respectively. Certain of these costs are included in DAC. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Dividends paid were as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Cash dividends paid to Ameriprise Financial                        $500           $--          $775
Cash dividends paid to RiverSource Life Insurance Company
from RiverSource Life of NY                                          28            --            77
Cash dividend paid to RiverSource Life Insurance Company from
RTA                                                                  63            22            --
Non-cash dividend paid to Ameriprise Financial from RTA              --            --           118


Notifications to state insurance regulators were made in advance of payments of dividends for amounts in excess of statutorily defined thresholds. See Note 15 for additional information.

During 2010, the Company received a non-cash capital contribution of $14 million comprised of affordable housing partnership investments from Ameriprise Financial.

During 2009, RiverSource Life Insurance Company received a non-cash capital contribution of $131 million comprised of two buildings and the related land from Ameriprise Financial. As part of the transaction, RiverSource Life Insurance Company entered into an agreement to lease the buildings to Ameriprise Financial. In addition, RiverSource Life Insurance Company received a non-cash capital contribution of $200 million consisting of a reduction of the outstanding balance due to Ameriprise Financial under a line of credit. See Note 11 for more information on the Company's lines of credit.

During 2008, the Company received a non-cash capital contribution of $83 million comprised of below investment grade syndicated bank loans from Ameriprise Financial. In addition, RiverSource Life Insurance Company received a $239 million contribution from Ameriprise Financial, consisting of all the issued and outstanding shares of RTA.

There were no amounts included in other liabilities at December 31, 2010 and 2009 payable to Ameriprise Financial for federal income taxes.

During 2009, the Company sold corporate bonds of $27 million to Ameriprise Financial and recognized a gain of $9 million.

15. STATUTORY CAPITAL AND SURPLUS

State insurance statutes contain limitations as to the amount of dividends or distributions that insurers may make without providing prior notification to state regulators. For RiverSource Life Insurance Company, dividends or distributions in excess of unassigned surplus, as determined in accordance with accounting practices prescribed by the State of Minnesota, require advance notice to the Minnesota Department of Commerce, RiverSource Life Insurance Company's primary regulator, and are subject to potential disapproval. RiverSource Life Insurance Company's statutory unassigned surplus aggregated $810 million and $433 million as of December 31, 2010 and 2009, respectively.

In addition, dividends or distributions, whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceed the greater of the previous year's statutory net gain from operations or 10% of the previous year-end statutory capital and surplus are referred to as "extraordinary dividends." Extraordinary dividends also require advance notice to the Minnesota Department of Commerce, and are subject to potential disapproval.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

Statutory net gain from operations and net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
                                                                (unaudited)
Statutory net gain (loss) from operations(1)                      $1,200        $1,793        $(1,184)
Statutory net income (loss)(1)                                     1,112         1,887         (1,407)
Statutory capital and surplus                                      3,735         3,371          2,529


(1) An increase in statutory reserves for variable annuity guaranteed benefits contributed significantly to the loss in 2008, but was substantially offset by unrealized gains on derivatives which are not included in the statutory income statement, but recorded directly to surplus. These impacts were substantially reversed in 2009 and 2010.

16. DERIVATIVES AND HEDGING ACTIVITIES

Derivative instruments enable the Company to manage its exposure to various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity and interest rate indices or prices. The Company primarily enters into derivative agreements for risk management purposes related to the Company's products and operations.

The Company uses derivatives as economic hedges and accounting hedges. The following table presents the balance sheet location and the gross fair value of derivative instruments, including embedded derivatives:

                                                    ASSET                                      LIABILITY
DERIVATIVES NOT              BALANCE     ---------------------------      BALANCE     ---------------------------
DESIGNATED                    SHEET      DECEMBER 31,   DECEMBER 31,       SHEET      DECEMBER 31,   DECEMBER 31,
AS HEDGING INSTRUMENTS      LOCATION         2010           2009         LOCATION         2010           2009
-----------------------------------------------------------------------------------------------------------------
                                                (IN MILLIONS)                                (IN MILLIONS)
GMWB AND GMAB
  Interest rate                                                        Other
  contracts               Other assets       $366           $176       liabilities       $  379         $  280
                                                                       Other
  Equity contracts        Other assets        354            425       liabilities          665            474
                                                                       Other
  Credit contracts        Other assets          4             12       liabilities            1             --
                                                                       Future
  Embedded                                                             policy
  derivatives(1)          N/A                  --             --       benefits             421            299
                                         ---------------------------                  ---------------------------
    Total GMWB and GMAB                       724            613                          1,466          1,053
                                         ---------------------------                  ---------------------------
OTHER DERIVATIVES:
EQUITY
                                                                       Other
  GMDB                    Other assets         --             --       liabilities           --              2
                                                                       Other
  EIA                     Other assets          1              2       liabilities           --             --
                                                                       Future
  EIA embedded                                                         policy
  derivatives             N/A                  --             --       benefits               3              9
                                         ---------------------------                  ---------------------------
    Total other                                 1              2                              3             11
                                         ---------------------------                  ---------------------------
Total derivatives                            $725           $615                         $1,469         $1,064
                                         ===========================                  ===========================



N/A Not applicable

(1) The fair values of GMWB and GMAB embedded derivatives fluctuate based on changes in equity, interest rate and credit markets.

See Note 13 for additional information regarding the Company's fair value measurement of derivative instruments.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

DERIVATIVES NOT DESIGNATED AS HEDGES
The following table presents a summary of the impact of derivatives not designated as hedging instruments on the Consolidated Statements of Income for the years ended December 31:

                                    LOCATION OF
                                    GAIN (LOSS)            AMOUNT OF GAIN (LOSS)
                                        ON                     ON DERIVATIVES
                                    DERIVATIVES             RECOGNIZED IN INCOME
DERIVATIVES NOT DESIGNATED          RECOGNIZED        -------------------------------
AS HEDGING INSTRUMENTS               IN INCOME            2010               2009
-------------------------------------------------------------------------------------
                                                               (IN MILLIONS)
GMWB AND GMAB
                                   Benefits,
                                   claims,
                                   losses and
                                   settlement
  Interest rate contracts          expenses               $  95             $  (435)
                                   Benefits,
                                   claims,
                                   losses and
                                   settlement
  Equity contracts                 expenses                (370)             (1,245)
                                   Benefits,
                                   claims,
                                   losses and
                                   settlement
  Credit contracts                 expenses                 (44)                (65)
                                   Benefits,
                                   claims,
                                   losses and
                                   settlement
  Embedded derivatives(1)          expenses                (121)              1,533
-------------------------------------------------------------------------------------
    Total GMWB and GMAB                                    (440)               (212)
-------------------------------------------------------------------------------------

OTHER DERIVATIVES:
EQUITY
                                   Benefits,
                                   claims,
                                   losses and
                                   settlement
  GMDB                             expenses                  (4)                (10)
                                   Interest
                                   credited to
                                   fixed
  EIA                              accounts                   2                   4
                                   Interest
                                   credited to
                                   fixed
  EIA embedded derivatives         accounts                   7                   7
-------------------------------------------------------------------------------------
    Total other                                               5                   1
-------------------------------------------------------------------------------------
Total derivatives                                         $(435)            $  (211)
=====================================================================================



(1) The fair values of GMWB and GMAB embedded derivatives fluctuate based on changes in equity, interest rate and credit markets.

The Company holds derivative instruments that either do not qualify or are not designated for hedge accounting treatment. These derivative instruments are used as economic hedges of equity, interest rate and credit risk related to various products and transactions of the Company.

The majority of the Company's annuity contracts contain GMDB provisions, which may result in a death benefit payable that exceeds the contract accumulation value when market values of customers' accounts decline. Certain annuity contracts contain GMWB or GMAB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments or guarantee a minimum accumulation value of consideration received at the beginning of the contract period, after a specified holding period, respectively. The Company economically hedges the exposure related to non-life contingent GMWB and GMAB provisions using various equity futures, equity options, total return swaps, interest rate swaptions, interest rate swaps, variance swaps and credit default swaps. At December 31, 2010 and 2009, the gross notional amount of derivative contracts for the Company's GMWB and GMAB provisions was $55.5 billion and $38.7 billion, respectively. The Company had previously entered into a limited number of derivative contracts to economically hedge equity exposure related to GMDB provisions on variable annuity contracts written in 2009. As of December 31, 2010, the Company did not have any outstanding hedges on its GMDB provisions. At December 31, 2009, the gross notional amount of derivative contracts for the Company's GMDB provisions was $77 million. The deferred premium associated with the above options is paid or received semi-annually over the life of the option contract.

The following is a summary of the payments the Company is scheduled to make and receive for these options:

                                                                         PREMIUMS      PREMIUMS
(IN MILLIONS)                                                             PAYABLE     RECEIVABLE
-------------------------------------------------------------------------------------------------
2011                                                                       $266           $10
2012                                                                        245             9
2013                                                                        223             8
2014                                                                        197             7
2015                                                                        174             6
2016-2025                                                                   546             7


Actual timing and payment amounts may differ due to future contract settlements, modifications or exercises of options prior to the full premium being paid or received.

EIAs have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the obligation incurred by the Company related to EIA products will positively or negatively impact earnings over the life of these products. As a means of economically hedging its obligations under the provisions of these products, the Company enters into index options and occasionally enters into futures contracts. The gross notional amount of these derivative contracts was $89 million and $129 million at December 31, 2010 and 2009, respectively.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

EMBEDDED DERIVATIVES
Certain annuities contain GMAB and non-life contingent GMWB provisions, which are considered embedded derivatives. In addition, the equity component of the EIA product obligations is also considered an embedded derivative. These embedded derivatives are bifurcated from their host contracts and reported on the Consolidated Balance Sheets at fair value with changes in fair value reported in earnings. As discussed above, the Company uses derivatives to mitigate the financial statement impact of these embedded derivatives.

CASH FLOW HEDGES
The Company has amounts classified in accumulated other comprehensive income
(loss) related to gains and losses associated with the effective portion of previously designated cash flow hedges. The Company reclassifies these amounts into income as the forecasted transactions impact earnings. During the years ended December 31, 2010 and 2009, the Company held no derivatives that were designated as cash flow hedges.

At December 31, 2010, the Company expects to reclassify $6 million of deferred loss on derivative instruments from accumulated other comprehensive income
(loss) to earnings during the next 12 months that will be recorded in net investment income. These were originally losses on derivative instruments related to interest rate swaptions. During the years ended December 31, 2010 and 2009, no hedge relationships were discontinued due to forecasted transactions no longer being expected to occur according to the original hedge strategy. For the years ended December 31, 2010, 2009 and 2008, amounts recognized in earnings on derivative transactions that were ineffective were not material.

The following is a summary of unrealized derivatives losses included in accumulated other comprehensive income (loss) related to cash flow hedges:

(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Net unrealized derivatives losses at January 1                     $(34)         $(38)         $(40)
Unrealized derivative losses arising during the period               --            --            (1)
Reclassification of realized losses(1)                                6             6             5
Income tax benefit                                                   (2)           (2)           (2)
-------------------------------------------------------------------------------------------------------
Net unrealized derivatives losses at December 31                   $(30)         $(34)         $(38)
=======================================================================================================



(1) Loss reclassified from Accumulated Other Comprehensive Income (Loss) to Net Investment Income on Consolidated Statements of Income.

Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is 8 years and relates to interest credited on forecasted fixed premium product sales.

CREDIT RISK
Credit risk associated with the Company's derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. To mitigate such risk, the Company has established guidelines and oversight of credit risk through a comprehensive enterprise risk management program that includes members of senior management. Key components of this program are to require preapproval of counterparties and the use of master netting arrangements and collateral arrangements whenever practical. As of December 31, 2010 and 2009, the Company held $25 million and $88 million, respectively, in cash and cash equivalents and recorded a corresponding liability in other liabilities for collateral the Company is obligated to return to counterparties. As of December 31, 2010 and 2009, the Company had accepted additional collateral consisting of various securities with a fair value of $23 million and $22 million, respectively, which are not reflected on the Consolidated Balance Sheets. As of December 31, 2010 and 2009, the Company's maximum credit exposure related to derivative assets after considering netting arrangements with counterparties and collateral arrangements was approximately $25 million and $53 million, respectively.

Certain of the Company's derivative instruments contain provisions that adjust the level of collateral the Company is required to post based on the Company's financial strength rating (or based on the debt rating of the Company's parent, Ameriprise Financial). Additionally, certain of the Company's derivative contracts contain provisions that allow the counterparty to terminate the contract if the Company does not maintain a specific financial strength rating or Ameriprise Financial's debt does not maintain a specific credit rating (generally an investment grade rating). If these termination provisions were to be triggered, the Company's counterparty could require immediate settlement of any net liability position. At December 31, 2010 and 2009, the aggregate fair value of all derivative instruments in a net liability position containing such credit risk features was $412 million and $296 million, respectively. The aggregate fair value of assets posted as collateral for such instruments as of December 31, 2010 and 2009 was $406 million and $269 million, respectively. If the credit risk features of derivative contracts that were in a net liability position at December 31, 2010 and 2009 were triggered, the additional fair value of assets needed to settle these derivative liabilities would have been $6 million and $27 million, respectively.

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

17. INCOME TAXES

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies. Beginning in 2010, the Company's taxable income will be included in the consolidated federal income tax return of Ameriprise Financial. The Company provides for income taxes on a separate return basis, except that, under an agreement between Ameriprise Financial and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Ameriprise Financial that is will reimburse its subsidiaries for any tax benefits recorded.

The components of income tax provision (benefit) were as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Current income tax:
  Federal                                                          $(167)        $325          $  42
  State                                                                3            1              3
-------------------------------------------------------------------------------------------------------
    Total current income tax                                        (164)         326             45
Deferred income tax
  Federal                                                            417          (80)          (236)
  State                                                               (1)          (1)             2
-------------------------------------------------------------------------------------------------------
    Total deferred income tax                                        416          (81)          (234)
-------------------------------------------------------------------------------------------------------
Total income tax provision (benefit)                               $ 252         $245          $(189)
=======================================================================================================



The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
                                                                   2010          2009          2008
-------------------------------------------------------------------------------------------------------
Tax at U.S. statutory rate                                         35.0%         35.0%          35.0%
Changes in taxes resulting from:
  Tax-exempt interest and dividend income                          (6.6)         (7.2)          56.6
  State taxes, net of federal benefit                               0.1            --           (3.7)
  Low income housing credit                                        (1.4)         (2.0)          27.9
  Foreign tax credit, net of addback                               (1.1)         (1.0)          15.3
  Taxes applicable to prior years                                  (1.9)          0.1           29.2
  Other, net                                                                       --           (0.2)
-------------------------------------------------------------------------------------------------------
Income tax provision                                               24.1%         24.9%         160.1%
=======================================================================================================



The Company's effective tax rate was 24.1% and 24.9% for the years ended December 31, 2010 and 2009, respectively. The decrease in the effective tax rate primarily reflects benefits from tax planning and completion of certain audits which offset the impact of an increase in pretax income relative to tax advantaged items for 2010.

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for GAAP reporting versus income tax return purposes. The significant components of the Company's deferred income tax assets and liabilities are reflected in the following table:

                                                                              DECEMBER 31,
                                                                       --------------------------
(IN MILLIONS)                                                              2010          2009
-------------------------------------------------------------------------------------------------
Deferred income tax assets:
  Liabilities for future policy benefits                                  $1,306        $1,390
  Investment related                                                         159           163
  Net operating loss and tax credit carryforwards                             31           185
-------------------------------------------------------------------------------------------------
Gross deferred income tax assets                                           1,496         1,738
-------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  DAC                                                                      1,429         1,264
  Net unrealized gains on Available-for-Sale securities                      364           203
  DSIC                                                                       191           193
  Other                                                                       26            15
-------------------------------------------------------------------------------------------------
Gross deferred income tax liabilities                                      2,010         1,675
-------------------------------------------------------------------------------------------------
Net deferred income tax assets (liabilities)                              $ (514)       $   63
=================================================================================================



The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in deferred income tax assets are a significant deferred tax asset relating to capital losses that have been recognized for financial statement purposes but not yet for tax return purposes and future deductible

RiverSource Life Insurance Company
--------------------------------------------------------------------------------

capital losses realized for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. Significant judgment is required in determining if a valuation allowance should be established, and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business including the ability to generate capital gains. Consideration is given to, among other things in making this determination, (i) future taxable income exclusive of reversing temporary differences and carryforwards, (ii) future reversals of existing taxable temporary differences,
(iii) taxable income in prior carryback years, and (iv) tax planning strategies. Based on analysis of the Company's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2010 and 2009.

The Company has tax benefits related to capital loss carryforwards of $29 million which expire beginning December 31, 2015 as well as tax credit carryforwards of $2 million which expire beginning December 31, 2019.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Balance at January 1                                               $ (77)        $(89)         $  97
Additions (reductions) based on tax positions related to the
current year                                                          --            1           (165)
Additions for tax positions of prior years                           322           18             38
Reductions for tax positions of prior years                         (196)          (7)           (59)
Settlements                                                           34           --             --
-------------------------------------------------------------------------------------------------------
Balance at December 31                                             $  83         $(77)         $ (89)
=======================================================================================================



If recognized, approximately $39 million, $49 million and $30 million, net of federal tax benefits, of unrecognized tax benefits as of December 31, 2010, 2009 and 2008, respectively, would affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company recognized a net reduction of $8 million, $1 million and $14 million in interest and penalties for the year ended December 31, 2010, 2009 and 2008, respectively. At December 31, 2010 and 2009, the Company had a receivable of $24 million and $16 million, respectively, related to the accrual of interest and penalties.

It is reasonably possible that the total amounts of unrecognized tax benefits will change in the next 12 months. Based on the current audit position of the Company, it is estimated that the total amount of gross unrecognized tax benefits may decrease by $25 million to $35 million in the next 12 months.

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 1997. The Internal Revenue Service ("IRS") completed its field examination of the Company's income tax returns for 2005 through 2007 during the third and fourth quarters of 2010. The IRS had completed its field examination of the 1997 through 2004 tax returns in recent years. However, for federal income tax purposes, these years continue to remain open as a consequence of certain issues under appeal. In the fourth quarter of 2010, the IRS commenced an examination of the Company's income tax returns for 2008 and 2009. The Company or certain of its subsidiaries' state income tax returns are currently under examination by various jurisdictions for years ranging from 1998 through 2009.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61 in which it announced that it intends to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") related to separate account assets held in connection with variable contracts of life insurance companies. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time, but they may result in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

The items comprising other comprehensive income (loss) are presented net of the following income tax provision (benefit) amounts:

                                                                       YEARS ENDED DECEMBER 31,
                                                               ----------------------------------------
(IN MILLIONS)                                                      2010          2009          2008
-------------------------------------------------------------------------------------------------------
Net unrealized securities gains (losses)                           $157          $587          $(302)
Net unrealized derivative gains                                       2             2              2
-------------------------------------------------------------------------------------------------------
Net income tax provision (benefit)                                 $159          $589          $(300)
=======================================================================================================


RiverSource Life Insurance Company
--------------------------------------------------------------------------------

18. COMMITMENTS AND CONTINGENCIES

At December 31, 2010 and 2009, the Company had no material commitments to purchase investments other than mortgage loan fundings. See Note 6 for additional information.

The Company's annuity and life products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2010, these guarantees range up to 5.0%. To the extent the yield on the Company's invested assets portfolio declines below its target spread plus the minimum guarantee, the Company's profitability would be negatively affected.

Insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. The SEC, the Financial Industry Regulatory Authority, commonly referred to as FINRA, and several state authorities have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), compensation arrangements and anticompetitive activities.

The Company is involved in the normal course of business in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

S-6325-4 A (1/12)

PART C.

Item 24. Financial Statements and Exhibits

(a)   Financial statements included in Part B of this Registration Statement:
      The audited financial statements of the RiverSource Life Insurance Company including:

      Report of Independent Registered Public Accounting Firm dated February 23, 2011.

      Consolidated Balance Sheets as of Dec. 31, 2010 and 2009.

      Consolidated Statements of Income for the years ended Dec. 31, 2010, 2009 and 2007.

      Consolidated Statements of Cash Flows for the years ended Dec. 31, 2010, 2009 and 2008.

      Consolidated Statements of Stockholder's Equity for the three years ended Dec. 31, 2010, 2009 and 2008.

      Notes to Consolidated Financial Statements.

(b)   Exhibits:

1.1 Resolution of the Board of Directors of IDS Life Insurance Company establishing the IDS Life Variable Account 10 dated August 23, 1995, filed electronically as Exhibit 1 to Registrant's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

1.2 Resolution of the Board of Directors of IDS Life Insurance Company establishing 105 additional subaccounts within the separate account, filed electronically as Exhibit 1.2 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-79311 filed on or about Aug. 10, 1999, is incorporated herein by reference.

1.3 Resolution of the Board of Directors of IDS life Insurance Company establishing 25 additional subaccounts within the separate account, filed electronically as Exhibit 1.3 to Registrant's Post-Effective Amendment No. 2 to Registration Statement No. 333-79311, is incorporated herein by reference.

1.4 Resolution of the Board of Directors of IDS Life Insurance Company establishing 12 additional subaccounts within the separate account, filed electronically as Exhibit 1.3 to Registrant's Post-Effective Amendment No. 3 to Registration Statement No. 333-79311, is incorporated herein by reference.

1.5 Resolution of the Board of Directors of IDS Life Insurance Company establishing 69 additional subaccounts within the separate account, filed electronically as Exhibit 1.5 to Registrant's Post-Effective Amendment No. 6 to Registration Statement No. 333-79311, is incorporated herein by reference.

1.6 Resolution of the Board of Directors of IDS Life Insurance Company establishing 112 additional subaccounts within the separate account, dated Feb. 11, 2002, filed electronically as Exhibit 1.6 to Registrant's Post-Effective Amendment No. 8 to Registration Statement No. 333-79311, is incorporated herein by reference.

1.7 Resolution of the Board of Directors of IDS Life Insurance Company establishing 3 additional subaccounts within the separate account, dated Feb. 28, 2002, filed electronically as Exhibit 1.7 to Registrant's Post-Effective Amendment No. 10 to Registration Statement No. 333-79311, is incorporated herein by reference.

1.8 Resolution of the Board of Directors of IDS Life Insurance Company establishing 8 additional subaccounts within the separate account, dated January 6, 2004, filed electronically as Exhibit 1.8 to Registrant's Post-Effective Amendment No. 21 to Registration Statement No. 333-79311, filed on or about Jan. 23, 2004, is incorporated by reference.

1.9 Resolution of the Board of Directors of IDS Life Insurance Company establishing 6 additional subaccounts within the separate account, dated August 12, 2004 filed electronically as Exhibit 1.9 to Post-Effective Amendment No. 32 to Registration Statement No. 333-79311 is incorporated by reference.

1.10 Resolution of the Board of Directors of IDS Life Insurance Company establishing an additional subaccount within the separate account, dated April 27, 2005 filed electronically as Exhibit 1.10 to Post-Effective Amendment No. 32 to Registration Statement No. 333-79311 is incorporated by reference.

1.11 Resolution of the Board of Directors establishing 18 additional subaccounts within the separate accounts dated April 12, 2006 filed electronically as Exhibit 1.11 to Registrant's Post-Effective Amendment No. 39 to Registration Statement No. 333-79311 is incorporated by reference.

1.12 Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

1.13 Resolution of the Board of Directors establishing 988 additional subaccounts within the separate accounts dated April 6, 2011 filed electronically as Exhibit 1.13 to Post-Effective Amendment No 64 to Registration Statement No. 333-79311 is incorporated by reference.

2.    Not applicable.

3. Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable

      Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

4.1 Form of Group Deferred 403 (b) Annuity Contract (form 411333) with data pages filed electronically as Exhibit 4.1 to the Initial Registration Statement on Form N-4 for RiverSource Retirement Group Variable Annuity Contract II, on or about Oct. 19, 2011, is incorporated by reference.

4.2 Form of Group Deferred 403(b) Annuity Certificate (form 411334) with data pages filed electronically as Exhibit 4.2 to the Initial Registration Statement on Form N-4 for RiverSource Retirement Group Variable Annuity Contract II, on or about Oct. 19, 2011, is incorporated by reference.

4.3   Form of Guarantee Period Accounts endorsement filed electronically as
      Exhibit 4.3 to the Initial Registration Statement on Form N-4 for RiverSource Retirement Group Variable Annuity Contract II, on or about Oct. 19, 2011, is incorporated by reference.

4.4 Copy of Company name change endorsement (form 131115) for RiverSource Life Insurance Company, filed electronically as Exhibit 4.32 to Registrant's Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 filed on or about Jan. 2, 2007, is incorporated by reference.

5.    Form of Variable Annuity Application (form 31063), filed electronically as
      Exhibit 5 to Pre-Effective Amendment No. 1 to Registration Statement No. 333-79311 filed on or about Aug. 10, 1999 is incorporated herein by reference.

6.1 Certificate of Incorporation of IDS Life dated July 24, 1957, filed electronically as Exhibit 6.1 to Registrant's Initial Registration Statement No. 33-62407 is incorporated herein by reference.

6.2 Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as
      Exhibit 27(f)(1) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated by reference.

6.3 Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated by reference.

7.    Not applicable.

8.1 Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h)
      (20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.2 Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit 27(h)(3) to Post-Effective

      Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

8.3 Copy of Fund Participation Agreement dated May 1, 2006 among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 27(h) (22) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

8.4 Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007,among Variable Insurance Products Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Co. of New York filed electronically as Exhibit 8.16 to RiverSource of New York Variable Annuity Account 2's Post-Effective Amendment No. 3 to Registration Statement No. 333-139764 on or about April 24, 2008 is incorporated by reference herein.

8.5 Copy of Amended and Restated Participation Agreement by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors Inc.), dated August 1, 2005 filed electronically as Exhibit 8.7 to Registrant's Post-Effective Amendment No. 39 to Registration Statement No. 333-79311 is incorporated by reference.

8.6 Copy of Participation Agreement Among MFS Variable Insurance Trust, American Enterprise Life Insurance Company, IDS Life Insurance Company and Massachusetts Financial Services Company, dated June 9, 2006, filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 42 to Registration Statement No. 333-79311 is incorporated by reference.

8.7 Copy of Fund Participation Agreement dated March 2, 2006, by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc. and IDS Life Insurance Company filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.8 Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Company filed electronically as Exhibit 8.4 to RiverSource Variable Annuity Account Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated by reference herein.

8.9 Copy of Participation Agreement dated March 1, 2006, among IDS Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC filed electronically as Exhibit 8.19 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.10 Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit
      8.23 to Post-Effective Amendment No. 42 to Registration Statement No. 333-79311 is incorporated herein by reference.

8.11 Copy of Fund Participation Agreement dated April 2, 2007, RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.11 to RiverSource Variable Annuity Account Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated by reference herein.

8.12 Copy of Participation Agreement by and among Wells Fargo Variable Trust and RiverSource Life Insurance Company and Wells Fargo Funds Distributors, LLC dated Jan. 1, 2007, filed electronically as Exhibit 8.29 to Post-Effective Amendment No. 42 to Registration Statement No. 333-79311 is incorporated by reference.

9. Opinion of counsel and consent to its use as the legality of the securities being registered is filed electronically herewith.

10. Consent of Independent Registered Public Accounting Firm is filed electronically herewith.

11.   None

12.   Not applicable.

13. Power of Attorney dated Dec. 17, 2010 filed electronically as Exhibit 13 to Post-Effective Amendment No. 64 to Registration Statement No. 333-79311 on or about April 22, 2011, is incorporated by reference herein.

14.   Not applicable.

Item 25.

Directors and Officers of the Depositor RiverSource Life Insurance Company

                                                                     Position and Offices
Name                               Principal Business Address*          With Depositor
----                               ---------------------------   -----------------------------
Gumer Cruz Alvero                                                Director and Executive
                                                                 Vice President - Annuities
Brian Joseph McGrane                                             Director, Executive Vice
                                                                 President and Chief Financial
                                                                 Officer
Richard T. Moore                                                 Secretary
Kevin Eugene Palmer                                              Director, Vice President and
                                                                 Chief Actuary
Bridget Mary Sperl                                               Director, Executive Vice
                                                                 President - Client Service
Jon Stenberg                                                     Director
William Frederick "Ted" Truscott                                 Director
John Robert Woerner                                              Chairman of the Board and
                                                                 President

* The business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.


Item 26.

Persons Controlled by or Under Common Control with the Depositor or Registrant

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                 Jurisdiction of
Name of Subsidiary                                                Incorporation
------------------                                               ---------------
Advisory Capital Strategies Group Inc.                           Minnesota
AEXP Affordable Housing LLC                                      Delaware
American Enterprise Investment Services Inc.                     Minnesota
American Express Property Casualty Insurance Agency
   of Pennsylvania, Inc.                                         Pennsylvania
Ameriprise Advisor Services, Inc.                                Michicgan
Ameriprise Auto & Home Insurance Agency, Inc.                    Wisconsin
Ameriprise Bank, FSB                                             USA
Ameriprise Captive Insurance Company                             Vermont
Ameriprise Capital Trusts I-IV                                   Delaware
Ameriprise Certificate Company                                   Delaware
Ameriprise Financial Services, Inc.                              Delaware
Ameriprise Holdings, Inc.                                        Delaware
Ameriprise India Private Ltd.                                    India
Ameriprise Insurance Agency of Massachusetts, Inc.               Massachusetts
Ameriprise Insurance Agency                                      Wisconsin
Ameriprise Trust Company                                         Minnesota
AMPF Holding Corporation                                         Michigan
AMPF Property Corporation                                        Michigan
AMPF Realty Corporation                                          Michigan
Brecek & Young Advisors, Inc.                                    California
Brecek & Young Financial Group Insurance Agency of Texas, Inc.   Texas
Brecek & Young Financial Services Group of Montana, Inc.         Montana
Boston Equity General Partner LLC                                Delaware
4230 W. Green Oaks, Inc.                                         Michigan
IDS Capital Holdings Inc.                                        Minnesota
IDS Futures Corporation                                          Minnesota
IDS Management Corporation                                       Minnesota
IDS Property Casualty Insurance Company                          Wisconsin
Investors Syndicate Development Corporation                      Nevada
J. & W. Seligman & Co. Incorporated                              New York
Kenwood Capital Management LLC (47.7% owned)                     Delaware
Realty Assets Inc.                                               Nebraska
RiverSource CDO Seed Investments, LLC                            Minnesota
RiverSource Distributors, Inc.                                   Delaware
RiverSource Fund Distributors, Inc.                              Delaware
RiverSource Investments, LLC                                     Minnesota
RiverSource Life Insurance Company                               Minnesota
RiverSource Life Insurance Co. of New York                       New York
RiverSource REO 1, LLC                                           Minnesota
RiverSource Service Corporation                                  Minnesota
RiverSource Services, Inc.                                       Delaware
RiverSource Tax Advantaged Investments, Inc.                     Delaware
Securities America Advisors, Inc.                                Nebraska
Securities America Financial Corporation                         Nebraska
Securities America, Inc.                                         Nebraska
Seligman Asia, Inc.                                              Delaware
Seligman Focus Partners LLC                                      Delaware
Seligman Health Partners LLC                                     Delaware
Seligman Health Plus Partners LLC                                Delaware
Seligman Partners LLC                                            Delaware
Threadneedle Asset Management Holdings SARL                      England


Item 27. Number of Contract owners

         Not applicable.

Item 28. Indemnification

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter RiverSource Distributors Inc.

PRINCIPAL UNDERWRITERS.

(a) RiverSource Distributors Inc. acts as principal underwriter, depositor or sponsor for:

RiverSource Variable Annuity Account
RiverSource Account F
RiverSource Variable Annuity Fund A
RiverSource Variable Annuity Fund B
RiverSource Variable Annuity Account 10
RiverSource Variable Life Separate Account
RiverSource Variable Life Account
RiverSource of New York Variable Annuity Account 2
RiverSource of New York Account 4
RiverSource of New York Account 8
RiverSource of New York Variable Annuity Account

(b) As to each director, officer or partner of the principal underwriter:

Name and Principal       Positions and Offices
Business Address*           with Underwriter
-------------------   --------------------------
Lynn Abbott           President
Gumer C. Alvero       Director and Vice President
Thomas R. Moore       Secretary
David K. Stewart      Chief Financial Officer
William F. Truscott   Chairman of the Board and
                      Chief Executive officer
John R. Woerner       Director and Vice President

*    Business address is: 50611 Ameriprise Financial Center, Minneapolis, MN
     55474


(c) RiverSource Distributors Inc., the principal underwriter during Registrant's last fiscal year, was paid the following commissions:

NAME OF              NET UNDERWRITING
PRINCIPAL              DISCOUNTS AND    COMPENSATION ON    BROKERAGE
UNDERWRITER             COMMISSIONS        REDEMPTION     COMMISSIONS   COMPENSATION
------------         ----------------   ---------------   -----------   ------------
RiverSource
Distributors,Inc.      $391,347,519          None            None           None

Item 30. Location of Accounts and Records

         RiverSource Life Insurance Company
         70100 Ameriprise Financial Center
         Minneapolis, MN 55474

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

(a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Registrant represents that it is relying upon the no-action assurance given to the American Council of Life Insurance (pub. avail. Nov. 28,
         1988). Further, Registrant represents that it has complied with the provisions of paragraphs (1)-(4) of that no-action letter.

(e) The sponsoring insurance company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company, on behalf of the Registrant, has caused this Pre-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, and State of Minnesota, on the 18th day of January, 2012.

                                       RIVERSOURCE VARIABLE ACCOUNT 10
                                        (Registrant)

                                        By RiverSource Life Insurance Company
                                           (Sponsor)

                                        By /s/ John R. Woerner*
                                           -------------------------------------
                                           John R. Woerner
                                           Chairman of the Board and President

As required by the Securities Act of 1933, Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 18th day of January, 2012.

Signature                               Title
/s/ Gumer C. Alvero*                    Director and Executive Vice
--------------------------------------  President - Annuities
Gumer C. Alvero

/s/ Richard N. Bush*                    Senior Vice President -- Corporate Tax
--------------------------------------
Richard N. Bush

/s/ Brian J. McGrane*                   Director, Executive Vice President and
--------------------------------------  Chief Financial Officer
Brian J. McGrane

/s/ Kevin E. Palmer*                    Director, Vice President and Chief
--------------------------------------  Actuary
Kevin E. Palmer

/s/ Bridget M. Sperl*                   Director and Executive Vice President -
--------------------------------------  Client Services
Bridget M. Sperl

/s/ David K. Stewart*                   Vice President and Controller
--------------------------------------  (Principal Accounting Officer)
David K. Stewart

/s/ William F. "Ted" Truscott*          Director
--------------------------------------
William F. "Ted" Truscott

/s/ John R. Woerner*                    Chairman of the Board and President
--------------------------------------
John R. Woerner

* Signed pursuant to Power of Attorney dated Dec. 17,2010 filed electronically as Exhibit 13 to Post-Effective Amendment No. 64 to Registration Statement No. 333-79311 on or about April 22, 2011, is incorporated by reference herein, by:

/s/ Dixie Carroll
--------------------------------------
Dixie Carroll
Assistant General Counsel and
Assistant Secretary

                   CONTENTS OF THE PRE-EFFECTIVE AMENDMENT No. 1

This Registration Statement is comprised of the following papers and documents:

The Cover Page.

PART A.
The prospectus for:

RiverSource Retirement Group Variable Annuity Contract II

PART B.
The Statement of Additional Information

Part C.

     Other Information.

     The signatures.

     Exhibits.

Exhibit Index

9. Opinion of counsel and consent to its use as to the legality of the securities being registered.

10.  Consent of Independent Registered Public Accounting Firm.